SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 15, 2021

NOTICE OF SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

May 14, 2021

These materials are important and require your immediate attention. They require shareholders of Vizsla Silver Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisors.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of common shares ("Shareholders") of Vizsla Silver Corp. ("Vizsla" or the "Company") will be held at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, via teleconference on Tuesday, June 15, 2021 at 10:00 a.m. (PST). Shareholders will not be able to attend the Meeting in person.

To participate or submit questions during the Meeting, please refer to the following dial-in instructions:

Ready-Access Number: 1-888-345-2160

Secondary Number: 1-416-620-2160

7-Digit Access Code: 8181630

At the Meeting, Shareholders will be asked to consider the following matters:

1. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule A to the Circular for a statutory arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares of Vizsla Copper Corp. ("SpinCo") to shareholders of the Company on the basis of one SpinCo common share for each three common shares of the Company (each common share, a "Vizsla Share") held on the effective date of the Arrangement.

2. Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan for SpinCo, similar to the existing plan of Vizsla, as more fully described in the Circular.

3. To consider any permitted amendment to or variation of any matter identified in this notice, and to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The specific details of these matters to be put before the Meeting are set forth in the Management Information Circular (the "Circular") accompanying this notice. Copies of the Arrangement Resolution (including plan of arrangement), the interim order and notice of hearing of petition are attached to the Circular as Schedules A, D and E, respectively. The Board of Directors of the Company has approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting. Registered Shareholders have a right of dissent in respect of the proposed Arrangement and to be paid the fair value of their Vizsla Shares. The dissent rights are described in the accompanying Circular and are attached as Schedule F to the Circular. Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

You have the right to vote if you were a Shareholder of the Company at the close of business on May 17, 2021, the record date set by the Board of Directors of the Company for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Registered holders of Vizsla Shares who wish to ensure their securities will be voted at the Meeting are requested to date, complete and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in this Circular. To be effective, proxies must be received before 10:00 a.m. (PST) on June 11, 2021 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

Shareholders who do not hold Vizsla Shares in their own name must follow the instructions set out in the voting instruction form or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Circular to ensure their Vizsla Shares will be voted at the Meeting. If Vizsla Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of Vizsla.

Due to COVID-19 restrictions, all shareholders are to send in their proxy using the below methods and attend the meeting via conference call as provided on page 4 of this Circular.

To be effective, the enclosed Proxy Instrument must be returned to the Company's transfer agent, Computershare Investor Services Inc., ("Computershare"):

(a) by mail using the enclosed return envelope;

(b) by internet as described on the enclosed proxy; or

(c) by registered mail, by hand or by courier delivery to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1

All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (PST) on June 11, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial shareholder, a voting information form (also known as a VIF), instead of a Proxy Instrument, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares.

DATED at Vancouver, British Columbia, on May 14, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Craig Parry"

Craig Parry

Chairman

LETTER TO SHAREHOLDERS

Dear fellow Shareholders,

On behalf of the Board of Directors (the "Board") of Vizsla Silver Corp. ("Vizsla" or the "Company"), I would like to invite you to attend the special meeting (the "Meeting") of the holders of common shares of the Company (the "Shareholders") to be held at 10:00 a.m. (Vancouver time) on June 15, 2021.

To participate or submit questions during the Meeting, please refer to the following dial-in instructions:

Ready-Access Number: 1-888-345-2160

Secondary Number: 1-416-620-2160

7-Digit Access Code: 8181630

Your feedback and your vote are important to us, and we have ensured that voting is easy and accessible. You can virtually attend the Meeting online and can vote by proxy on the internet, by phone, by fax or by mail. If you are a Registered Vizsla Shareholder and are unable to attend the Meeting, we encourage you to vote by completing the enclosed proxy. If you are a Non-Registered Holder (as defined below) of Vizsla shares and have received this letter and the Circular from your broker or another intermediary, please complete and return the proxy or the voting instruction form provided to you in accordance with the instructions.

At the Meeting, Shareholders will be asked to, among other things, pass a special resolution approving a statutory plan of arrangement (the "Arrangement") whereby Vizsla will spin out its British Columbia copper exploration assets into a separate Canadian copper-focused exploration company to be named Vizsla Copper Corp. ("SpinCo"). The Arrangement involves, among other things, the distribution of SpinCo common shares (the "SpinCo Shares") to existing Vizsla Shareholders such that each Shareholder will hold: (i) one new common share of the Company ("New Vizsla Share") for each common share of the Company ("Vizsla Share") held on the effective date of the Arrangement; and (ii) one SpinCo Share for every three Vizsla Shares held on the effective date of the Arrangement.

Nothing will change in your ownership of Vizsla once the Arrangement is completed. New Vizsla Shareswill have the same listing symbols and you will own the same number of securities in Vizsla. The issuance of New Vizsla Shares is simply a step in the Arrangement to transfer the assets to SpinCo.

Vizsla will continue to be working to discover and delineate high-grade precious metals resources at the Panuco silver district in Mexico. SpinCo will focus on unlocking value in the British Columbia copper exploration assets.

After careful consideration, the Board has unanimously determined that the Arrangement is in the best interests of the Company. A description of the various factors considered by the Board in arriving at this determination is contained in the enclosed Circular. The Board has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the special resolution approving the Arrangement.

To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each Vizsla Share held.

At the Meeting, in addition to the approval of the Arrangement, we will ask Shareholders, subject to the approval of the Arrangement, to approve a stock option plan for SpinCo.

If you have any questions about the information contained in the Circular or require assistance in completing the proxy, please contact Vizsla's Investor Relations team at info@vizslasilver.ca.

Thank you for your support.

Sincerely,

"Michael A. Konnert"

Michael A. Konnert

President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

(unless otherwise noted, as at May 14, 2021)

This management proxy circular ("Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Vizsla Silver Corp. ("Vizsla") for use at the annual general meeting of shareholders (the "Shareholders") of Vizsla (the "Meeting") to be held at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, via teleconference on Tuesday, June 15, 2021 at 10:00 a.m. (PST) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting.

To mitigate risks related to the rapidly evolving global COVID-19 public health emergency to Shareholders, and the Corporation's employees, communities and other stakeholders, and based on government recommendations and mandates to avoid large gatherings, the Meeting will be held electronically by teleconference.

Ready-Access Number: 1-888-345-2160

Secondary Number: 1-416-620-2160

7-Digit Access Code: 8181630

Shareholders will not be able to attend the Meeting in person.

The teleconference will allow Shareholders to listen to the Meeting and ask questions regardless of their geographic location or the particular circumstances that they may be facing as a result of COVID-19. The Corporation strongly encourages Shareholders to vote in advance of the Meeting in accordance with the instructions provided in the body of this Circular.

The Company is monitoring developments regarding COVID-19. In the event the Company decides any change to the date, time, location or format of the Meeting is necessary or appropriate due to difficulties arising from COVID-19, the Corporation will promptly notify Shareholders of the change by issuing a news release, a copy of which will be available on SEDAR at www.sedar.com.

Notice Regarding Information

Information in this Circular is given as at May 14, 2021 unless otherwise indicated and except for information contained in the documents incorporated herein by reference, which is given as at the respective dates stated therein. All capitalized terms used in this Circular (including the Schedules hereto) but not otherwise defined herein have the meanings set forth under "Glossary of Defined Terms".

No person is authorized to give any information or make any representation not contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

INFORMATION FOR U.S. SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The SpinCo Shares and New Vizsla Share to be issued to Shareholders and Vizsla Replacement Options to be issued to Vizsla Optionholders pursuant to the Arrangement described in this Circular have not been and will not be registered under the 1933 Act or any U.S. state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the Shareholders and Vizsla Optionholders reside. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 18, 2021 and, subject to the approval of the Arrangement by the Shareholders at the Meeting on June 15, 2021, it is expected that the hearing on the Arrangement will be held by the Court on June 18, 2021 at 9:45 a.m. (PST) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See "The Arrangement - Court Approval and Completion of the Arrangement" in this Circular.

The exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the 1933 Act. Therefore, the New Vizlsa Shares issuable upon exercise of the Vizsla Replacement Options may not be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and the Vizsla Replacement Options may only be exercised only pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities laws. Prior to the issuance of New Vizsla Shares pursuant to any such exercise after the Effective Time, Vizsla may require evidence (which may include in an opinion of counsel) reasonably satisfactory to Vizsla to the effect that the issuance of such New Vizsla Shares do not require registration under the 1933 Act or applicable state securities laws.

The solicitation of proxies for the Meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the 1934 Act by virtue of an exemption applicable to foreign private issuers (as defined in Rule 3b-4 under the 1934 Act). The SpinCo Shares and New Vizsla Share to be issued to Shareholders and Vizsla Replacement Options to be issued to Vizsla Optionholders pursuant to the Arrangement described in this Circular will not be listed for trading on any U.S. stock exchange or registered under the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada, which are different from the requirements applicable to proxy solicitations under the 1934 Act. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The financial statements and historical financial information included or incorporated by reference in this Circular have been prepared based upon IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with U.S.

Generally Accepted Accounting Principles ("GAAP") and subject to standards of the Association of International Certified Professional Accountants. Likewise, information concerning the operations of Vizsla and SpinCo contained herein has been prepared based on IFRS disclosure standards, which are not comparable in all respects to U.S. disclosure standards. Shareholders and Vizsla Optionholders in the United States should consult with their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein.

Shareholders and Vizsla Optionholders in the United States should be aware that the acquisition of the SpinCo Shares, New Vizsla Shares and Vizsla Replacement Options pursuant to the Arrangement described herein may have tax consequences both in Canada and the United States. Such consequences for Shareholders and Vizsla Optionholders in the United States are not described herein. Shareholders and Vizsla Optionholders in the United States are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under U.S. securities laws may be adversely affected by the fact that Vizsla and SpinCo and certain of their respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that a certain portion of the assets of Vizsla and SpinCo and their respective subsidiaries and substantially all of the assets of certain such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders and Vizsla Optionholders in the United States to effect service of process within the United States upon Vizsla or SpinCo, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Shareholders and Vizsla Optionholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

In addition, when used in respect of the projects in which Vizsla or SpinCo has an interest, the terms "mineral reserve" and "mineral resource" have been reported in accordance with Canadian reporting standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

U.S. reporting requirements are governed by the U.S. Securities and Exchange Commission ("SEC") Industry Guide 7 ("Guide 7"). In October 2018, the SEC approved final rules requiring comprehensive and detailed disclosure requirements for issuers with material mining operations. The provisions in Industry Guide 7 and Item 102 of Regulation S-K, have been replaced with a new subpart 1300 of Regulation S-K under the United States Securities Act and has become mandatory for SEC registrants as of January 1, 2021. The changes adopted are intended to align the SEC's disclosure requirements more closely with global standards as embodied by the Committee for Mineral Reserves International Reporting Standards (CRIRSCO), including Canada's NI 43-101 and CIM Definition Standards. Under the new SEC rules, SEC registrants will be permitted to disclose "mineral resources" even though they reflect a lower level of certainty than mineral reserves. Additionally, under the new SEC rules, mineral resources must be classified as "measured", "indicated", or "inferred", terms which are defined in and required to be disclosed by NI 43-101 for Canadian issuers and are not recognized under SEC Industry Guide 7. An "Inferred Mineral Resource" has a lower level of confidence than that applying to an "Indicated Mineral Resource" and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of "Inferred Mineral Resources" could be upgraded to "Indicated Mineral Resources" with continued exploration. Accordingly, the mineral resource estimates and related information may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Industry Guide 7.

The SpinCo Shares and New Vizsla Shares to be issued to Shareholders and Vizsla Replacement Options to be issued to Vizsla Optionholders pursuant to the Arrangement will generally be freely transferable under U.S. federal securities laws, except by persons who are "affiliates" (as such term is understood under U.S. securities laws) of Vizsla and SpinCo after the Effective Date, or were "affiliates" of Vizsla and SpinCo within 90 days prior to the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "Certain Securities Law Matters - U.S. Securities Laws".

FORWARD-LOOKING INFORMATION

This Circular includes statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto, the tax treatment of the Arrangement, the expected operations, financial results and condition of Vizsla and SpinCo following the Arrangement, each company's future objectives and strategies to achieve those objectives, the future prospects of each company as an independent company, the listing or continued listing of Vizsla on the TSX Venture Exchange ("TSXV"), the future listing of SpinCo on a stock exchange, any market created for either company's shares, the estimated cash flow, capitalization and adequacy thereof for each company following the Arrangement, the expected benefits of the Arrangement to, and resulting treatment of, Shareholders and holders of convertible securities, the anticipated effects of the Arrangement, the estimated costs of the Arrangement, the satisfaction of the conditions to consummate the Arrangement, as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward- looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, we have made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court, the anticipated receipt of any required regulatory approvals and consents, the expectation that each of Vizsla and SpinCo will comply with the terms and conditions of the Arrangement Agreement (as defined below), the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement, that no unforeseen changes in the legislative and operating framework for the respective businesses of Vizsla and SpinCo will occur, that each company will meet its future objectives and priorities, that each company will have access to adequate capital to fund its future projects and plans, that each company's future projects and plans will proceed as anticipated, as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward- looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the potential for the trading price of New Vizsla Shares (if any) after the Arrangement being less than the trading price of Vizsla Shares immediately prior to the Arrangement; there being no concrete deadline to list SpinCo Shares on any stock exchange or that such listing will be successful; there being no established market for the SpinCo Shares; SpinCo Shares may not be "Qualified Investments" as defined in Canadian federal income tax law; Vizsla's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; the reduced diversity of Vizsla and SpinCo as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; obtaining approvals and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; global financial markets, general economic conditions, competitive business environments; the effect and period of effect of the COVID-19 pandemic; and other factors that may negatively impact Vizsla's financial condition; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and, the potential inability or unwillingness of current Shareholders to hold New Vizsla Shares and/or SpinCo Shares following the Arrangement.

For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in or incorporated into this Circular, see the risk factors discussed under "The Arrangement - Risk Factors Relating to the Arrangement" in this Circular and under the heading "Risk Factors" in Schedule G, as well as the risk factors included in Vizsla's management's discussion and analysis for the year ended April 30, 2020 and for the interim period ended January 31, 2021 and as described from time to time in the reports and disclosure documents filed by Vizsla with Canadian securities regulatory authorities, which are available under Vizsla's profile on SEDAR at www.sedar.com. This list is not exhaustive of the factors that may impact Vizsla's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Vizsla's forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in or incorporated by reference into this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither Vizsla nor SpinCo undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Vizsla or SpinCo that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

TECHNICAL INFORMATION

The Company's disclosure of technical or scientific information in this Circular has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla. Mr. Dupuis is a Qualified Person as defined under the terms of NI 43-101.

GLOSSARY OF DEFINED TERMS

In addition to the defined terms within the body of this Circular, the following is a glossary of certain terms used in this Circular, including the summary hereof and the Schedules to this Circular.

"1933 Act" means the U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

"1934 Act" means the U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

"Arrangement" means the arrangement of Vizsla under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order deemed acceptable to the Board for and on behalf of Vizsla.

"Arrangement Agreement" means the arrangement agreement dated April 19, 2021 between Vizsla and SpinCo, a copy of which is attached as Schedule C, as it may be amended or modified from time to time.

"Arrangement Resolution" means the special resolution to be considered by the Shareholders at the Meeting to approve the Arrangement, and which will be in, or substantially in, the form set out at Schedule A.

"Articles" means the articles of incorporation of Vizsla.

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Blueberry Project" or "Blueberry" means the Blueberry copper project located in the Babine porphyry belt of central British Columbia which is 100% owned by SpinCo.

"Blueberry Technical Report" means the report entitled "Independent NI 43-101 Technical Report on the Blueberry Project" prepared by Michael F. O'Brien, P. Geo., M. Sc., Pr.Sci.Nat., FGSSA, FAUSIMM, FSAIMM of Ausenco Engineering Canada Inc. with an effective date of March 4, 2021.

"Board" or "Board of Directors" means the board of directors of Vizsla, as constituted from time to time.

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada.

"Carruthers Pass Option" means SpinCo's option to acquire a 60% interest in the Carruthers Pass Property from Cariboo Rose Resources Ltd. pursuant to the Carruthers Pass Option Agreement.

"Carruthers Pass Option Agreement" means the option agreement between SpinCo and Cariboo Rose Resources Ltd. dated February 17, 2021.

"Carruthers Pass Property" or "Carruthers Pass" means the Carruthers Pass copper property located 200km north of Smithers, British Columbia and which is currently 100% owned by Cariboo Rose Resources Ltd.

"Carruthers Pass Technical Report" means the report entitled "Summary Report on the Carruthers Pass Property Omineca Mining Division, British Columbia, With Recommendations for Further Exploration" prepared by Geoffrey Goodall, P.Geo. of Global Geological Services Inc. with an effective date of April 12, 2021.

"Circular" means this management information circular dated May 14, 2021, together with all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time.

"Computershare" means Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, in its capacity as registrar and transfer agent of the Vizsla Shares.

"Court" means the Supreme Court of British Columbia.

"CRA" means the Canada Revenue Agency.

"Depositary" means Computershare Investor Services Inc., or such other depositary as Vizsla may determine.

"Dissent Procedures" has the meaning given to it under the heading "Dissent Rights".

"Dissent Rights" means the right of Registered Shareholders to exercise a right of dissent under the BCBCA in strict compliance with the Dissent Procedures.

"Dissent Shares" means the Vizsla Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent.

"Dissenting Shareholder" mean a Registered Shareholder who exercises Dissent Rights in respect of the Arrangement in strict compliance with the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement or any other order(s) of the Court and who has not withdrawn or has been deemed to have withdrawn such exercise of such Dissent Rights.

"Distribution Record Date" means the close of business on the last trading day on the TSXV immediately prior to the Effective Date.

"DRS" means Direct Registration System.

"Effective Date" means the effective date of the Arrangement, as mutually agreed by Vizsla and SpinCo.

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as may be mutually agreed by Vizsla and SpinCo.

"Final Order" means the order made after application to the Court pursuant to section 291(4) of the BCBCA, in a form acceptable to the parties, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court (with the consent of the parties each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmedor as amended (provided that any such amendment is acceptable to the parties, each acting reasonably) on appeal.

"Interim Order" means the order made after application to the Court pursuant to section 291(2) of the BCBCA, in a form acceptable to the parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the parties, each acting reasonably, in respect of the Meeting and the Arrangement, a copy of which is attached as Schedule D.

"In the Money Amount" at a particular time with respect to a Vizsla Option or Vizsla Replacement Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time.

"Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be sent to the Shareholders, together with this Circular.

"Meeting" means the special meeting of Shareholders to be held June 15, 2021, and any adjournment(s) or postponement(s) thereof, held in order to, among other things, consider and, if thought fit, approve the Arrangement.

"Meeting Materials" means, collectively, this Circular, the form of proxy and the Letter of Transmittal.

"New Vizsla Shares" means the new class of common shares without par value which Vizsla will create and issue as described in section 3.1(b) of the Plan of Arrangement and for which the Vizsla Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Shares.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"Notice of Hearing of Petition" means the Notice of Hearing of Petition, a copy of which is attached as Schedule E  hereto.

"Plan of Arrangement" means the plan of arrangement of Vizsla, substantially in the form of Exhibit I to the Arrangement Agreement set forth in Schedule C hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order.

"Record Date" means the record date for notice of and voting at the Meeting, being fixed as May 17, 2021.

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

"Regulation S" means Regulation S promulgated under the 1933 Act.

"SEC" means the U.S. Securities and Exchange Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedar.com.

"Shareholder" means a holder of Vizsla Shares at the applicable time.

"SpinCo" means Vizsla Copper Corp., a company existing under the BCBCA.

"SpinCo Board" means the board of directors of SpinCo, as constituted from time to time.

"SpinCo Financing" means SpinCo's private placement of up to 13,333,333 Vizsla Copper shares at $0.15 per share and up to 7,500,000 Vizsla Copper flow-through shares at $0.20, for gross proceeds of up to $3.5 million.

"SpinCo Option" means options issued pursuant to the SpinCo Option Plan to purchase SpinCo Shares.

"SpinCo Option Plan" means the proposed stock option plan of SpinCo, substantially in the form attached as Schedule J to this Circular, which is subject to Shareholder approval.

"SpinCo Option Plan Resolution" means an ordinary resolution which will be considered by Shareholders to approve the SpinCo Option Plan, the full text of which is set out in Schedule B to this Circular.

"SpinCo Shareholders" means holders of SpinCo Shares.

"SpinCo Shares" means no par value shares in the capital of SpinCo.

"Tax Act" means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended. "United States" and "U.S." means the United States of America.

"VIF" has the meaning give to it under the heading "General Voting Information - Beneficial Shareholders - Non- Objecting Beneficial Owners".

"Vizsla" or the "Company" means Vizsla Silver Corp., a company existing under the BCBCA.

"Vizsla Class A Shares" means the renamed and redesignated Vizsla Shares as described in section 3.1(b) of the Plan of Arrangement.

"Vizsla Optionholders" means the holders of Vizsla Options on the Effective Date.

"Vizsla Option Plan" means the stock option plan of Vizsla dated May 22, 2018.

"Vizsla Options" means options to acquire Vizsla Shares, including options under the terms of which are deemed exercisable for Vizsla Shares, that are outstanding immediately prior to the Effective Time.

"Vizsla Replacement Option" means an option to acquire a New Vizsla Share to be issued by Vizsla to a holder of a Vizsla Option pursuant to section 3.1(d) of the Plan of Arrangement.

"Vizsla Shares" means the common shares without par value in the capital of Vizsla, as constituted on the date hereof.

"Vizsla Warrant" means, prior to the closing of the Arrangement, a share purchase warrant of Vizsla exercisable to acquire Vizsla Shares, including warrants under terms of which are deemed exercisable for Vizsla Shares, and, following the closing of the Arrangement, a Vizsla Warrant exercisable to acquire (i) one New Vizsla Share, and (ii) 1/3 of a SpinCo Share.

"Vizsla Warrantholder" means a holder of Vizsla Warrants at the applicable time.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial statements contained elsewhere in this Circular, including the schedules hereto. Capitalized terms not otherwise defined in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

The Meeting

Vizsla has fixed May 17, 2021 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held on June 15, 2021, at 10:00 a.m. (PST) via webcast.

At the Meeting, Shareholders will be asked to consider the following meeting matters:

1. approving, with or without amendment, the Arrangement Resolution; and

2. subject to the approval of the Arrangement Resolution, approving the SpinCo Option Plan.

By passing the Arrangement Resolution, Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause Vizsla to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of the shareholders.

For further information on voting Vizsla Shares at the Meeting, see the section entitled "General Voting Information". For a description of the SpinCo Option Plan, please refer to Schedule G or the full text of the SpinCo Stock Option Plan in Schedule J.

The Arrangement

The purpose of the Arrangement and the related transactions is to reorganize Vizsla into two separate companies: (a) Vizsla, a publicly-traded silver-gold company with the objective of becoming a low cost, high margin sustainable producer of silver and gold on a large scale; and (b) SpinCo, a publicly-traded exploration company focused on its copper assets located in British Columbia, Canada that holds the Blueberry Project and the Carruthers Pass Option. The Arrangement would result in, among other things, participating Shareholders holding, immediately following completion of the Arrangement, all of the outstanding New Vizsla Shares and SpinCo Shares in proportion to their holdings of Vizsla Shares at the Effective Time. For a summary of the steps of the Arrangement and related transactions, see the section entitled "The Arrangement - Details of the Arrangement".

Reasons for the Arrangement

The Board believes that the creation of two separate companies will provide a number of benefits including: providing Shareholders with enhanced value by creating independent investment opportunities, one focused on silver and gold and one focused on copper; one with development stage projects in Mexico and the other with exploration stage projects in British Columbia, Canada; unlocking the value of the British Columbia copper assets, which are not fairly valued in the Vizsla portfolio; enabling investors, analysts and other stakeholders or potential stakeholders to more accurately value each company and compare the assets to appropriate peers; enabling existing Shareholders to retain upside potential as the British Columbia assets are advanced; providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans; enabling each company to pursue independent growth and capital allocation strategies; allowing each company to be led by experienced executives and directors who have the appropriate skills and experience aligned with assets; and expanding SpinCo's potential shareholder base by providing more direct ownership of copper exploration assets.

See further details under the section entitled "The Arrangement - Reasons for the Arrangement".

Principal Steps of the Arrangement

The following is a summary of the principal steps of the Arrangement:

(i) the existing Vizsla Shares will be redesignated as Vizsla Class A Shares;

(ii) Vizsla will create a new class of common shares known as the New Vizsla Shares;

(iii) each Vizsla Class A Share will be exchanged for one New Vizsla Share and 1/3 of a SpinCo Share;

(iv) the Vizsla Class A Shares will be cancelled;

(v) the exercise price of all outstanding Vizsla Options will be adjusted by amounts reflective of the relative fair market values of Vizsla and SpinCo at the Effective Time; and

(vi) all outstanding Vizsla Warrants will be adjusted to allow holders to acquire, upon exercise, New Vizsla Shares and SpinCo Shares in amounts reflective of the relative fair market values of Vizsla and SpinCo at the Effective Time.

The Arrangement is subject to a number of conditions including TSXV acceptance, approval by the Vizsla Shareholders, and Court approval. The TSXV has conditionally accepted the Arrangement and SpinCo has made application to list the SpinCo Shares on the TSXV. Any listing will be subject to SpinCo fulfilling all of the listing requirements of the TSXV.

Pursuant to Section 288 of the BCBCA and in accordance with the terms of the Arrangement Agreement, the Arrangement Resolution must be approved, with or without variation, by not less than two-thirds of the votes cast at the Meeting in person or by proxy by Vizsla Shareholders.

The Vizsla Board may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Vizsla Shareholders.

The foregoing is a summary only. For further details see "The Arrangement - Principal Steps of the Arrangement".

Effect of the Arrangement

As a result of the Arrangement, Vizsla Shareholders will no longer hold their Vizsla Shares and instead, will receive one New Vizsla Share and 1/3 of a SpinCo Share for every one Vizsla Share held at the Effective Time, and as a result, will hold shares in two public companies.

SpinCo will be a reporting issuer in all of the provinces and territories of Canada.

Recommendation of the Board

The Board, having reviewed the Plan of Arrangement and related transactions and considered, among other things, the reasons for the Arrangement, has unanimously determined that the Arrangement is in the best interests of Vizsla and the Shareholders. The Board has unanimously approved the Arrangement and the transactions contemplated thereby and unanimously recommends that Shareholders vote FOR the Arrangement Resolution and, subject to approval of the Arrangement Resolution, that Shareholders vote FOR the SpinCo Option Plan Resolution.

See further details under the section entitled "The Arrangement - Recommendation of the Board".

Conditions to Closing

The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain conditions, including the following:

1. the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which Shareholders are entitled to one vote for each Vizsla Share held;

2. the Arrangement must be approved by the Court and the Final Order obtained in a form and substance satisfactory to Vizsla;

3. the TSXV will have approved the Arrangement, including the listing of the New Vizsla Shares in substitution for the Vizsla Shares;

4. the TSXV will have conditionally approved the listing of the SpinCo Shares, subject to compliance with the requirements of the TSXV; and

5. all other consents, orders and approvals that are required, necessary or desirable for the completion of the Arrangement must have been obtained or received, each in a form and substance acceptable to Vizsla.

See further details under the section entitled "The Arrangement - Conditions to the Arrangement".

Court Approval

An arrangement under the BCBCA requires approval of the Court. Prior to mailing this Circular, Vizsla obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights and certain other procedural matters. A copy of the Interim Order is attached as Schedule D.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, Vizsla intends to make an application to the Court for the Final Order on June 18, 2021 at 9:45 a.m. (Vancouver time), at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practical and in the manner directed by the Court. At the hearing, any Shareholder and any interested party who wishes to participate, to appear, to be represented and/or to present evidence or arguments may do so, subject to filing with the Court and serving upon the Company a response to petition together with an evidence or materials that such party intends to present to the Court on or before 4:00 pm (Vancouver time) on June 15, 2021, all as set out in the Interim Order and Notice of Hearing of Petition, copies of which are attached as Schedule D and E, respectively, and satisfy any other requirement of the Court.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See further details under the section entitled "The Arrangement - Court Approval of the Arrangement".

Effective Date

Upon receipt of the Final Order, Vizsla will announce by news release the proposed Effective Date of the Arrangement, which is expected to be in July 2021. The record date for determining the Shareholders entitled to participate in the Arrangement will be one Business Day immediately preceding the Effective Date.

Stock Exchange Listings

The Vizsla Shares are currently listed and traded on the TSXV under the symbol "VZLA". The Vizsla Shares also trade on the OTC Market in the United States under the symbol "VIZSF" and on the Frankfurt Stock Exchange under the symbol "0G3".

Vizsla Following the Arrangement

Following completion of the Arrangement, Vizsla will continue as a public silver-gold company with the objective of becoming a low cost, high margin sustainable producer of silver and gold on a large scale. Vizsla near-term focus will continue to be working to discover and delineate high-grade precious metals resources at the Panuco silver district in Mexico. Following this, Vizsla will move towards production.

After completion of the Arrangement, the New Vizsla Shares will continue to be traded on the TSXV, the OTC Market and the Frankfurt Stock Exchange.

The SpinCo Financing

In order to obtain a listing of the SpinCo Shares on the TSXV, SpinCo must have sufficient cash resources to complete the Phase 1 work programs recommended in the Blueberry Technical Report and the Carruthers Pass Technical Report, as well as for working capital. SpinCo intends to complete the SpinCo Financing to raise approximately $3,500,000, or such other amount as the SpinCo Board may determine on terms acceptable to SpinCo in order to allow SpinCo to satisfy the initial listing requirements of the TSXV. The SpinCo Financing will be carried out as an "Arm's Length Financing" under TSXV Policy 2.1, and as such no more than 25% of the proceeds will be obtained from "Non-Arm's Length Parties".

SpinCo Following the Arrangement

SpinCo is expected to operate as an exploration company focused on copper in British Columbia that will own the Blueberry Project and the Carruthers Pass Option.

For a more detailed description of SpinCo following the completion of the Arrangement, see Schedule G.

SpinCo Selected Pro Forma Financial Information

The following table sets out selected pro forma financial information in respect of SpinCo as at January 31, 2021, as if the Arrangement had been completed on that date should be considered in conjunction with the more complete information contained in the pro forma balance sheet of SpinCo appended as Schedule I to this Circular.

January 31, 2021

($)
Mineral Properties	1,477,886
Total Liabilities	370,492
Net Loss	(5,000)

Distribution of Share Certificates/DRS Statements

Concurrently with the mailing of this Circular, Vizsla will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates/DRS statements representing Vizsla Shares for share certificates/DRS statements representing New Vizsla Shares and SpinCo Shares. Each Vizsla Share will be exchanged for one New Vizsla Share and 1/3 of a SpinCo Share. Until exchange, each certificate/DRS statement representing Vizsla Shares will, after the Effective Time, represent only the right to receive, upon surrender, New Vizsla Shares and SpinCo Shares. Any fractional shares issuable pursuant to the Arrangement will be rounded down to the nearest whole number without any compensation in lieu thereof.

Shareholders who fail to submit their certificates/DRS statements representing Vizsla Shares together with a duly completed Letter of Transmittal and any other documents required by the Depositary on or before the sixth anniversary of the Effective Date will cease to have any right or claim against or interest of any kind or nature in Vizsla or SpinCo. Accordingly, persons who tender certificates/DRS statements for Vizsla Shares after the sixth anniversary of the Effective Date will not receive any New Vizsla Shares or SpinCo Shares, will not own any interest in Vizsla or SpinCo and will not be paid any cash or other compensation in lieu thereof.

Dissent Rights

The Interim Order provides that each Registered Shareholder may exercise Dissent Rights in accordance with section 237 to 247 of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder's Vizsla Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, Registered Shareholders must provide written notice to Vizsla c/o Forooghian+Co, 353 Water Street, Suite 401, Vancouver, BC, Canada, V6M 1A8 at or before 10:00 a.m. (Vancouver time) on June 11, 2021 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissent Rights". If a Registered Shareholder exercises Dissent Rights in strict compliance with the BCBCA and Interim Order and the Arrangement is completed, such Dissenting Shareholder is entitled to be paid the "fair value" of the Vizsla Shares with respect to which Dissent Rights were exercised, as calculated immediately before the passing of the Arrangement Resolution. Only Registered Shareholders are entitled to exercise Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their Vizsla Shares to deliver the required notice of dissent or, alternatively, make arrangements to become Registered Shareholders. Shareholders should carefully read the section of this Circular entitled "Dissent Rights" and consult with their advisors if they wish to exercise Dissent Rights. Any failure to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order in respect of the Arrangement, may result in a loss of that holder's Dissent Rights.

Canadian Securities Law Matters

Vizsla is a reporting issuer in the following jurisdictions in Canada: British Columbia and Alberta. The Vizsla Shares currently trade on the TSXV in Canada and the OTCQX in the U.S. After the Arrangement, SpinCo will be a reporting issuer in British Columbia and Alberta. However, the SpinCo Shares will not be immediately listed for trading on any exchange.

The distribution of the SpinCo Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the SpinCo Shares may generally be resold in each of the provinces of Canada provided the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling securityholder is an insider or officer of SpinCo, the insider or officer has no reasonable grounds to believe that SpinCo is in default of securities legislation.

See further details under the section entitled "Certain Securities Law Matters - Canadian Securities Laws".

U.S. Securities Law Matters

The SpinCo Shares and New Vizsla Shares to be issued to Shareholders and Vizsla Replacement Options to be issued to Vizsla Optionholders pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and available exemptions from applicable state registration requirements. The securities issued or deemed to be issued to Shareholders pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not affiliates of Vizsla or SpinCo following the Arrangement or within 90 days prior to the Arrangement.

See further details under the section entitled "Certain Securities Law Matters - U.S. Securities Laws".

Certain Canadian Income Tax Considerations

A summary of certain Canadian federal income tax considerations for Shareholders who participate in the Arrangement is set out under the heading "Certain Canadian Federal Income Tax Considerations".

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

For Shareholders resident outside of Canada, such Shareholders should consult their own tax advisors with respect to their particular circumstances.

Risk Factors

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of New Vizsla Shares and SpinCo Shares following the completion of the Arrangement. Shareholders should carefully consider the risks identified in this Circular under the heading "The Arrangement - Risk Factors Relating to the Arrangement" and under the heading "Risk Factors" in Schedule G before deciding whether or not to approve the Arrangement Resolution.

GENERAL VOTING INFORMATION

Solicitation of Proxies

This Circular is provided in connection with the solicitation by the management of Vizsla of proxies to be used at the Meeting. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Vizsla.

Vizsla has arranged for intermediaries to forward the meeting materials to beneficial owners of the Vizsla Shares held of record by those intermediaries and Vizsla may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Vizsla will bear all costs of this solicitation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are officers and/or directors of Vizsla. If you are a securityholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy accompanying this Circular, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the form of proxy accompanying this Circular or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the form of proxy accompanying this Circular will vote or withhold Vizsla Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Vizsla Shares will be voted accordingly. In the absence of any instructions to the contrary, the Vizsla Shares represented by proxies received by management will be voted FOR the approval of the resolutions described herein, among other things.

The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified;

(b) any amendment to or variation of any matter identified therein; and

(c) any other matter that properly comes before the Meeting or any adjournments thereof.

At the date of this Circular, management of Vizsla knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy will vote on such other business in such manner as that person then considers to be proper.

Vizsla is not using the "notice-and-access" delivery procedures established under Canadian securities legislation.

Registered Shareholders

Registered holders of Vizsla Shares electing to submit a proxy may do so by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by mail or hand delivery to 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, in all cases ensuring that the form of proxy is received before 10:00 a.m. (PST) on June 11, 2021 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Vizsla Shares in their own name.

Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of Vizsla as the registered holders of Vizsla Shares) or as set out in the following disclosure.

If Vizsla Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Vizsla Shares will not be registered in the shareholder's name on the records of Vizsla. Such Vizsla Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Vizsla Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners).

The Company has distributed copies of the Notice of Meeting, Circular, Letter of Transmittal and voting instruction form to intermediaries for distribution to NOBOs. Unless you have waived your right to receive these materials, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Vizsla Shares.

If you are a NOBO, the form of proxy supplied to you by your broker will be similar to the proxy provided to registered holders of Vizsla Shares. However, its purpose is limited to instructing the intermediary on how to vote your Vizsla Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a voting instruction form ("VIF") in lieu of a proxy provided by Vizsla. The VIF will name the same persons as the Company's proxy to represent your Vizsla Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder), other than any of the persons designated in the VIF, to represent your Vizsla Shares at the Meeting and that person maybe you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Vizsla Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Vizsla Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Vizsla Shares at the Meeting.

All references to Shareholders in the Notice of Meeting, this Circular and the accompanying Form of Proxy are to Registered Shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Vizsla Shares are voted at the Meeting.

Vizsla does not intend to pay for intermediaries to deliver to OBOs the meeting materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary. An OBO will not receive the materials unless the OBO's intermediary assumes the cost of delivery.

Notice to Vizsla Securityholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Vizsla or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Vizsla Securityholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Vizsla Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Vizsla is existing under the Business Corporations Act, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered holder of Vizsla Shares or the authorized attorney thereof in writing, or, if the registered holder of Vizsla Shares is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investors Services Inc. at 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Quorum

The Articles of the Company provide that a quorum for the transaction of business at any meeting of shareholders is two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company is an unlimited amount of Vizsla Shares. As at the date of this Circular, there were 95,219,557 Vizsla Shares issued and outstanding.

Shareholders registered as at May 17, 2021, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the Company's knowledge, as of May 17, 2021, no persons beneficially own, or controls or directs, directly or indirectly, more than 10% of the outstanding Vizsla Shares.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the approval of the SpinCo Option Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of the Arrangement

Shareholders will be asked to approve the Arrangement Resolution, the full text of which is attached as Schedule A to the Circular for a statutory arrangement under Division 5 of Part 9 of the BCBCA which involves, among other things, the distribution of SpinCo to shareholders of the Company on the basis of one SpinCo Share for each three Vizsla Shares held, as more fully described in the Circular. See "The Arrangement" below.

Approval of the SpinCo Option Plan

As the Vizsla Option Plan will not carry forward to SpinCo, if the Arrangement Resolution is approved at the Meeting, Shareholders will also be asked to consider and, if thought appropriate, pass the SpinCo Option Plan Resolution. See "Description of Share Capital" in Schedule G. Management unanimously recommends a vote "FOR" in respect of the SpinCo Option Plan Resolution.

At the Meeting, assuming the Arrangement Resolution is approved, Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set forth in Schedule B. Approval will exclude votes cast by insiders eligible to receive awards pursuant to the SpinCo Option Plan and their associates.

Unless otherwise directed, it is the intention of the management designees, if named as proxyholder, to vote in favour of the approval of the SpinCo Option Plan Resolution and to, without further Shareholder approval, make such changes to the SpinCo Option Plan as may be required or approved by regulatory authorities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below and herein, no informed person (as defined in NI 51-102) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Certain directors and officers of Vizsla are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Vizsla may not be made available to Vizsla but, rather, may be offered to a company with competing interests. The directors and senior officers of Vizsla are required by law to act honestly and in good faith with a view to the best interests of Vizsla and to disclose any personal interest which they may have in any project or opportunity of Vizsla, and to abstain from voting on such matters.

The directors and officers of Vizsla are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and Vizsla will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

THE ARRANGEMENT

General

The purpose of the Arrangement is to reorganize Vizsla and its assets and operations into two separate companies: Vizsla and SpinCo. Upon the Arrangement becoming effective, Shareholders of record as of the close of business on the Distribution Record Date will become shareholders in both companies and will receive one New Vizsla Share and 1/3 of a SpinCo Share for each Vizsla Share held by such Shareholder on such date.

Reasons for the Arrangement

Vizsla believes the Arrangement is in the best interests of Vizsla for a number of reasons, including:

• providing Shareholders with enhanced value by creating independent investment opportunities in two companies; one with a development stage project in Mexico and the other with exploration stage projects in British Columbia, Canada;

• unlocking the value of the British Columbia copper assets, which are not fairly valued in the Vizsla portfolio;

• enabling investors, analysts and other stakeholders or potential stakeholders to more accurately value each company and compare the assets to appropriate peers;

• Shareholders will benefit by holding shares in two separate public companies;

• providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

• enabling each company to pursue independent growth and capital allocation strategies;

• allowing each company to be led by experienced executives and directors who have the appropriate skills and experience aligned with assets; and

• separating Vizsla and SpinCo will expand SpinCo's potential shareholder base and access to development capital by allowing investors that want specific ownership in copper exploration assets to invest in SpinCo directly rather than through Vizsla.

Principal Steps of the Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Exhibit I to the Arrangement Agreement attached as Schedule C to this Circular. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

Commencing at the Effective Time, the following will occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Vizsla or SpinCo:

(a) each Vizsla Share in respect of which Dissent Rights are validly exercised and for which the Dissenting Shareholder is ultimately entitled to be paid fair market value will be directly transferred and assigned by such Dissenting Shareholder to Vizsla, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Vizsla Shares by Vizsla in accordance with the Plan of Arrangement;

(b) the authorized share structure of Vizsla will be reorganized and altered by:

i. renaming and redesignating all of the issued and unissued Vizsla Shares as Vizsla Class A Shares and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the "Vizsla Class A Shares"; and

ii. creating the New Vizsla Shares, with rights and restrictions identical to those of the Vizsla Shares immediately prior to the Effective Time;

(c) Vizsla's Notice of Articles will be amended to reflect the above alterations to its share structure;

(d) each Vizsla Option then outstanding to acquire one Vizsla Share will be transferred and exchanged for one Vizsla Replacement Option to acquire one New Vizsla Share having an exercise price equal to the product of the original exercise price of the Vizsla Option multiplied by the fair market value of a New Vizsla Share at the Effective Time divided by the total of the fair market value of a New Vizsla Share and the fair market value of 1/3 of a SpinCo Share at the Effective Time; provided that the aforesaid exercise price will be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Replacement Option immediately after the exchange does not exceed the In the

Money Amount immediately before the exchange of the Vizsla Option so exchanged. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Options;

(e) each Vizsla Warrant then outstanding will be deemed to be amended to entitle the Vizsla Warrantholder to receive, upon due exercise of the Vizsla Warrant, for the original exercise price:

i. one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant immediately prior to the Effective Time; and

ii. 1/3 of a SpinCo Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant immediately prior to the Effective Time;

(f) each Vizsla Class A Share will be exchanged for: (i) one New Vizsla Share; and (ii) 1/3 of one SpinCo Share (provided that, while each Shareholder's fractional SpinCo Shares will be combined, no fractional shares will be issued and no compensation will be received in lieu thereof), and the holders of Vizsla Class A Shares will be removed from Vizsla's central security register with respect to the Vizsla Class A Shares and will be added to Vizsla's central securities register as the holder of such number of New Vizsla Shares and to SpinCo's central securities register as the holder of such number of SpinCo Shares;

(g) all of the Vizsla Class A Shares will be cancelled and the aggregate paid-up capital of the New Vizsla Shares will be equal to that of the Vizsla Shares immediately prior to the Effective Time less the fair market value of the SpinCo Shares distributed pursuant to the Plan of Arrangement;

(h) the authorized share structure of Vizsla will be changed by eliminating the Vizsla Class A Shares; and

(i) the Notice of Articles of Vizsla will be amended to reflect such alteration.

No fractional SpinCo Shares will be distributed to the Vizsla Shareholders and, as a result, all fractional amounts arising under the Arrangement will be rounded down to the next whole number without any compensation therefor. Any SpinCo Shares not distributed as a result of so rounding down will be cancelled by SpinCo.

For the purposes of paragraphs (d) and (g) above, the fair market value determinations will be made by the Vizsla Board, acting in good faith.

Effect of the Arrangement

As a result of the Arrangement, Vizsla Shareholders will no longer hold their Vizsla Shares and instead, will receive one New Vizsla Share and 1/3 of a SpinCo Share for every one Vizsla Share held at the Effective Time, and as a result, will hold shares in two public companies.

SpinCo will be a reporting issuer in all of the provinces and territories of Canada. SpinCo has made application to list the SpinCo Shares on the TSXV.

Directors and Officers of SpinCo

The SpinCo Board will be comprised of Craig Parry, Michael Konnert, Simon Cmrlec, Chris Donaldson and one or more additional directors to be chosen by Vizsla. Executive management of SpinCo will consist of Chris Donaldson, Chief Executive Officer and Grant Tanaka, Chief Financial Officer. It is the intent of SpinCo to add individuals to the SpinCo Board and management to ensure SpinCo has the appropriate amount of local knowledge and skill sets to advance the Blueberry Project and Carruthers Pass Option and additional assets SpinCo may acquire in the future. See "Directors and Executive Officers" in Schedule G.

Recommendation of the Board

The Vizsla Board has reviewed the terms and conditions of the proposed Arrangement and has concluded that the Arrangement is fair and reasonable to the Vizsla Shareholders and in the best interests of Vizsla.

In arriving at this conclusion, the Vizsla Board considered, among other matters:

1. the financial condition, business and operations of Vizsla, on both a historical and prospective basis, and information in respect of SpinCo on a pro forma basis;

2. the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to securityholders will be considered;

3. the availability of Dissent Rights to Registered Holders with respect to the Arrangement;

4. the assets to be held by each of Vizsla and SpinCo after completion of the Arrangement and the unrealized value of the Blueberry Project and Carruthers Pass Option within Vizsla;

5. historical information regarding the price of the Vizsla Shares;

6. the tax treatment to Vizsla Shareholders under the Arrangement;

7. Vizsla Shareholders will own securities of two publicly-listed companies, if the intended listing of the SpinCo Shares is obtained; and

8. SpinCo will be able to concentrate its efforts on exploring the Blueberry Project and Carruthers Pass Property and Vizsla will be able to concentrate its efforts on the advancement of Vizsla's other mineral project(s) and business.

The Vizsla Board did not assign a relative weight to each specific factor and each director may have given different weights to different factors. Based on its review of all the factors, the Vizsla Board considers the Arrangement to be advantageous to Vizsla and fair and reasonable to the Vizsla Shareholders. The Vizsla Board also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running two companies and there is no assurance that the proposed Arrangement will result in positive benefits to Vizsla Shareholders. See "Risk Factors Relating to the Arrangement".

The Arrangement Resolution is set out in Schedule A to this Circular. In order to be approved, the Arrangement Resolution requires the votes in favour of 66⅔% of the votes cast at the Meeting.

The Vizsla Board recommends that the Vizsla Shareholders vote in favour of the Arrangement Resolution. Each director and officer of Vizsla who owns Vizsla Shares has indicated his or her intention to vote his or her Vizsla Shares in favour of the Arrangement Resolution.

Authority of the Board

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Board to use its judgment to proceed with and cause Vizsla to complete the Arrangement or to abandon the Arrangement without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the terms of the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Shareholders, unless directed by the Court. Although the Board has no current intention to amend the terms of the Plan of Arrangement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

Conditions to the Arrangement

The Arrangement Agreement provides that the consummation of the Arrangement will be subject to the fulfilment or waiver of certain conditions, including the following:

(a) the Interim Order will have been granted in form and substance satisfactory to Vizsla;

(b) the Arrangement Resolution with or without amendment, will have been approved and adopted at the Vizsla Meeting in accordance with the Arrangement Provisions, the constating documents of Vizsla, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Final Order will have been obtained in form and substance satisfactory to each of Vizsla and SpinCo;

(d) the TSXV will have conditionally approved the Arrangement, including the listing of the New Vizsla Shares in substitution for the Vizsla Shares and the delisting of the Vizsla Shares and, in substitution therefor, all as of the Effective Date, subject to compliance with the requirements of the TSXV;

(e) the TSXV will have conditionally approved the listing of the SpinCo Shares, subject to compliance with the requirements of the TSXV;

(f) prior to the Effective Date, SpinCo will have completed or will be in a position to complete the SpinCo Financing;

(g) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the transactions provided for in the Arrangement and the Plan of Arrangement will have been obtained or received, each in form acceptable to each of Vizsla and SpinCo;

(h) there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement;

(i) no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of Vizsla, the Shareholders or SpinCo if the Arrangement if completed;

(j) Shareholders will not have exercised Dissent Rights with respect to greater than 5% of the outstanding Vizsla Shares; and

(k) the Arrangement Agreement will not have been terminated as provided for therein.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, Vizsla may terminate the Arrangement Agreement or waive, in its discretion, the applicable condition in whole or in part. As soon as practicable after the fulfilment (or waiver) of the conditions contained in the Arrangement Agreement, the Board intends to cause a copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Vizsla expects that any material consents, orders and approvals required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

Court Approval and Completion of the Arrangement

The Arrangement requires the approval of the Court under the BCBCA. Prior to mailing this Circular, Vizsla obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule D. The Notice of Hearing of Petition in respect of the Final Order is attached as Schedule E.

Assuming approval of the Arrangement Resolution by the Shareholders at the Meeting, Vizsla intends to make an application to the Court for the Final Order on June 18, 2021 at 9:45 a.m. (Vancouver time) at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as is reasonably practicable and in the manner directed by the Court.

At the hearing, any Shareholder or other interested party who wishes to participate, to appear, to be represented, and/or to present evidence or arguments may do so, subject to filing with the Court and serving upon the Company a response to petition together with any evidence or materials that such party intends to present to the Court on or before 4:00 p.m. (Pacific time) on June 15, 2021. Service of such notice will be effected by service upon litigation counsel for the Company: Whitelaw Twining, 2400 - 200 Granville Street, Vancouver, BC V6C 1S4, (604) 891-7201, Attention: Rajit Mittal.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing of Petition attached as Schedule E to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

It is currently anticipated that the Effective Date of the Arrangement will occur in July 2021, but it is not possible to state with certainty when or if the closing of the Arrangement will occur.

Although the Company's objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required approvals or clearances, including approval from the TSXV for the listing of the SpinCo Shares. The Company may determine not to complete the Arrangement without prior notice to or action on the part of Vizsla Shareholders.

Shareholder Approval of the Arrangement

Subject to any further order(s) of the Court, the Arrangement must be approved by at least 66⅔% of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Meeting.

In the absence of any instruction to the contrary, the Vizsla Shares represented by proxies appointing the management designees named in the form of proxy will be voted in favour of the Arrangement Resolution.

Proposed Timetable for the Arrangement

The Board currently expects that the Distribution Record Date and Effective Date will occur in July 2021. Notice of the actual Distribution Record Date and Effective Date will be made through one or more news releases issued by Vizsla. The Board will determine each of the Distribution Record Date and Effective Date upon satisfaction or waiver of the conditions to the Arrangement.

Distribution of Share Certificates

Concurrently with the mailing of the Circular, Vizsla will mail the Letter of Transmittal to Registered Shareholders, which will be used to exchange their certificates/DRS statements representing Vizsla Shares for share certificates/DRS statements representing the New Vizsla Shares and share certificates/DRS statements representing the SpinCo Shares. Until exchanged, each share certificate/DRS statement representing Vizsla Shares will, after the Effective Time, represent only the right to receive, upon surrender, share certificates/DRS statements representing the requisite numbers of New Vizsla Shares and SpinCo Shares. Shareholders will not receive any fractional SpinCo Shares. Any fractional SpinCo Shares will be rounded down to the nearest whole number and Shareholders will not receive any compensation in lieu thereof.

Cancellation of Rights After Six Years

Any certificate/DRS statement which immediately prior to the Effective Time represented Vizsla Shares and which has not been surrendered with all other documents required by the Depositary, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in either Vizsla or SpinCo. Accordingly, Registered Shareholders who tender certificates/DRS statements for Vizsla Shares after the sixth anniversary of the Effective Date will not receive New Vizsla Shares or SpinCo Shares, will not own any interest in Vizsla or SpinCo and will not be paid any cash or other compensation in lieu thereof.

Expenses of the Arrangement

The costs relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees, will be borne by SpinCo. To the extent Arrangement expenses have been incurred to date, such expenses have been paid by Vizsla by way of advancing funds on SpinCo's behalf. SpinCo estimates the expenses for the Arrangement and SpinCo Financing expenses to be approximately $300,000. Any funds advanced by Vizsla will be repaid from funds from the SpinCo Financing which is expected to be completed simultaneously with the closing of the Arrangement. However, if required to comply with TSXV initial listing requirements, Vizsla and SpinCo may convert any advanced funds into a working capital injection from Vizsla to SpinCo, without any reduction in the number or proportion of SpinCo Shares distributed to Vizsla Shareholders under the Arrangement.

Risk Factors Relating to the Arrangement

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed under the heading "Risk Factors" in Schedule G.

Vizsla and SpinCo should each be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Vizsla Shareholders should carefully consider all of the information disclosed in this Circular prior to voting on the matters being put before them at the Meeting.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Vizsla and SpinCo, including receipt of Vizsla Shareholder approval at the Meeting and receipt of the Final Order. There can be no certainty, nor can Vizsla or SpinCo provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

In addition to the other information presented in this Circular (without limitation, see also "Risk Factors" in Schedule G), the following risk factors should be given special consideration:

1. The trading price of Vizsla Shares on the Effective Date may vary from the price as at the date of execution of the Arrangement Agreement, the date of this Circular and the date of the Meeting and may fluctuate depending on investors' perceptions of the merits of the Arrangement.

2. The number of SpinCo Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Vizsla Shares. Many of the factors that affect the market price of the Vizsla Shares are beyond the control of Vizsla. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

3. There is no assurance that the Arrangement will be completed or that, if completed, the SpinCo Shares will be listed and posted for trading on the TSXV or on any other stock exchange.

4. There is no assurance that SpinCo will complete the entire SpinCo Financing. If the entire SpinCo Financing is not completed, the Vizsla Board may still proceed with the Arrangement provided SpinCo will have sufficient funds to meet the initial listing requirements of the TSXV.

5. There is no assurance that the Arrangement can be completed as proposed or without Vizsla Shareholders exercising their dissent rights in respect of a substantial number of Vizsla Shares.

6. There is no assurance that the businesses of Vizsla or SpinCo, after completing the Arrangement, will be successful.

7. While Vizsla believes that the SpinCo Shares to be issued to Vizsla Shareholders pursuant to the Arrangement will not be subject to any resale restrictions save securities held by control persons and save for any restrictions flowing from current restrictions associated with a Vizsla Shareholder's Vizsla Shares, there is no assurance that this is the case, and each Vizsla Shareholder is urged to obtain appropriate legal advice regarding applicable securities legislation.

8. The transactions may give rise to significant adverse tax consequences to Vizsla Shareholders and each such Vizsla Shareholder is urged to consult his, her or its own tax advisor.

9. Certain costs related to the Arrangement, such as legal and accounting fees, must be paid by Vizsla if the Arrangement is not completed.

Effects of the Arrangement on Shareholders' Rights

As a result of the Arrangement, Vizsla Shareholders will continue to be shareholders of Vizsla and will also be shareholders of SpinCo. Shareholders of Vizsla and SpinCo will have the same rights afforded to them as Vizsla Shareholders of each respective entity, as both Vizsla and SpinCo are governed by the BCBCA.

DISSENT RIGHTS

The following is a summary of the provisions of the BCBCA relating to a Shareholder's dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his, her, their or its Vizsla Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (collectively, the "Dissent Procedures").

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of sections 237 to 247 of the BCBCA, which is attached to this Circular as Schedule F, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date of all but not less than all, of the holder's Vizsla Shares), provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Vizsla Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS & Co., of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise his, her, their or its rights of dissent directly (unless the Vizsla Shares are re-registered in the Non-Registered Shareholder's name).

With respect to Vizsla Shares in connection to the Arrangement, pursuant to the Interim Order, a Registered Shareholder may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Vizsla c/o Forooghian+Co, 353 Water Street, Suite 401, Vancouver, BC, Canada, V6M 1A8, Attention: Farzad Forooghian, by not later than 10:00 a.m. (Vancouver time) on June 11, 2021, or two Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a Shareholder must dissent with respect to all Vizsla Shares of which it is the registered and beneficial owner. A Registered Shareholder who wishes to dissent must deliver written notice of dissent ("Notice of Dissent") to Vizsla as set forth above and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder's Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their Vizsla Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Shareholder.

To exercise Dissent Rights, a Registered Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Shareholder who beneficially owns Vizsla Shares registered in the Shareholder's name and on whose behalf the Shareholder is dissenting; and must dissent with respect to all of the Vizsla Shares registered in his, her or its name or if dissenting on behalf of a Non-Registered Shareholder, with respect to all of the Vizsla Shares registered in his, her, their or its name and beneficially owned by the Non- Registered Shareholder on whose behalf the Shareholder is dissenting. The Notice of Dissent must set out the number of Vizsla Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Vizsla Shares constitute all of the Vizsla Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other Vizsla Shares beneficially, a statement to that effect; (b) if such Vizsla Shares constitute all of the Vizsla Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional Vizsla Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Vizsla Shares held by each such Registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Vizsla Shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such Vizsla Shares, a statement to that effect and the name of the Non-Registered Shareholder and a statement that the Registered Shareholder is dissenting with respect to all Vizsla Shares of the Non- Registered Shareholder registered in such registered holder's name.

If the Arrangement Resolution is approved by Shareholders, and Vizsla notifies a registered holder of Notice Shares of Vizsla's intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights such Shareholder must, within one month after Vizsla gives such notice, send to Vizsla a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a Non- Registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and Vizsla is bound to purchase those Vizsla Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Dissent Notice.

Dissenting Shareholders who are:

(a) ultimately are entitled to be paid fair value for their Vizsla Shares, will be entitled to be paid the fair value of such Vizsla Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Vizsla Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Vizsla Shares will be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Vizsla Shares; but in no case will Vizsla be required to recognize such persons as holding Vizsla Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or Vizsla, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Vizsla to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Vizsla Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, Vizsla must then promptly pay that amount to the Dissenting Shareholder.

In no case will Vizsla, the Depositary or any other person be required to recognize Dissenting Shareholders as Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the Effective Time.

In no circumstances will Vizsla or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the Vizsla Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Vizsla's written consent. If any of these events occur, Vizsla must return the share certificates or DRS statements representing the Vizsla Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If you dissent there can be no assurance that the amount you receive as fair value for your Vizsla Shares will be more than or equal to the Consideration under the Arrangement.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Schedules D and F, respectively, and seek his, her, their or its own legal advice.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Vizsla and SpinCo to complete the Arrangement that, on or before the Effective Date, holders of not more than an aggregate of 5% of the issued and outstanding Vizsla Shares will have exercised Dissent Rights. If the number of outstanding Vizsla Shares in respect of which Dissent Rights have been exercised exceeds 5%, the Arrangement will not proceed unless Vizsla waives such condition.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered

Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures, will result in the loss of your Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations -Holders Resident in Canada - Dissenting Resident Holders" and "Material Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders".

CERTAIN SECURITIES LAW MATTERS

The following discussion is only a general overview of certain requirements of Canadian and U.S. securities laws applicable to trades in securities of Vizsla or SpinCo. All holders of securities are urged to consult with their own legal counsel to ensure that any resale of their securities of Vizsla or SpinCo complies with applicable securities legislation.

Canadian Securities Laws

Stock Exchange Listing and Reporting Issuer Status

Vizsla is a reporting issuer in all of the provinces and territories of Canada. The Vizsla Shares currently trade on the TSXV in Canada. After the Arrangement, SpinCo will be a reporting issuer in in all of the provinces and territories of Canada. The TSXV has conditionally accepted the Arrangement and SpinCo has made application to list the SpinCo Shares on the TSXV. Any listing will be subject to SpinCo fulfilling all of the listing requirements of the TSXV.

Securities Law Exemptions

The distribution of the SpinCo Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the SpinCo Shares may generally be resold in each of the provinces of Canada provided the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of SpinCo, the insider or officer has no reasonable grounds to believe that SpinCo is in default of securities legislation.

U.S. Securities Laws

The foregoing discussion is only a general overview of certain requirements of the 1933 Act applicable to the resale of the SpinCo Shares, New Vizsla Shares and Vizsla Replacement Options issued or deemed to be issued to Shareholders and Vizsla Optionholders pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The SpinCo Shares and New Vizsla Shares to be issued to Shareholders and Vizsla Replacement Options to be issued to Vizsla Optionholders pursuant to the Arrangement described in this Circular have not been and will not be registered under the 1933 Act or any U.S. state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the Shareholders and Vizsla Optionholders reside. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 18, 2021 and, subject to the approval of the Arrangement by the Shareholders at the Meeting on June 15, 2021, it is expected that the hearing on the Arrangement will be held by the Court on June 18, 2021 at 9:45 a.m. (PST) at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the securities to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the 1933 Act. Therefore, the New Vizlsa Shares issuable upon exercise of the Vizsla Replacement Options may not be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and the Vizsla Replacement Options may only be exercised only pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities laws. Prior to the issuance of New Vizsla Shares pursuant to any such exercise after the Effective Time, Vizsla may require evidence (which may include in an opinion of counsel) reasonably satisfactory to Vizsla to the effect that the issuance of such New Vizsla Shares do not require registration under the 1933 Act or applicable state securities laws.

The SpinCo Shares and New Vizsla Shares to be issued to Shareholders and Vizsla Replacement Options to be issued to Vizsla Optionholders pursuant to the Arrangement will be freely tradable under the 1933 Act, except by persons who are "affiliates" of Vizsla or SpinCo after the Arrangement or were affiliates of Vizsla or SpinCo within 90 days prior to completion of the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S under the 1933 Act. Such securities may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

• Resale of SpinCo Shares and New Vizsla Shares Pursuant to Regulation S. In general, under Regulation S, persons who are affiliates of SpinCo or Vizsla, as applicable, at the time of their resale of SpinCo Shares or New Vizsla Shares, as applicable, solely by virtue of their status as an officer or director of SpinCo or Vizsla, as applicable, may sell SpinCo Shares or New Vizsla Shares, as applicable, outside of the United States in an "offshore transaction" (which would include a sale through the TSX, TSXV or CSE, if applicable) if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction. Certain additional restrictions are applicable to a holder of SpinCo Shares or New Vizsla Shares who are an affiliate of SpinCo or Vizsla, as applicable, at the time of their resale of SpinCo Shares or New Vizsla Shares, as applicable, other than by virtue of his or her status as an officer or director of SpinCo or Vizsla, as applicable.

• Resale of SpinCo Shares and New Vizsla Shares Pursuant to Rule 144. In general, under Rule 144 under the 1933 Act, if available, persons who are affiliates of SpinCo or Vizsla, as applicable, at the time of, or within 90 days before, their resale of SpinCo Shares or New Vizsla Shares, or who were affiliates of SpinCo or Vizsla, as applicable, within 90 days prior to the Effective Date, will be entitled to sell SpinCo Shares or New Vizsla Shares, as applicable, in the United States, provided that during any three-month period, the number of such SpinCo Shares or New Vizsla Shares, as applicable, sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about SpinCo or Vizsla, as applicable.

MATERIAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

Certain Canadian Federal Income Tax Considerations

In the opinion of Koffman Kalef LLP, tax counsel to Vizsla, the following is as of the date hereof a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") relating to the Arrangement generally applicable to a beneficial owner of Vizsla Shares who, for the purposes of the Tax Act and at all relevant times: (i) acquires and holds Vizsla Shares, and will hold Vizsla Class A Shares, New Vizsla Shares and SpinCo Shares, as capital property, and (ii) is not affiliated with and deals at arm's length with Vizsla, SpinCo and any subsequent purchasers of New Vizsla Shares and SpinCo Shares (each a "Holder"). A Vizsla Share, Vizsla Class A Share, New Vizsla Share or SpinCo Share generally will be capital property to a Holder unless such share is held (or will be held) in the course of carrying on a business of trading in or dealing in securities, or it has been acquired (or will be acquired) in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a "financial institution" for purposes of the "mark-to- market rules" in the Tax Act; (b) an interest in which is a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that has made a "functional currency" election under the Tax Act to determine its "Canadian tax results", as defined in the Tax Act, in a currency other than the Canadian currency; or (e) who enters into, or has entered into, a "derivative forward agreement" or "synthetic disposition arrangement" as those terms are defined in the Tax Act, with respect to a Vizsla Share, a Vizsla Class A Share, a New Vizsla Share, or a SpinCo Share. Any such Holder to which this summary does not apply should consult its own tax advisor.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of participating in the Arrangement as herein provided.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date of this Circular, and the current published administrative policies and assessing practices of the CRA. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. Except as mentioned above, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations, is of a general nature only, and is not intended, nor should it be construed, to be legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors about the specific tax consequences to them of the Arrangement and of holding and disposing of New Vizsla Shares or SpinCo Shares.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be, a resident of Canada (a "Resident Holder").

Resident Holders that might not otherwise be considered to hold their Vizsla Shares, Vizsla Class A Shares,New Vizsla Shares or SpinCo Shares as capital property may, in certain circumstances, be entitled to have such shares and all other "Canadian securities" (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.

Change of Identifying Name of Vizsla Shares to Vizsla Class A Shares and Capital Alteration

The change of the identifying name of the Vizsla Shares to Vizsla Class A Shares combined with a change to the voting rights attaching to the Vizsla Shares may result in a disposition of the Vizsla Shares for purposes of the Tax Act. The cost to the Resident Holder of the Vizsla Class A Shares will be deemed to be the adjusted cost base of the Vizsla Shares to the Resident Holder and the Resident Holder will be deemed to have disposed of the Vizsla Shares for proceeds of disposition equal to the cost to the Resident Holder of the Vizsla Class A Shares. As a result, no capital gain or a capital loss will be realized by the Resident Holder.

Redesignation of Vizsla Shares into Vizsla Class A Shares

The redesignation of the Vizsla Shares into Vizsla Class A Shares should not cause a Resident Holder to recognize a capital gain or a capital loss. The "adjusted cost base" ("ACB") to a Resident Holder of the Vizsla Class A Shares should be equal to the ACB that the Resident Holder had in the Vizsla Shares.

Exchange of Vizsla Class A Shares for New Vizsla Shares and SpinCo Shares

A Resident Holder who exchanges Vizsla Class A Shares for New Vizsla Shares and SpinCo Shares pursuant to the Arrangement (the "Share Exchange") will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the SpinCo Shares distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the "paid-up capital" ("PUC") of the Resident Holder's Vizsla Class A Shares determined at that time. Any such taxable dividend will be taxable as described below under "Holders Resident in Canada - Taxation of Dividends on New Vizsla Shares or SpinCo Shares". However, Vizsla expects that the fair market value of all SpinCo Shares distributed pursuant to the Share Exchange under the Arrangement will not exceed the PUC of the Vizsla Shares. Accordingly, Vizsla does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.

A Resident Holder who exchanges Vizsla Class A Shares for New Vizsla Shares and SpinCo Shares on the Share Exchange will realize a capital gain equal to the amount, if any, by which the fair market value of those SpinCo Shares at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the ACB of the Resident Holder's Vizsla Class A Shares determined immediately before the Share Exchange. Any capital gain so realized will be taxable as described below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

The Resident Holder will acquire the SpinCo Shares received on the Share Exchange at a cost equal to their fair market value as at the effective time of the Share Exchange, and the New Vizsla Shares received onthe Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder's Vizsla Class A Shares immediately before the Share Exchange exceeds the fair market value of the SpinCo Shares as at the effective time of the Share Exchange.

Taxation of Dividends on New Vizsla Shares or SpinCo Shares

Dividends received or deemed to be received on New Vizsla Shares or SpinCo Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received or deemed to be received by such individual which are designated by the Company as "eligible dividends" in accordance with the Tax Act will be subject to enhanced gross-up and dividend tax credit rules under the Tax Act.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dividends received or deemed to be received on New Vizsla Shares or SpinCo Shares by a Resident Holder that is a corporation will be included in computing that corporation's income and generally will be deductible in computing the taxable income of that corporation. In certain circumstances, a taxable dividend received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain pursuant to the rules in subsection 55(2) of the Tax Act. In addition, a Resident Holder that is a "private corporation" or a "subject corporation" for purposes of the Tax Act will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received to the extent such dividendsare deductible in computing such Resident Holder's taxable income.

Disposition of New Vizsla Shares and SpinCo Shares

On a disposition or a deemed disposition of New Vizsla Shares or SpinCo Shares (other than to Vizsla or SpinCo, respectively, unless purchased by Vizsla or SpinCo on the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share exceed (or are exceeded by) the aggregate of the Resident Holder's adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is described under the heading "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a "taxable capital gain") realized by a Resident Holderin a taxation year must be included in computing the Resident Holder's income in that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year generally must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowablecapital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a New Vizsla Share or a SpinCo Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the New Vizsla Share or SpinCo Share, respectively, (or on a share for which such share has been substituted) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Vizsla Shares or SpinCo Shares, directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for an additional refundable tax on its "aggregate investment income", which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Dissenting Resident Holder") and who consequently transfers or is deemed to transfer Vizsla Shares to Vizsla for payment by Vizsla will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder's Vizsla Shares determined immediately before the Arrangement. Any such taxable dividend will be taxable as described above under "Holders Resident in Canada - Taxation of Dividends on New Vizsla Shares or SpinCo Shares". The Dissenting Resident Holder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (is exceededby) the ACB of the Dissenting Resident Holder's Vizsla Shares determined immediately before the Arrangement. Any such capital gain or loss will generally be taxable or deductible as described above under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in income in the year received or becomes receivable, depending on the method regularly followed by the Dissenting Resident Holder in computing income.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is (i) neither a resident nor deemed to be a resident of Canada (including as a consequence of an applicable income tax treaty or convention) and (ii) does not use, or will not use or hold, and is not deemed to use or hold Vizsla Shares, Vizsla Class A Shares, New Vizsla Shares, or SpinCo Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or an "authorized foreign bank" as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisers with respect to the Arrangement.

Change of Identifying Name of Vizsla Shares to Vizsla Class A Shares, and Exchange of Vizsla Class A Shares forNew Vizsla Shares and SpinCo Shares

The discussion of the tax consequences of the change of the identifying name of the Vizsla Shares to Vizsla Class A Shares and the Share Exchange for Resident Holders under the headings "Holders Resident in Canada - Redesignation of Vizsla Shares into Vizsla Class A Shares" and "Holders Resident in Canada - Exchange of Vizsla ClassA Shares for New Vizsla Shares and SpinCo Shares", respectively, generally will also apply to Non-Resident Holders. The general taxation rules applicable to Non-Resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings "HoldersNot Resident in Canada - Taxation of Dividends on New Vizsla Shares or SpinCo Shares" and "Holders Not Resident in Canada - Taxation of Capital Gains and Capital Losses" respectively.

Taxation of Dividends on New Vizsla Shares or SpinCo Shares

A Non-Resident Holder to whom Vizsla or SpinCo pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Arrangement (if at all), or otherwise in respect of the Non- Resident Holder's New Vizsla Shares or SpinCo Shares, will be subject to Canadian withholding tax equal to 25% (or such lower rate as may be available under an applicable income tax convention, if any) of the gross amount of the dividend. Under the Canada-U.S. Tax Convention (1980) as amended (the "Tax Treaty"), the withholding tax rate applicable to a Non-Resident Holder who is entitled to all of the benefits of the Tax Treaty for dividends is reduced to 5% of the gross amount of the dividend for such Holders that are corporations that hold at least 10% of the voting shares of Vizsla or SpinCo, as applicable, and reduced to 15% of such amount for other such Holders.

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on an actual or deemed disposition of a Vizsla Share, Vizsla Class A Share, New Vizsla Share or SpinCo Share unless, at the time of disposition, the share is "taxable Canadian property" as defined in the Tax Act, and is not "treaty-protected property" as so defined.

Generally, a Vizsla Share, Vizsla Class A Share, New Vizsla Share or SpinCo Share will not be "taxable Canadian property" of a Non-Resident Holder at a particular time provided that share is listed on a "designated stock exchange" (which currently includes the TSXV) unless, at any time during the 60-month period preceding the disposition of the share, (a) that share derived more than 50% of its fair market value directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists; and (b) 25% or more of the issued shares of any class or series in the capital of Vizsla or SpinCo, as applicable, were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at "arm's length" (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships.

Shares may also be deemed to be "taxable Canadian property" under other provisions of the Tax Act.

A Non-Resident Holder who disposes or is deemed to dispose of a Vizsla Share, Vizsla Class A Share,New Vizsla Share or SpinCo Share that, at the time of disposition, is taxable Canadian property and is not treaty- protected property will realize a capital gain (or capital loss) equal to the amount, if any, by which the Non- Resident Holder's proceeds of disposition of the share exceeds (or is exceeded by) the Non- Resident Holder's ACB in the share and reasonable costs of disposition. The Non-Resident Holder generally will be required to include one-half of any such capital gain (taxable capital gain) in the Non-Resident Holder's taxable income earned in Canada for the year of disposition, and be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Non-Resident Holder's taxable income earned in Canada for the year of disposition and, to the extent not so deductible, against such taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances set out in the Tax Act.

Non-Resident Holders for which a Vizsla Share, Vizsla Class A Share, New Vizsla Share or SpinCo Share may constitute "taxable Canadian property" should consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading "Holders Resident in Canada - Dissenting Resident Holders" will generally also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement. In general terms, the Non-Resident Holder will be subject to Canadian federal income tax in respect of any deemed taxable dividend arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading "Holders Not Resident in Canada - Taxation of Dividends on New Vizsla Shares and SpinCo Shares" and subject to the Canadian federal income tax treatment in respect of any capital gain or loss arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading "Holders Not Resident in Canada - Taxationof Capital Gains and Capital Losses".

ELIGIBILITY FOR INVESTMENT - NEW VIZSLA SHARES AND SPINCO SHARES

In the opinion of Koffman Kalef LLP, as tax counsel to Vizsla and SpinCo, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") in force as of the date hereof and all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the New Vizsla Shares, if issued on the date hereof, will be qualified investments for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan ("RESP"), a deferred profit sharing plan, a registered disability savings plan ("RDSP") and a tax-free savings account ("TFSA") as each of those terms is defined in the Tax Act provided that shares of Vizsla are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV).

The SpinCo Shares are not currently listed on a "designated stock exchange" and SpinCo is not otherwise a "public corporation" (as such term is defined in the Tax Act). SpinCo has applied to list its common shares on the TSXV. Listing will be subject to SpinCo fulfilling all of the requirements of the TSXV. SpinCo will rely upon the TSXV to list SpinCo common shares on the TSXV with trading halted as of the day before the SpinCo Shares are issued on the Effective Date and otherwise proceed in the manner described above to render the SpinCo Shares issued on the Effective Date to be unconditionally listed on a "designated stock exchange" within the meaning of the Tax Act at the time of issuance. If the TSXV does not proceed with the listing as anticipated, the SpinCo Shares will not be "qualified investments" for the purposes of the Tax Act.

Notwithstanding that the New Vizsla Shares or SpinCo Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP, or TFSA (each, a "Registered Plan"), the annuitant of an RRSP or RRIF, the subscriber under an RESP or the holder of a TFSA or RDSP, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of the New Vizsla Shares or SpinCo Shares held in the Registered Plan if the New Vizsla Shares or SpinCo Shares, as the case may be, are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. The New Vizsla Shares and SpinCo Shares will be a "prohibited investment" for a Registered Plan if the Controlling Individual (i) does not deal at arm's length with the Company or SpinCo, as the case may be, for purposes of the Tax Act, or (ii) has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Company or SpinCo. Generally, a Controlling Individual will not be considered to have a "significant interest" in a corporation provided that the Controlling Individual, together with persons with whom the Controlling Individual does not deal at arm's length, does not own, directly or indirectly, at any time in the year 10% or more of the issued shares of any class of that corporation or of any corporation related to that corporation (for purposes of the Tax Act). In addition, the New Vizsla Shares or SpinCo Shares will not be a "prohibited investment" if such shares are "excluded property" as defined in the Tax Act for a Registered Plan.

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

For further information concerning SpinCo post-Arrangement, see Schedule G to this Circular.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the Vizsla Shareholders have been approved by the Board.

DATED this 14th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Craig Parry"

Craig Parry

Chairman

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED as a special resolution of the shareholders of Vizsla Silver Corp. (the "Company"), that:

1. The arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving the Company and Vizsla Copper Corp. ("SpinCo"), as more particularly described and set forth in the notice of special meeting and management information circular of the Company dated May 14, 2021 (the "Circular"), (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted.

2. The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving the Company and SpinCo, and implementing the Arrangement, the full text of which is set out in Exhibit I to Schedule C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The arrangement agreement (the "Arrangement Agreement") between the Company and SpinCo dated April 19, 2021 and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and any amendments thereto and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding that these resolutions have been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, any securityholders of the Company:

a. to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement;

b. or subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a. all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b. the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company,

c. such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A - 1

SCHEDULE B

SPINCO OPTION PLAN RESOLUTION

BE IT RESOLVED that:

1. Subject to the completion of the arrangement involving Vizsla Silver Corp. (the "Company") and Vizsla Copper Corp. ("SpinCo"), as more particularly described in the notice of special meeting and management information circular (the "Circular") of the Company dated effective May 14, 2021, the stock option plan substantially in the form attached as Schedule J to the Circular is hereby authorized, approved and ratified on behalf of SpinCo and SpinCo's shareholders as the stock option plan for SpinCo; and

2. Any one director or officer of SpinCo is hereby authorized, for and on behalf of SpinCo, to execute and deliver, whether under the corporate seal of SpinCo or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

B - 1

SCHEDULE C

ARRANGEMENT AGREEMENT, INCLUDING PLAN OF ARRANGEMENT

C - 1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 19th day of April, 2021

BETWEEN:

VIZSLA SILVER CORP., a corporation existing under the Business Corporations

Act (British Columbia)

("Vizsla")

AND:

VIZSLA COPPER CORP., a corporation existing under the Business Corporations Act (British Columbia)

("SpinCo")

WHEREAS:

A. Vizsla, through its wholly-owned subsidiary, SpinCo, owns the Blueberry Property and the Carruthers Pass Property Option;

B. Vizsla and SpinCo wish to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA, pursuant to which Vizsla and SpinCo will participate in a series of transactions whereby, among other things, Vizsla will distribute the SpinCo Shares such that the holders of Vizsla Shares (other than Dissenting Shareholders) will become the holders of the SpinCo Shares;

C. Vizsla proposes to convene a meeting of the Vizsla Shareholders to consider the Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit I hereto; and

D. Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1 Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms will have the following meanings:

(a) "Agreement" means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b) "Arrangement" means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolution" means the special resolution of the Vizsla Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Blueberry Property" means the 100% owned Blueberry copper property located in the Babine porphyry belt of central British Columbia;

(g) "Board of Directors" means the current and existing board of directors of Vizsla;

(h) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(i) "Carruthers Pass Property Option" means the option to acquire a 60% interest in the Carruthers Pass copper property located 200km north of Smithers, British Columbia and which is currently 100% owned by Cariboo Rose Resources Ltd.;

(j) "Constating Documents" means the Articles and related Notice of Articles under the BCBCA of each of Vizsla and SpinCo;

(k) "Court" means the Supreme Court of British Columbia;

(l) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of the Plan of Arrangement;

(m) "Dissent Rights" means the right of a registered Vizsla Shareholder to dissent from the Arrangement Resolutions in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the Vizsla Shares in respect of which the holder dissents;

(n) "Dissenting Shareholder" means a registered holder of Vizsla Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(o) "Effective Date" will be the date of the closing of the Arrangement;

(p) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Vizsla and SpinCo;

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(q) "Final Order" means the final order of the Court approving the Arrangement;

(r) "Information Circular" means the management information circular, including all schedules thereto, to be sent to the Vizsla Shareholders in connection with the Vizsla Meeting, together with any amendments or supplements thereto;

(s) "Interim Order" means the interim order of the Court providing advice and directions in connection with the Vizsla Meeting and the Arrangement;

(t) "In the Money Amount" means at a particular time with respect to a Vizsla Option or Vizsla Replacement Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(u) "New Vizsla Shares" means the new class of common shares without par value which Vizsla will create and issue as described in §3.1(b)(ii) of the Plan of Arrangement and for which the Vizsla Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Shares;

(v) "party" means either Vizsla or SpinCo and "parties" means, collectively, Vizsla and SpinCo;

(w) "Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(x) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit I, as the same may be amended from time to time;

(y) "Registrar" means the Registrar of Companies under the BCBCA;

(z) "SpinCo" means Vizsla Copper Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia;

(aa) "SpinCo Financing" means a private placement by SpinCo of SpinCo securities to raise gross proceeds of approximately $3,500,000, or such other amount as the SpinCo board of directors may determine, on terms acceptable to SpinCo, in order to allow SpinCo to satisfy the initial listing requirements of the TSXV;

(bb) "SpinCo Shares" means the no par value common shares which SpinCo is authorized to issue as the same are constituted on the date hereof;

(cc) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(dd) "TSXV" means the TSX Venture Exchange;

(ee) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ff) "Vizsla" means Vizsla Silver Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia;

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(gg) "Vizsla Class A Shares" has the meaning set out in the recitals hereto;

(hh) "Vizsla Meeting" means the special meeting of the Vizsla Shareholders and any adjournments or postponements thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(ii) "Vizsla Optionholders" means the holders of Vizsla Options on the Effective Date;

(jj) "Vizsla Options" means options to acquire Vizsla Shares, including options under the terms of which are deemed exercisable for Vizsla Shares, that are outstanding immediately prior to the Effective Time;

(kk) "Vizsla Replacement Option" means an option to acquire a New Vizsla Share to be issued by Vizsla to a holder of a Vizsla Option pursuant to §3.1(d) of the Plan of Arrangement;

(ll) "Vizsla Shareholder" means a holder of Vizsla Shares;

(mm) "Vizsla Shares" means the common shares without par value which Vizsla is authorizedto issue as the same are constituted on the date hereof;

(nn) "Vizsla Warrantholders" means the holders of Vizsla Warrants on the Effective Date; and

(oo) "Vizsla Warrants" means the share purchase warrants of Vizsla exercisable to acquire Vizsla Shares, including warrants under the terms of which are deemed exercisable for Vizsla Shares, that are outstanding immediately prior to the Effective Time.

1.2 Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular will include the plural and vice versa and words importing the use of either gender will include all genders and neuter and words importing persons will include firms and corporations.

1.5 Date for any Action. In the event that any date on which any action is required to be taken hereunder by Vizsla or SpinCo is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Meaning. Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7 Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

4

ARTICLE 2
ARRANGEMENT

2.1 Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Implementation Steps. In connection with the Arrangement, the parties will:

(a) apply to the Court, as soon as reasonably practicable, taking into account the mailing date for the Information Circular, under Part 9, Division 5 of the BCBCA for the Interim Order, providing for, among other things, the calling and holding of the Vizsla Meeting for the purposes of, among other things, considering and, if deemed advisable, approving the Arrangement and the granting of the Dissent Rights, and thereafter proceed with and diligently pursue the Interim Order;

(b) subject to receipt of the Interim Order and the distribution of the Information Circular to the Vizsla Shareholders, call and hold the Meeting for the purpose of, among other things, considering the Arrangement;

(c) subject to obtaining such securityholder approval as required by the Interim Order, apply to the Court under Part 9, Division 5 of the BCBCA for the Final Order approving the Arrangement; and

(d) subject to obtaining the Final Order, and provided all conditions of the Parties to this Agreement as set forth in Article apply to the Court, as soon as reasonably practicable, taking into account the mailing date for the Information Circular, under Part 9, Division 5 of the BCBCA for the Interim Order, providing for, among other things, the calling and holding of the Meeting for the purposes of, among other things, considering and, if deemed advisable, approving the Arrangement and the granting of the Dissent Rights, and thereafter proceed with and diligently pursue the Interim Order.

2.3 Interim Order. The petition for the Interim Order will request that the Interim Order provide:

(a) that the Vizsla Shareholders, Vizsla Optionholders and Vizsla Warrantholders will be the class of Persons to whom notice is to be provided in respect of the Meeting and for the manner in which such notice is to be provided;

(b) each Vizsla Shareholder will be entitled to one vote for each Vizsla Share held by such holder;

(c) that the requisite approval for the Arrangement will be at least two-thirds of the votes cast on the appropriate special resolution by the Vizsla Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat;

(d) that Vizsla will call and hold the Meeting in accordance with the BCBCA and the articles of Vizsla; and

(e) for the grant of the Dissent Rights.

2.4 Effective Date of Arrangement. The Arrangement will become effective on the Effective Date as set out in the Plan of Arrangement.

2.5 Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties will each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than August 1, 2021, or by such other date as Vizsla and SpinCo may determine, and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties will proceed forthwith to apply for the Interim Order and Vizsla will call the Vizsla Meeting and mail the Information Circular to the Vizsla Shareholders.

5

2.6 Filing of Final Order. Subject to the rights of termination contained in Article 6 hereof, upon the Vizsla Shareholders approving the Arrangement Resolutions in accordance with the provisions of the Interim Order and the BCBCA, Vizsla obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Vizsla on its behalf and on behalf of SpinCo will file with the Registrar:

(a) the records and information required by the Registrar pursuant to the Arrangement Provisions; and

(b) a copy of the Final Order.

2.7 U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention that the New Vizsla Shares and SpinCo Shares, the Vizsla Replacement Options and the modified Vizsla Warrants delivered or deemed to be delivered upon completion of the Arrangement to Vizsla Shareholders, Vizsla Optionholders and Vizsla Warrantholders will be issued by Vizsla and SpinCo in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;

(b) prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(c) the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Vizsla Shareholders, Vizsla Optionholders and Vizsla Warrantholders subject to the Arrangement;

(d) Vizsla will ensure that each Vizsla Shareholder, Vizsla Optionholder and Vizsla Warrantholder entitled to receive New Vizsla Shares and SpinCo Shares, Vizsla Replacement Options or modified Vizsla Warrants on completion of the Arrangement will be given adequate notice advising themof their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) the Vizsla Shareholders, Vizsla Optionholders and Vizsla Warrantholders entitled to receive such securities on completion of the Arrangement will be advised that such securities issued in the Arrangement have not been registered under the U.S. Securities Act andwill be issued in reliance on the exemption under Section 3(a)(10) of the U.S. SecuritiesAct;

(f) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the Vizsla Shareholders, Vizsla Optionholders and Vizsla Warrantholders;

(g) the Interim Order approving the Vizsla Meeting will specify that each Vizsla Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the Vizsla Shareholder, Vizsla Optionholder or Vizsla Warrantholder enters a response to petition within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

6

(h) the Final Order will include a statement substantially to the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance or deemed issuance of New Vizsla Shares and SpinCo Shares, Vizsla Replacement Options and modified Vizsla Warrants pursuant to the Plan of Arrangement.".

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Mutual Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a) it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;

(c) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d) no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1 Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2 Interim Order and Final Order. The parties acknowledge that Vizsla will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Vizsla Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolution. The parties each covenant and agree that if the approval of the Arrangement by the Vizsla Shareholders as set out in Section 5.1(b) hereof is obtained, Vizsla will thereafter (subject to the exercise of any discretionary authority granted to Vizsla's directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in Section 2.6 with the Registrar.

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4.3 Vizsla Options. The parties acknowledge that pursuant to the Arrangement, each Vizsla Option then outstanding to acquire one Vizsla Share will be transferred and exchanged for one Vizsla Replacement Option to acquire one New Vizsla Share having an exercise price equal to the product of the original exercise price of the Vizsla Option multiplied by the fair market value of a New Vizsla Share at the Effective Time divided by the total of the fair market value of a New Vizsla Share and the fair market value of 1/3 of a SpinCo Share at the Effective Time.

The aforesaid exercise price will be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Replacement Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Option so exchanged. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Options.

4.4 Vizsla Warrants. The parties acknowledge that, from and after the Effective Date, all Vizsla Warrants will entitle the holder to receive, upon due exercise of the Vizsla Warrant, for the original exercise price:

(a) one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant immediately prior to the Effective Time; and

(b) 1/3 of a SpinCo Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant immediately prior to the Effective Time,

and SpinCo hereby covenants that it will forthwith upon receipt of written notice from Vizsla from time to time issue, as directed by Vizsla, that number of SpinCo Shares as may be required to satisfy the foregoing.

Vizsla will, as agent for SpinCo, collect and pay to SpinCo an amount for each 1/3 of a SpinCo Share so issued that is equal to the exercise price under the Vizsla Warrant multiplied by the fair market value of 1/3 of a SpinCo Share at the Effective Time divided by the total market value of one New Vizsla Share and 1/3 of a SpinCo Share at the Effective Time.

4.5 Fair Market Value. For the purposes of Sections 4.4 and 4.5 and §3.1 of the Plan of Arrangement, fair market value of the New Vizsla Shares and the SpinCo Shares will be determined by the Vizsla Board, acting in good faith.

ARTICLE 5
CONDITIONS

5.1 Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement will be subject to the satisfaction of the following conditions:

(a) the Interim Order will have been granted in form and substance satisfactory to Vizsla;

(b) the Arrangement Resolution, with or without amendment, will have been approved and adopted at the Vizsla Meeting in accordance with the Arrangement Provisions, the Constating Documents of Vizsla, the Interim Order and the requirements of any applicable regulatory authorities;

(c) the Final Order will have been obtained in form and substance satisfactory to each of Vizsla and SpinCo;

(d) the TSXV will have conditionally approved the Arrangement, including the listing of the New Vizsla Shares in substitution for the Vizsla Shares and the delisting of the Vizsla Shares and, in substitution therefor, all as of the Effective Date, subject to compliance with the requirements of the TSXV;

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(e) the TSXV will have conditionally approved the listing of the SpinCo Shares, subject to compliance with the requirements of the TSXV;

(f) prior to the Effective Date, SpinCo will have completed or will be in a position to complete the SpinCo Financing;

(g) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement will have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Vizsla and SpinCo;

(h) there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(i) no law, regulation or policy will have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the Tax Act, which would reasonably be expected to have a material adverse effect on any of Vizsla, the Vizsla Shareholders or SpinCo if the Arrangement is completed;

(j) notices of dissent pursuant to Article 5 of the Plan of Arrangement will not have been delivered by Vizsla Shareholders holding greater than 5% of the outstanding Vizsla Shares; and

(k) this Agreement will not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c), (d), (e) and (k), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either Vizsla or SpinCo at its discretion.

5.2 Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties will meet at the offices of Forooghian + Company Law Corporation, 353 Water Street, Suite 401, Vancouver, British Columbia V6M 1A8, at 9:00 a.m. on the Business Day immediately preceding the Effective Date, or at such other location or at such other time or on such other date as they may mutually agree, and each of them will deliver to the other of them:

(a) the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date will be dated as of, or become effective on, the Effective Date and will be held in escrow to be released upon the occurrence of the Effective Date; and

(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3 Merger of Conditions. The conditions set out in Section 5.1 hereof will be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4 Merger of Representations, Warranties and Covenants. The representations and warranties in Section 3.1 will be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof will be conclusively deemed to have been complied with in all respects as of the Effective Date, and each will accordingly merge in and not survive the effectiveness of the Arrangement.

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ARTICLE 6
AMENDMENT AND TERMINATION

6.1 Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Vizsla Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Vizsla Shareholders.

6.2 Termination. Subject to Section 6.3, this Agreement may at any time before or after the holding of the Vizsla Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of Vizsla without further action on the part of the Vizsla Shareholders and nothing expressed or implied herein or in the Plan of Arrangement will be construed as fettering the absolute discretion by the Board of Directors of Vizsla to elect to terminatethis Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3 Cessation of Right. The right of Vizsla or SpinCo or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 will be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1 Notices. All notices which may or are required to be given pursuant to any provision of this Agreement will be given or made in writing and will be delivered or sent by email, addressed as follows:

in the case of Vizsla:

1090 West Georgia Street

Vancouver, British Columbia

V6E 3V7

Attention:	Michael Konnert, President & Chief Executive Officer
Email:	michael@vizslasilver.ca

in the case of SpinCo:

1090 West Georgia Street

Vancouver, British Columbia

V6E 3V7

Attention:	Craig Parry, Director
Email:	craig@inventacapital.ca

in each case with a copy to:

Forooghian + Company Law Corporation

353 Water Street, Suite 401

Vancouver, British Columbia

V6M 1A8

Attention:	Farzad Forooghian
Email:	farzad@forooghianlaw.com

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7.2 Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3 Binding Effect. This Agreement and the Arrangement will be binding upon and will enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law. This Agreement will be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

7.7 Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby will be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence. Time is of the essence of this Agreement.

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

VIZSLA SILVER CORP.

Per: "Michael Konnert"

Michael Konnert

President & Chief Executive Officer

VIZSLA COPPER CORP.

Per: "Craig Parry"

Craig Parry

Director

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EXHIBIT I

TO THE ARRANGEMENT AGREEMENT

DATED AS OF THE 19TH DAY OF APRIL, 2021 BETWEEN

VIZSLA SILVER CORP. AND VIZSLA COPPER CORP.

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms will have the following meanings:

(a) "Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b) "Arrangement Agreement" means the arrangement agreement dated as of April 19, 2021 between Vizsla and SpinCo, as may be supplemented or amended from time to time;

(c) "Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(d) "Arrangement Resolutions" means the special resolutions of the Vizsla Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(e) "BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(f) "Board of Directors" means the current and existing board of directors of Vizsla;

(g) "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(h) "Court" means the Supreme Court of British Columbia;

(i) "Depositary" means Computershare Investor Services Inc., or such other depositary as Vizsla may determine;

(j) "Dissent Procedures" means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(k) "Dissent Rights" means the rights of dissent granted in favour of registered holders of Vizsla Shares in accordance with Article 5 of this Plan of Arrangement;

(l) "Dissenting Share" has the meaning given in §3.1(a) of this Plan of Arrangement;

(m) "Dissenting Shareholder" means a registered holder of Vizsla Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who hasnot withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n) "Effective Date" will be the date of the closing of the Arrangement, as mutually agreed between Vizsla and SpinCo;

(o) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Vizsla and SpinCo;

(p) "Final Order" means the final order of the Court approving the Arrangement;

(q) "Information Circular" means the management information circular of Vizsla, including all schedules thereto, to be sent to the Vizsla Shareholders in connection with the Vizsla Meeting, together with any amendments or supplements thereto;

(r) "Interim Order" means the interim order of the Court providing advice and directions in connection with the Vizsla Meeting and the Arrangement;

(s) "In the Money Amount" means at a particular time with respect to a Vizsla Option or Vizsla Replacement Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;

(t) "Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be sent to Vizsla Shareholders, together with the Information Circular;

(u) "New Vizsla Shares" means a new class of voting common shares without par value which Vizsla will create and issue as described in §3.1(b)(ii) of this Plan of Arrangement and for which the Vizsla Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Vizsla Shares;

(v) "Plan of Arrangement" means this plan of arrangement, as the same may be amended from time to time;

(w) "Registrar" means the Registrar of Companies under the BCBCA;

(x) "Share Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the Vizsla Shareholders entitled to receive New Vizsla Shares and SpinCo Shares pursuant to this Plan of Arrangement or such other date as the Board of Directors may select;

(y) "SpinCo" means Vizsla Copper Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia;

(z) "SpinCo Shareholder" means a holder of SpinCo Shares;

(aa) "SpinCo Shares" means the no par value shares which SpinCo is authorized to issue as the same are constituted on the date hereof;

(bb) "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(cc) "TSXV" means the TSX Venture Exchange;

(dd) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ee) "Vizsla" means Vizsla Silver Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia;

(ff) "Vizsla Class A Shares" means the renamed and redesignated Vizsla Shares as described in §3.1(b)(i) of this Plan of Arrangement;

(gg) "Vizsla Meeting" means the special meeting of the Vizsla Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(hh) "Vizsla Optionholders" means the holders of Vizsla Options on the Effective Date;

(ii) "Vizsla Options" means options to acquire Vizsla Shares, including options under the terms of which are deemed exercisable for Vizsla Shares, that are outstanding immediately prior to the Effective Time;

(jj) "Vizsla Replacement Option" means an option to acquire a New Vizsla Share to be issued by Vizsla to a holder of a Vizsla Option pursuant to §3.1(d) of this Plan of Arrangement;

(kk) "Vizsla Shareholder" means a holder of Vizsla Shares;

(ll) "Vizsla Shares" means the common shares without par value which Vizsla is authorized to issue as the same are constituted on the date hereof;

(mm) "Vizsla Warrantholders" means the holders of Vizsla Warrants on the Effective Date; and

(nn) "Vizsla Warrants" means the share purchase warrants of Vizsla exercisable to acquire Vizsla Shares, including warrants under the terms of which are deemed exercisable for Vizsla Shares, that are outstanding immediately prior to the Effective Time.

1.2 Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender. Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa, words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

1.4 Meaning. Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5 Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.6 Governing Law. This Plan of Arrangement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 Arrangement Effectiveness. The Arrangement and this Plan of Arrangement will become final and conclusively binding on Vizsla, the Vizsla Shareholders (including Dissenting Shareholders), Vizsla Optionholders, Vizsla Warrantholders and SpinCo Shareholders at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1 The Arrangement. Commencing at the Effective Time, the following will occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Vizsla or SpinCo, but subject to the provisions of Article 5:

(a) each Vizsla Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a "Dissenting Share") will be directly transferred and assigned by such Dissenting Shareholder to Vizsla, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid thefair value for their Vizsla Shares by Vizsla;

(b) the authorized share structure of Vizsla will be altered by:

(i) renaming and redesignating all of the issued and unissued Vizsla Shares as "Class A common shares without par value" and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the "Vizsla Class A Shares"; and

(ii) creating a new class consisting of an unlimited number of "common shares without par value" with terms and special rights and restrictions identical to those of the Vizsla Shares immediately prior to the Effective Time, being the "New Vizsla Shares";

(c) Vizsla's Notice of Articles will be amended to reflect the alterations in §3.1(b);

(d) each Vizsla Option then outstanding to acquire one Vizsla Share will be transferred and exchanged for one Vizsla Replacement Option to acquire one New Vizsla Share having an exercise price equal to the product of the original exercise price of the Vizsla Option multiplied by the fair market value of a New Vizsla Share at the Effective Time divided by the total of the fair market value of a New Vizsla Share and the fair market value of 1/3 of a SpinCo Share at the Effective Time; provided that the aforesaid exercise price will be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Vizsla Replacement Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Vizsla Option so exchanged. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Vizsla Options;

(e) each Vizsla Warrant then outstanding will be deemed to be amended to entitle the Vizsla Warrantholder to receive, upon due exercise of the Vizsla Warrant, for the original exercise price:

(i) one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant immediately prior to the Effective Time; and

(ii) 1/3 of a SpinCo Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant immediately prior to the Effective Time;

(f) each issued and outstanding Vizsla Class A Share outstanding on the Share Distribution Record Date will be exchanged for: (i) one New Vizsla Share; and (ii) 1/3 of a SpinCo Share, the holders of the Vizsla Class A Shares will be removed from the central securities register of Vizsla as the holders of such and will be added to the central securities register of Vizsla as the holders of the number of New Vizsla Shares that they have received on the exchange set forth in this §3.1(f), and the SpinCo Shares transferred to the then holders of the Vizsla Class A Shares will be registered in the name of the former holders of the Vizsla Class A Shares and Vizsla will provide SpinCo and its registrar and transfer agent notice to make the appropriate entries in the central securities register of SpinCo;

(g) all of the issued Vizsla Class A Shares will be cancelled with the appropriate entries being made in the central securities register of Vizsla, and the aggregate legal stated capital and paid-up capital (as that term is used for purposes of the Tax Act) of the New Vizsla Shares will be equal to that of the Vizsla Shares immediately prior to the Effective Time less the fair market value of the SpinCo Shares distributed on the exchange of Vizsla Class A Shares pursuant to §3.1(f);

(h) the Vizsla Class A Shares, none of which will be issued or outstanding once the steps in §3.1(f) to §3.1(g) are completed, will be cancelled and the authorized share structure of Vizsla will be changed by eliminating the Vizsla Class A Shares; and

(i) the Notice of Articles of Vizsla will be amended to reflect the alterations in §3.1(h).

3.2 No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional SpinCo Shares will be distributed to the Vizsla Shareholders, and, as a result, all fractional amounts arising under this Plan of Arrangement will be rounded down to the next whole number without any compensation therefor. Any SpinCo Shares not distributed as a result of so rounding down will be cancelled by SpinCo.

3.3 Share Distribution Record Date. In §3.1(f), the reference to a Vizsla Shareholder will mean a person who is a Vizsla Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4 Deemed Time for Redemption. In addition to the chronological order in which the transactions and events set out in §3.1 will occur and will be deemed to occur, the time on the Effective Date for the exchange of Vizsla Class A Shares for New Vizsla Shares and SpinCo Shares set out in §3.1(f) will occur and will be deemed to occur immediately after the time of listing of the New Vizsla Shares on the TSXV on the Effective Date.

3.5 Deemed Fully Paid and Non-Assessable Shares. All New Vizsla Shares, Vizsla Class A Shares and SpinCo Shares issued pursuant hereto will be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6 Supplementary Actions. Notwithstanding that the transactions and events set out in §3.1 will occur and will be deemed to occur in the chronological order therein set out without any act or formality, each of Vizsla and SpinCo will be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for warrant certificates.

3.7 Withholding. Each of Vizsla, SpinCo and the Depositary will be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Vizsla Shares, SpinCo Shares or Vizsla Replacement Options made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Vizsla Shares or SpinCo Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance will be paid to the person forthwith.

3.8 No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.9 U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 4
CERTIFICATES

4.1 Vizsla Class A Shares. Recognizing that the Vizsla Shares will be renamed and redesignated as Vizsla Class A Shares pursuant to §3.1(b)(i) and that the Vizsla Class A Shares will be exchanged partially for New Vizsla Shares pursuant to §3.1(f), Vizsla will not issue replacement share certificates representing the Vizsla Class A Shares.

4.2 SpinCo Share Certificates. As soon as practicable following the Effective Date, Vizsla or SpinCo will deliver or cause to be delivered to the Depositary certificates representing the SpinCo Shares required to be issued to registered holders of Vizsla Shares as at immediately prior to the Effective Time in accordance with the provisions of §3.1(h) of this Plan of Arrangement, which certificates will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of §6.1 hereof.

4.3 New Vizsla Share Certificates. As soon as practicable following the Effective Date, Vizsla will deliver or cause to be delivered to the Depositary certificates representing the New Vizsla Shares required to be issued to registered holders of Vizsla Shares as at immediately prior to the Effective Time in accordance with the provisions of §3.1(f) of this Plan of Arrangement, which certificates will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of §6.1 hereof.

4.4 Interim Period. Any Vizsla Shares traded after the Share Distribution Record Date will represent New Vizsla Shares as of the Effective Date and will not carry any rights to receive SpinCo Shares.

4.5 Stock Option Agreements. The stock option agreements for the Vizsla Options will be deemed to be amended by Vizsla to reflect the adjusted exercise price of the Vizsla Replacement Options.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Dissent Right. Registered holders of Vizsla Shares may exercise Dissent Rights with respect to their Vizsla Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such Dissenting Shareholder delivers a written notice of dissent to Vizsla at least two Business Days before the day of the Vizsla Meeting or any adjournment or postponement thereof.

5.2 Dealing with Dissenting Shares. Vizsla Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Vizsla for cancellation as of the Effective Time pursuant to §3.1(a); or

(b) for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Vizsla Shareholder and will receive New Vizsla Shares and SpinCo Shares on the same basis as every other non-dissenting Vizsla Shareholder, but in no case will Vizsla be required to recognize such persons as holding Vizsla Shares on or after the Effective Date.

5.3 Reservation of SpinCo Shares. If a Vizsla Shareholder exercises Dissent Rights, Vizsla will, on the Effective Date, set aside and not distribute that portion of the SpinCo Shares which is attributable to the Vizsla Shares for which Dissent Rights have been exercised. If the dissenting Vizsla Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Vizsla will distribute to such Vizsla Shareholder his or her pro rata portion of the SpinCo Shares. If a Vizsla Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Vizsla will retain the portion of the SpinCo Shares attributable to such Vizsla Shareholder and such shares will be dealt with as determined by the Board of Directors of Vizsla in its discretion.

ARTICLE 6
DELIVERY OF SHARES

6.1 Delivery of Shares.

(a) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Vizsla Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate representing the New Vizsla Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with §3.1 hereof.

(b) After the Effective Time and until surrendered for cancellation as contemplated by §6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Vizsla Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Vizsla Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with §3.1 hereof.

6.2 Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Vizsla Shares that were exchanged for New Vizsla Shares and SpinCo Shares in accordance with §3.1 hereof, will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliverin exchange for such lost, stolen or destroyed certificate, the New Vizsla Shares and SpinCo Shares that such holder is entitled to receive in accordance with §3.1 hereof. When authorizing such delivery of New Vizsla Shares and SpinCo Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered will, as a condition precedent to the delivery of such New Vizsla Shares and SpinCo Shares give a bond satisfactory to Vizsla, SpinCo and the Depositary in such amount as Vizsla, SpinCo and the Depositary may direct, or otherwise indemnify Vizsla, SpinCo and the Depositary in a manner satisfactory to Vizsla, SpinCo and the Depositary, against any claim that may be made against Vizsla, SpinCo or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the articles of Vizsla.

6.3 Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New Vizsla Shares or SpinCo Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Vizsla Shares unless and until the holder of such certificate will have complied with the provisions of §6.1 or §6.2 hereof. Subject to applicable law and to §3.7 hereof, at the time of such compliance, there will, in addition to the delivery of the New Vizsla Shares and SpinCo Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Vizsla Shares and/or SpinCo Shares, as applicable.

6.4 Limitation and Proscription. To the extent that a former Vizsla Shareholder will not have complied with the provisions of §6.1 or §6.2 hereof, as applicable, on or before the date that is six (6) years after the Effective Date (the "Final Proscription Date"), then the New Vizsla Shares and SpinCo Shares that such former Vizsla Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the New Vizsla Shares and SpinCo Shares to which such Vizsla Shareholder was entitled, will be delivered to SpinCo (in the case of the SpinCo Shares) or Vizsla (in the case of the New Vizsla Shares) by the Depositary and certificates representing such New Vizsla Shares and SpinCo Shares will be cancelled by Vizsla and SpinCo, as applicable, and the interest of the former Vizsla Shareholder in such New Vizsla Shares and SpinCo Shares or to which it was entitled will be terminated as of such Final Proscription Date.

6.5 Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement will take precedence and priority over any and all Vizsla Shares, Vizsla Options or Vizsla Warrants issued prior to the Effective Time; and (ii) the rights and obligations of (A) the registered holders of Vizsla Shares, Vizsla Options and Vizsla Warrants, (B) Vizsla, (C) SpinCo, and (D) the Depositary and any transfer agent or other depositary therefor, will be solely as provided for in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS & WITHDRAWAL

7.1 Amendments. Vizsla, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Vizsla Meeting, approved by the Court.

7.2 Amendments Made Prior to or at the Vizsla Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vizsla at any time prior to or at the Vizsla Meeting with or without any prior notice or communication, and if so proposed and accepted by the Vizsla Shareholders voting at the Vizsla Meeting, will become part of this Plan of Arrangement for all purposes.

7.3 Amendments Made After the Vizsla Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vizsla after the Vizsla Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Vizsla Meeting will be effective and will become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Vizsla, provided that it concerns a matter which, in the reasonable opinion of Vizsla, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Vizsla Shares or SpinCo Shares.

7.4 Withdrawal. Notwithstanding any prior approvals by the Court or by Vizsla Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court or the Vizsla Shareholders.

SCHEDULE D

INTERIM ORDER

D - 1

2

attached as Exhibit "C" to the Liyanage Affidavit, involving Vizsla Silver, the Vizsla Silver Shareholders and SpinCo; and

b. transact such other business as may properly come before the Meeting or any adjournment thereof.

2. The Meeting shall be called, held and conducted in virtual form on June 15, 2021 at 10:00 am PST by teleconference, or on such other date as may result from postponement or adjournment in accordance with paragraph 9 of this Interim Order, in accordance with the provisions of the BCBCA, the notice of articles and articles of Vizsla Silver, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Vizsla Silver Shares or to which such shares are collateral, or the articles of Vizsla Silver, this Interim Order shall govern.

AMENDMENTS

3. Until the Meeting is held, the Petitioner is authorized to make, in the manner contemplated by and subject to the arrangement agreement between Vizsla Silver and SpinCo dated April 19, 2021 (the **"Arrangement Agreement"**) and the Plan of Arrangement, as applicable, such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

CHAIR OF MEETING

4. The Chair of the Meeting shall be an officer or director of the Petitioner or such other person as may be appointed by the Vizsla Silver Shareholders for that purpose.

5. The Chair of the Meeting is at liberty to call on the assistance of legal counsel at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

6. The Chair of the Meeting shall be permitted to ask questions of, and demand the production of evidence, from Vizsla Silver Shareholders, the Petitioner or such other persons in attendance or represented at the Meeting, as he or she considers appropriate having regard to the orderly conduct of the Meeting, the authority of any

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person to vote at the Meeting, and the validity and propriety of the votes cast and the proxies submitted in respect of the Arrangement Resolution.

7. The Chair of the Meeting may, in the Chair's sole discretion, waive the deadline specified in the Form of Proxy for the deposit of proxies.

8. The Chair or another representative of the Petitioner present at the Meeting, shall, in due course, file with the Court an affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

ADJOURNMENTS AND POSTPONEMENTS

9. The board of directors of Vizsla Silver (the "**Board**") by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Vizsla Silver Shareholders regarding the adjournment or postponement and without the need for approval of the Court, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to the Vizsla Silver Shareholders by one of the methods specified in paragraph 11 of this Interim Order, as determined by the Board to be the most appropriate method of communication.

RECORD DATE

10. The record date (the "**Record Date**") for determining Vizsla Silver Shareholders entitled to receive notice of and attend at the Meeting is the close of business on May 17, 2021.

NOTICE OF THE MEETING

11. The following:

    (a) notice of special meeting for the Meeting;

    (b) the Circular;

    (c) the Plan of Arrangement;

    (d) a Notice of Hearing of Petition;

    (e) the form of proxy or voting instruction form for use by the Vizsla Silver Shareholders; and

    (f) Letter of Transmittal

(collectively, the "**Meeting Materials**"), in substantially the same form contained as Exhibits to the Liyanage Affidavit, with such amendments and inclusions thereto as the

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directors of Vizsla Silver and counsel for the Petitioners may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, and this Interim Order (collectively with the Meeting Materials, the "**Mailed Materials**") shall be sent to:

(i) the Registered Shareholders as at the close of business on the Record Date, such Mailed Materials to be sent at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(A) by pre-paid ordinary or first-class mail at the addresses of the Vizsla Silver Shareholders as they appear on the central securities register of Vizsla Silver, or its registrar and transfer agent, as at the close of business on the Record Date;

(B) by delivery, in person or by recognized courier service, to the address specified in (A) above; or

(C) by facsimile or electronic transmission to any Shareholder;

(ii) non-registered holders of Vizsla Silver Shares by providing delivering the Meeting Materials directly to such holders or to their designated intermediaries and registered nominees at least three (3) Business Days prior to the 21st day prior to the date of the Meeting; and

(iii) the respective directors and auditors of Vizsla Silver by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, by facsimile or electronic transmission, at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, and that sending of the Notice of Hearing of Petition as herein described, shall constitute good and sufficient service of the Petition and the Liyanage Affidavit upon all recipients of the Notice of Hearing of Petition and that the Notice of Hearing of Petition shall constitute good and sufficient service upon all who may wish to appear in these proceedings, and no other service need be made.

12. In the event of an interruption in or cessation of postal services due to strike or otherwise, the Petitioners shall be authorized, in addition to or as an alternative to the methods of delivery specified in paragraph 11 above, to communicate notice of the Meeting to the Shareholders by publishing notice of the Meeting one time only in one of the following newspapers:

(i) The Globe and Mail (National edition); or

(ii) The National Post,

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which publication shall include specific reference to locations (including www.sedar.com) at which copies of the Meeting Materials will be available.

13. Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the BCBCA.

14. The accidental failure or omission to give notice of the Meeting or Notice of Hearing of Petition to, or the non-receipt of such notices by, or any failure or omission to give such notice as a result of events beyond the reasonable control of Vizsla Silver (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the Vizsla Silver Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Vizsla Silver then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. Vizsla Silver is at liberty to give notice of this proceeding to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

16. The Mailed Materials shall be deemed, for the purposes of this Interim Order, to have been received:

    (a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

    (b) in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after delivery by the courier;

    (c) in the case of transmission by email or facsimile, upon the transmission thereof; and

    (d) in the case of advertisement, at the time of publication of the advertisement.

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UPDATING MEETING MATERIALS

17. Notice of any amendments, updates or supplement to any of the information provided in the Mailed Materials may be communicated to the Vizsla Silver Shareholders by notice sent to the Vizsla Silver Shareholders by any of the means set forth in paragraph 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

18. The quorum required at the Meeting shall be the quorum required by the articles of Vizsla Silver, that being at least two shareholders who hold, or who represent by proxy, at least 5% of the outstanding Vizsla Silver Shares entitled to be voted at the Meeting.

19. Vizsla Silver Shareholders who participate in, attend at, or vote at the Meeting through teleconference will be deemed to be present in person at the Meeting.

20. Each Vizsla Silver Shareholder shall be entitled to one vote for each Vizsla Silver Share held by such Vizsla Silver Shareholder.

21. The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by Vizsla Silver Shareholders present in person or represented by proxy at the Meeting.

22. The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of Vizsla Silver Shares as at the close of business in British Columbia on May 17, 2021. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions on one the Arrangement Resolution shall be voted in favour of such resolution.

23. Except for the virtual meeting procedures, the terms, restrictions and conditions of the articles of Vizsla Silver, including quorum requirements and other matters, will apply in respect of the Meeting.

24. The persons entitled to attend the Meeting will be Vizsla Silver Shareholders and their duly appointed proxyholders, the officers, directors and legal counsel of Vizsla Silver and Vizsla Copper, and such other persons who receive the consent of the chairperson of the Meeting.

SCRUTINEER

25. Vizsla Silver's transfer agent, Computershare Investor Services Inc. may act as a scrutineer for the Meeting.

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SOLICITATION OF PROXIES

26. Vizsla Silver may use the form of proxy in connection with the Meeting, in substantially the same form contained in Exhibit "C" to the Liyanage Affidavit and Vizsla Silver may in its discretion waive generally the time limits for deposit of proxies by Vizsla Silver Shareholders if Vizsla Silver deems it reasonable to do so. Vizsla Silver is authorized to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

27. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

    but in no case shall Vizsla Silver be required to recognize such persons as holding Vizsla Silver Shares on or after the Effective Date.

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31. In no event shall Vizsla Silver or any other Person be required to recognize a Person as exercising Dissent Rights unless such person is a registered holder of those Vizsla Silver Shares in respect of which such Dissent Rights are sought to be exercised.

32. No Person shall be entitled to exercise Dissent Rights with respect to a Vizsla Silver Share in respect of which a Person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

33. Subject to further Order of this Court, the rights available to the holders of Vizsla Silver Shares under the BCBCA and the Arrangement to dissent in respect of the Arrangement Resolution shall constitute full and sufficient rights of dissent for the holders of Vizsla Silver Shares with respect to the Arrangement.

34. Notice to the holders of Vizsla Silver Shares of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Arrangement, the fair value of their Vizsla Silver Shares shall be given by including information with respect to this right in the Circular to be sent to holders of Vizsla Silver Shares in accordance with this Interim Order.

APPLICATION FOR THE FINAL ORDER

35. Unless the directors of Vizsla Silver by resolution determine to terminate the Arrangement Agreement in accordance with its terms, upon the approval, with or without variation by the Vizsla Silver Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, the Petitioners may apply to this Court for, *inter alia*, an order (the "**Final Order**"):

    (a) pursuant to section 291(4)(c) of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the Vizsla Silver Shareholders; and

    (b) pursuant to section 291(4)(a) of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, and that the application for the Final Order (the "**Final Application**") be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on June 18, 2021 at 9:45 a.m., or as soon thereafter as the Court may direct or counsel for Vizsla Silver may be heard, and that Vizsla Silver be at liberty to proceed with the Final Application on that date.

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36. Any Vizsla Silver Shareholder, any director or auditor of Vizsla Silver, or any other interested party with leave of the Court desiring to support or oppose the application may appear and make submissions at the Final Application provided that such person must:

    (a) file a Response to Petition, in the form prescribed by the *Supreme Court Civil Rules*, together with any evidence or material which is to be presented to the Court at the hearing of the Final Application; and

    (b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Final Application, to the Petitioners' counsel at:

        Attention: Rajit Mittal.

    by or before 4:30 p.m. (Vancouver time) on June 16, 2021, or as the Court otherwise directs.

37. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Vizsla Silver and persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

38. Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings. In particular, service of the Liyanage Affidavit, and any additional affidavits as may be filed, is dispensed with.

39. If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date.

40. The Petitioners shall be entitled, at any time, to apply to vary this Order.

41. Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8) – (12) of the *Supreme Court Civil Rules* are dispensed for the purposes of any further application to be made pursuant to this Petition, including the Final Application and any application to vary this Interim Order.

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42. The Petitioners shall, and hereby do, have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for the Petitioner,
Vizsla Silver Corp.
Lawyer: **Rajit Mittal**

BY THE COURT

Registrar

CHECKED

8127036.1

SCHEDULE E

NOTICE OF HEARING OF PETITION

E - 1

No. _____________

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

VIZSLA SILVER CORP., ITS SHAREHOLDERS AND

VIZSLA COPPER CORP.

VIZSLA SILVER CORP.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	Vizsla Silver Corp. ("Vizsla Silver") shareholders (the "Vizsla Silver Shareholders")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Vizsla Silver in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto (the "BCBCA"), of an arrangement contemplated in an Arrangement Agreement dated April 19, 2021 with Vizsla Copper Corp. (the "SpinCo"), involving Vizsla Silver, the Vizsla Silver Shareholders and the SpinCo (the "Arrangement").

NOTICE IS FURTHER GIVEN that by an Interim Order made after Application pronounced by the Supreme Court of British Columbia on March 18, 2021 (the "Interim Order"), the Court has given directions as to the calling of a meeting (the "Meeting") of the registered Vizsla Silver Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") approving the Arrangement, declaring it to be fair and reasonable to the Vizsla Silver Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on June 18, 2021 at 9:45 a.m. (Vancouver time) or as soon thereafter as the Court may direct or counsel for Vizsla Silver may be heard.

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NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the Vizsla Silver Shareholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner's address for delivery, which is set out below, on or before 4:30 p.m. (Vancouver time) on June 16, 2021.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Vizsla Silver Shareholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Vizsla Silver Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner's address for delivery is:

Whitelaw Twining Law Corporation
2400‐200 Granville Street
Vancouver BC V6C 1S4

Attention: Rajit Mittal

It is anticipated that this Final Hearing will not be contentious and will take 20 minutes.

Dated: _______/May/2021

_________________________________
Signature of lawyer for the petitioner

Rajit Mittal

SCHEDULE F

DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent whenand as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent isbeing exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or ona resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections

(1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of whichthe notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority ofthe resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection

(1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases toapply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE G

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

CORPORATE STRUCTURE

SpinCo was incorporated under the BCBCA on December 28, 2017, as "NorthBase Resources Inc.". SpinCo changed its name to "Vizsla Copper Corp." on April 23, 2021. Its head office is located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7 and its registered and records office is located at 353 Water Street, Suite 401, Vancouver, British Columbia, Canada V6M 1A8.

SpinCo is currently a wholly-owned subsidiary of Vizsla. Vizsla acquired all of SpinCo's outstanding shares (9,100,001 shares) on January 16, 2019 pursuant to the terms of a share exchange agreement dated December 17, 2018. Following the Arrangement and distribution of the New Vizsla Shares and SpinCo Shares, SpinCo will no longer be a wholly-owned subsidiary of Vizsla and SpinCo will be owned by the SpinCo Shareholders, who are the current Vizsla Shareholders, and the subscribers to the SpinCo Financing.

DESCRIPTION OF THE BUSINESS

Overview

SpinCo is a wholly-owned subsidiary of Vizsla which was acquired in January 2019. Upon completion of the Arrangement, SpinCo will be a publicly traded exploration company focused on copper in British Columbia. SpinCo has a near term goal of raising capital through a private placement, listing its shares on the TSXV and completing the initial phases of the work programs in the Blueberry Technical Report and the Carruthers Pass Technical Report.

Prior to the completion of the Arrangement, SpinCo is not a reporting issuer and the SpinCo Shares are not listed on any stock exchange. Upon completion of the Arrangement, SpinCo expects that it will be a reporting issuer in each of the provinces and territories of Canada. The completion of the Arrangement is conditional upon the TSXV approving the listing of the SpinCo Shares. SpinCo Until the SpinCo Shares are listed for trading on the TSXV, shareholders may not be able to sell their SpinCo Shares. See "Risk Factors" in this Schedule G for more information.

SpinCo's Strategy

SpinCo's strategy is to focus on creating value for stakeholders through the development of its existing mineral properties for the purpose of mineral exploration and exploitation. At present, SpinCo is an exploration-stage company with no producing properties and consequently has no current operating income, cash flow or revenues. There is no assurance that a commercially viable mineral deposit exists on any of SpinCo's properties.

In addition to the exploration at the Blueberry Project and Carruthers Pass Property, SpinCo may evaluate other prospects worthy of exploration and development. The ability of SpinCo to do work in 2021 is contingent upon its ongoing ability to raise the capital required.

Blueberry Project

SpinCo owns a 100% interest in the Blueberry Project. The property lies in the Stikinia Terrane and on the Skeena Arch north of the Nechako Basin. The Skeena Arch transects central British Columbia and represents a long lived magmatic arc that has produced a diverse range of mineral deposits in a wide variety of geologic settings. It is some of the most richly endowed terrain in British Columbia and has been the site of mineral exploration since the late 19th century.

The type of deposit most likely to be located on the property is a porphyry copper system. Plutonic suite rocks of the type associated with the porphyry-style Berg Deposit, Huckleberry Mine (39 km away) and Ox Lake mineral occurrence, crop out to a limited extent in the south of the property.

In 2018 a stream sediment sampling survey and prospecting program was conducted over the extent of the Blueberry Project. This exploration program aimed to cover the full extent of the property's reservoir sediments to gain a greater understanding of potential copper mineralization over the property and vector in on areas for follow-up exploration. The author of the Blueberry Technical Report believes that the density of the sampling was appropriate for identifying metal grade anomalies but not for mineral resource estimation. This 2018 stream sediment program identified nine target areas based on anomalous copper and gold assays.

The author of the Blueberry Technical Report is of the opinion that the 2018 stream sediment program warrants follow-up exploration and has recommended a two-phase work program. SpinCo intends to carry out Phase 1 of the proposed work program in the second half of 2021.

Carruthers Pass Property

SpinCo has entered into the Carruthers Pass Option Agreement which gives SpinCo the option to acquire a 60% interest in the Carruthers Pass Property through the payment of cash, issuance of shares and carrying out exploration work. The Carruthers Pass property is situated on the eastern margin of the Stikine Terrane of north central British Columbia. This terrane is dominated by Triassic (Takla Group) and lesser late-Palaeozoic (Asitka Group) island arc volcanic strata and related sub-volcanic intrusions that form a broad north-westerly trending belt along the center of the province from southern British Columbia to the southwestern Yukon Territory.

The style of deposit being explored for on the Carruthers Pass Property is volcanogenic massive sulphide deposits (VMS) of the Besshi type hosted within the Dewar Formation. A massive sulphide boulder composed of pyrite, pyrrhotite, chalcopyrite and sphalerite has been observed on the property (a several tonne rock protruding from talus), and it typifies the main target of exploration at Carruthers Pass. Moderate to highly anomalous concentrations of copper, zinc, gold and silver have been returned from sampling the massive sulphide boulder. Exploration efforts are hampered by steep topography and a structurally complex geologic environment.

Phelps Dodge Corporation of Canada completed several exploration programs over the Carruthers Pass property during the period 1997 to 2000, including geological mapping, silt, soil and rock geochemical sampling, ground geophysics and drilling. Since the original Carruthers Pass claims were staked in 1997 through 2011 it is estimated that more than $1.3 million has been expended on exploration of the property.

The Carruthers Pass Technical Report indicates that the primary target of exploration is the mineralized horizon exposed above the Boulder Zone in the cliff face, and it recommends a Phase 1 program using a combination of geological mapping, surface geochemical sampling and geophysical surveys. This work would require the use of professional mountaineers capable of working in the hazardous conditions provided by the steep topography. The recommended program for Phase 2 includes a five hole diamond drilling program totalling 1,000 metres.

SpinCo intends to carry out Phase 1 of the proposed work program in the second half of 2021.

Principal Markets

As described more fully under "Description of the Business - Overview" above, SpinCo is an exploration stage company with no producing properties. SpinCo's principal goal is to become a producer of copper. There is a worldwide market for copper and other base and precious metals into which SpinCo could sell. As a result, SpinCo would not be dependent on a particular purchaser with regard to the sale of copper or other metals which it produces, if and when it reaches production.

Specialized Skills and Knowledge

Many aspects of SpinCo's business require specialized skill and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting. SpinCo retains executive officers and consultants with experience in mining, metallurgy, geology, exploration and development in Canada, as well as executive officers and consultants with relevant accounting experience. See "Directors and Executive Officers" for details as to the specific skills and knowledge of SpinCo's directors and management.

Competitive Conditions

Competition in the mineral exploration industry is intense. SpinCo competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

SpinCo will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for exploration and development projects. As a result of this competition, SpinCo may not be able to acquire or retain attractive properties in the future on terms it considers acceptable. The ability of SpinCo to acquire and retain mineral properties in the future will depend on its ability to operate and develop its existing properties and also on its ability to obtain additional financing to fund further exploration activities. SpinCo also competes with other mining companies for investment capital with which to fund such projects and for the recruitment and retention of qualified employees. See "Risk Factors".

Components

Over the past several years, increased mineral exploration activity on a global scale combined with the recent COVID-19 pandemic has made some services difficult to procure, particularly skilled and experienced contract drilling personnel. It is possible that delays or increased costs may be experienced in order to proceed with drilling activities in the near future. Such delays could significantly affect SpinCo if, for example, commodity prices fall significantly, thereby reducing the opportunity SpinCo may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that SpinCo waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs.

Business Cycles

SpinCo's business, at its current exploration and development phase, is cyclical. Exploration activities cannot be conducted year-round at either the Blueberry Project or the Carruthers Pass Property. See "Risk Factors".

Environmental Protection and Social Policies

All aspects of SpinCo's field operations will be subject to environmental regulations and generally will require approval by appropriate regulatory authorities prior to commencement. Any failure to comply could result in fines and penalties. SpinCo's operations are presently primarily focused in British Columbia and are subject to national and local laws and regulations. Specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operation stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.

Given that SpinCo's projects are still at the exploration stage, the financial and operational impact of environmental protection requirements is minimal. Should any of the SpinCo's projects advance to the production stage, then more time and money would be involved in satisfying environmental protection requirements.

SpinCo will be committed to meeting industry standards in each jurisdiction in which it operates with respect to human rights and health and safety policies. Management, employees and contractors will be governed by and required to comply with the policies of SpinCo in force from time to time, as well as all applicable legislations and regulations. It will be the primary responsibility of the managers, supervisors and other senior SpinCo field staff to oversee safe work practices and ensure that rules, regulations, policies and procedures are being followed. SpinCo will establish roles and responsibilities to facilitate effective management of this policy throughout the organization.

Employees

SpinCo currently has no employees. On the Effective Date, SpinCo expects to have four employees.

MINERAL PROJECTS

Following the Arrangement, both the Blueberry Project and the Carruthers Pass Property will be SpinCo's material properties for the purposes of NI 43-101.

Blueberry Project

The following disclosure regarding the Blueberry Project is derived from the Blueberry Technical Report and is subject to all of the assumptions, information and qualifications set forth therein.

Location and Title

The Blueberry Project is located approximately 60 kilometres southwest of the town of Houston, British Columbia. The property falls within the jurisdiction of the Omineca Mining Division. The property is located on the western margin of the Nechako Plateau, the northernmost subdivision of the Interior Plateau. The average elevation of the claim area is 905 metres above mean sea level. The topography of the Blueberry area is relatively flat but with approximately 550 metres of elevation gain to the south of the Morice River.

The Blueberry Project consists of 23 claims totaling 20,265.13 hectares which are 100% owned by SpinCo. All claims are on Crown Land and administered by the Government of British Columbia's Mineral Titles Online system. The claims currently have protected status until December 31, 2021, due to the COVID-19 pandemic.

Vizsla Silver acquired its interest in the Blueberry Project when it acquired SpinCo (formerly NorthBase Resources Ltd.) on January 16, 2019.

Accessibility, Climate and Infrastructure

The Blueberry Project is accessible via the Morice River Forest service and Morice West Forest Service roads which provide central access to the claim area, located along the Morice River. These roads are well maintained to support local logging operations; however, many secondary roads have been deactivated. These roads are accessible by ATV allowing comprehensive access of the property.

During January and February 2020, traffic on Morice West Forest Service road was temporarily disrupted for a period during a dispute between several Wet'suwet'en hereditary chiefs and Coastal GasLink over the construction of the Coastal GasLink project in northern B.C. This disruption occurred during in winter, so no exploration activities were affected.

The second closest town is Smithers, British Columbia, which is a hub for the mining and forestry industries in northern British Columbia. Mining and exploration personnel and services are readily available including helicopter support, drilling, expediting, heavy equipment, drill pad and camp construction companies in addition to the Smithers Branch of the Ministry of Energy and Mines. There are daily commercial flights to Smithers from Vancouver.

The climate of the Blueberry area is a humid continental climate with mild summers and cold winters and typical of the Northern interior of British Columbia. Sub-zero temperatures occur between October and April and high temperatures are expected during June to August. The variation in temperatures throughout the year is 23.8 °C.

Given the high snowfall during the winter months, exploration is typically restricted to the summer season.

This area is highly vegetated with abundant devil's club and other West Coast underbrush, and also with spruce, pine and fir forests. Much of the claimed area has been the target of logging production and has since been replanted. Fauna in the area include deer, moose, mountain goats, as well as black bears, grizzly bears, wolves, coyotes and wolverines representing carnivorous animals.

Geological Setting and Deposit Type

The property lies in the Stikinia Terrane and on the Skeena Arch north of the Nechako Basin. The Skeena Arch transects central British Columbia and represents a long lived magmatic arc that has produced a diverse range of mineral deposits in a wide variety of geologic settings. It is some of the most richly endowed terrain in British Columbia and has been the site of mineral exploration since the late 19th century.

The type of deposit most likely to be located on the property is a porphyry copper system. Plutonic suite rocks of the type associated with the porphyry-style Berg Deposit, Huckleberry Mine (39 km away) and Ox Lake mineral occurrence, crop out to a limited extent in the south of the property.

Porphyry deposits are the world's most important source of copper and molybdenum and can be major sources of gold and silver as well. Porphyries account for about 50 to 60% of world copper production and more than 95% of world molybdenum production. These deposits are large, low- to medium-grade deposits, characterized by structurally controlled primary sulphide mineralization related to felsic and/or intermediate porphyritic intrusions. Their large size, as well as their structural features and characteristic alteration systems distinguish them from other hydrothermal alteration-related mineral deposit types. Geographically, porphyry deposits occur throughout the world in narrow, but extensive linear metallogenic provinces and are predominantly associated with Mesozoic to Cenozoic orogenic belts, like the Western Cordillera of North America. Although there are examples of porphyries throughout earth's history, from Archean to present, the vast majority of economic deposits are Jurassic aged or younger.

Limited historical exploration has been carried out on the property and this has been hampered by poor outcrop exposure. Regional and adjacent property exploration, notably the Stars property, provides an understanding of the structural geological and stratigraphic framework within the Skeena Arch.

Historical Exploration

Despite active prospecting and mineral exploration in the vicinity of the Smithers-Telkwa and Houston areas since the early 1900s, there is very limited data available for the Blueberry Project. This area has had historical regional studies carried out on it by the BC Geological Survey, however, it has been overlooked in smaller-scale field studies.

In 2018 a crew of four workers was deployed to conduct a stream sediment sampling survey and prospecting program over the extent of the Blueberry Project. This exploration program aimed to cover the full extent of the property's reservoir sediments to gain a greater understanding of potential copper mineralization over the property and vector in on areas for follow-up exploration. The author of the Blueberry Technical Report believes that the density of the sampling was appropriate for identifying metal grade anomalies but not for mineral resource estimation. Incorporating watershed and structural context, the 2018 stream sediment program identified nine target areas based on anomalous copper and gold assays, as identified in the following figures:

Figure 9-4: 2018 Stream Sediment Assay Highlights and Watershed Pattern (Source: Longford Exploration)

Northbase Resources
Blueberry Project
Au, Ag, Zn, Cu Stream Sediment Assay Results on Watershed
Drawn By: Matt K.
NTS 50K: 093L03
January 4, 2019
NAD83
EPSG 26909
Scale: 1:125,000
605,000mE
610,000mE
615,000mE
620,000mE
625,000mE
6,015,000mN
6,010,000mN
6,005,000mN
6,000,000mN
5,995,000mN
5,990,000mN
39.7 ppm
64.6 ppm
25.2 ppb
31.7 ppm
47.4 ppm
198.8 ppm
144 ppb
151.3 ppm
33.4 ppm
222.6 ppm
49.2 ppm
51.8 ppm
34.6 ppm
Blueberry Property Outline
Au in Sediment (ppb)
10 - 25
25 - 144
Ag in Sediment (ppb)
250 - 500
500 - 890
Zn in Sediment (ppm)
100 - 150
150 - 228
Cu in Sediment (ppm)
25 - 30
30 - 64.6
0 1 2 3 4 5 km
www.longfordex.com
LONGFORD EXPLORATION

Mineral Resource Estimates

No Mineral Resources are reported for the Blueberry Project.

Sampling, Analysis and Data Verification

In regards to the 2018 stream sediment program, multiple locations were sampled along each drainage at each station with the top 3 cm of sediment being discarded to reduce potential contamination. Samples were sieved in the field and placed into a sample bag with the sample name, position, elevation, flow rate, clast size, clast shape, channel width (m), sieve size (mm) and potential anthropogenic contamination recorded. Analysis was conducted using both inductively coupled plasma mass spectrometry (ICP-MS) and handheld Field X-Ray Fluorescence (XRF).

The sampling process was done following a strict QA/QC protocol with careful handling of the samples in every stage of collection and processing. Samples were collected using HUBCO sentry sample bags (10" x 17") and excess water was drained. Additional sample drying was carried out at the laboratory before the fines were collected and assayed.

AQ252 30 g ICP-MS and a SS80 (80 mesh sieve) preparation was chosen as the assay and preparation method and was carried out by the Bureau Veritas Laboratory in Vancouver (ISO/IEC 17025:2005 and ISO9001:2015). The samples were expedited to Vancouver for processing from Smithers, BC, where they were arranged and shrink-wrapped onto a pallet for shipping.

The author of the Blueberry Technical Report replotted the 2018 stream sediment sampling data and independently downloaded NASA's Shuttle Radar Topography Mission (SRTM) data and built a digital terrain model covering the area of the property. Certain stream sediment sample locations reported elevations that are anomalously higher than the digital terrain model and should be corrected during the next phase of the project. The author of the Blueberry Technical Report noted bias between the ICP-MS and XRF analysis, which the author states is not unexpected and which is attributed to the use of a portable XRF instrument reading from field materials that have not been homogenized.

The author of the Blueberry Technical Report believes that the sampling procedures were appropriate and industry-standard for stream sediment sampling on the property, and that the 2018 QA/QC data is reasonable and similar submission rates should be employed in future work on the property.

Conclusion and Recommendation

The author of the Blueberry Technical Report is of the opinion that the 2018 stream sediment program warrants follow-up exploration and has recommended a two-phase work program.

As outlined in the following table, Phase 1 should consist of geologic and structural mapping, prospecting, and soil sampling to test the highest-ranking target areas and investigate the extent of the Bulkley Plutonic Suite rocks in the south of the property. Geophysics may also be implemented to further define zones of high priority (and delineate plutonic intrusives). Contingent on defining coherent areas of mineralization, diamond drilling can be carried out in Phase 2:

Phase	Description	Estimated Cost
Phase 1	Geologic and Structural Mapping, Prospecting, Soil Sampling
	6 months, 4-person crew (1 Project Management, 2 Geologists, 1 Helper)	$100,000
	Interpretation of Results - 14 days	$20,000
	Anomaly Follow Up (contingent on results from Phase 1)

Phase	Description	Estimated Cost
	1,000 metres of trenching	$160,000
TOTAL PHASE 1		$280,000
Phase 2	1,500 metres of diamond drilling to test geophysical, geochemical and mapping targets	$450,000
TOTAL		$730,000

SpinCo intends to commence Phase 1 of the proposed work program in the second half of 2021.

Carruthers Pass Property

The following disclosure regarding the Carruthers Pass Property is derived from the Carruthers Pass Technical Report and is subject to all of the assumptions, information and qualifications set forth therein.

The author of the Carruthers Pass Technical Report was involved with several of the exploration programs that have been undertaken on the Carruthers Pass Property, including managing activities for Phelps Dodge Corporation of Canada, Limited in 2000, for Hawthorne Gold Corp. in 2006 and for La Quinta Resources Corporation during the 2011 field program from August 18 to September 13, 2011.

Location and Title

The Carruthers Pass property is located in the Omineca Mining Division of north-central British Columbia, approximately 200 kilometres northeast of Smithers and 70 kilometres south of the Kemess gold-copper mine. The property covers a small, isolated group of peaks and the lower elevation terrain connecting them north of Carruthers Pass, bounded by the Osilinka Ranges to the northeast and the Sikanni Range to the southwest. Quenada Creek flows along the eastern, southern and western sides of the property and, along with the drainages on the northern side of the property, flow into the Asitka River, which in turn is a tributary, via the Sustut River, of the Skeena River:

The property consists of eight contiguous mineral claims totalling 120 units, or 3,250 hectares located on National Topographic System map-sheet 094D039 between the latitudes of 56 degrees 20 minutes and 56 degrees 25 minutes North, and longitudes of 126 degrees 15 minutes and 126 degrees 22 minutes West.

The claims are registered in the name of Cariboo Rose Resources Ltd. (Cariboo Rose). Cariboo Rose acquired the mineral claims from Freeport-McMoran of Canada Limited (FMC) (previously Phelps Dodge Corporation of Canada, Ltd.) in 2006.

On February 17, 2021 SpinCo optioned the property from Cariboo Rose. Under the terms of this agreement SpinCo may acquire up to 60% of the Carruthers Pass Property by incurring certain levels of expenditures and making the following payments and share issuances:

Payment Period	Expenditures	Cash Payment	Share Issuance
Effective Date	-	$20,000	-
(February 17, 2021)
First Anniversary of	$100,00	$20,000	$10,000
Effective Date
Second Anniversary	$300,000	$40,000	$35,000
of Effective Date
Third Anniversary of	$600,000	$75,000	$40,000
Effective Date
Fourth Anniversary of	$1,000,000	$110,000	$75,000
Effective Date
Fifth Anniversary of	$1,000,000	$135,000	$90,000
Effective Date
TOTAL	$3,000,000	$400,000	$250,000

The number of SpinCo shares to be issued on an anniversary date is to be determined at a price equal to the ten day volume weighted average trading price of the SpinCo shares prior to any proposed issuance. (Source: Property Option Agreement dated February 17, 2021 between SpinCo and Cariboo Rose Resources Ltd.)

Royalties and Other Rights

A 2.5% net smelter returns royalty on the Carruthers Pass Property was granted to FMC. Franco Nevada Corporation recently acquired certain royalties from FMC, including the 2.5% net smelter returns royalty on Carruthers Pass. The net smelter returns royalty may be reduced to 1% by the payment of $1,500,000.

Accessibility, Climate and Infrastructure

Access to the Carruthers Pass Property is by helicopter, there currently is no road access. The Omineca mining road is located 29 kilometres to the east-northeast of the property while the Forest Service Road network extending north along Takla Lake reaches within 35 kilometres to the southwest of the property. Permanent helicopter bases exist at Smithers, approximately 200 kilometres to the southwest; at Fort St. James, approximately 230 kilometres to the southsoutheast; at Mackenzie, 220 kilometres to the southeast; and at Prince George, approximately 336 kilometres to the south-southeast. The closest maintained airstrip is at the Kemess Mine 70 kilometres to the north. Seasonal helicopters have at various times in the past been based at Johansen Lake on the Omineca mining road and at the Kemess airstrip. Supplies and fuel are commonly sourced in Fort St. James or Prince George and trucked north to Johansen Lake via the Omineca Mine Access Road.

The Carruthers Pass Property has a temperate continental climate with moderate summers and cold winters. Snowfall accumulation in this part of the province is often in the range of one to two metres depth, with more to be expected in alpine areas. Surface exploration work on the Carruthers Pass Property is best carried out between early July and late September. The rugged nature of this landscape with its numerous broad, subsidiary valleys separating higher mountainous regions offers many options for the construction of surface facilities and tailings impoundment sites, and there are numerous sources of water readily available. The property is located within 29 kilometers of the industrial electric power line that was established to connect the Kemess Mine to the Peace River power grid.

Geological Setting and Deposit Type

The Carruthers Pass Property is situated on the eastern margin of the Stikine Terrane of north central British Columbia. This terrane is dominated by Triassic (Takla Group) and lesser late-Palaeozoic (Asitka Group) island arc volcanic strata and related sub-volcanic intrusions that form a broad north-westerly trending belt along the center of the province from southern British Columbia to the southwestern Yukon Territory. This belt is often referred to as the "Intermontane Belt "of the Canadian Cordillera.

Volcanogenic massive sulphide deposits (VMS) of the Besshi type hosted within the Dewar Formation is the style of deposit being explored for on the Carruthers Pass Property. Mineralization on the Carruthers Pass Property consists of localized massive, laminated, stringers and disseminations of chalcopyrite, sphalerite, pyrite and pyrrhotite sulphides hosted within siltstone and mudstone. These sulphides commonly occur as disseminations, fracture fillings and as laminations along bedding plane in sedimentary rocks and occasionally in volcanic rocks.

The Dewar Formation at the Carruthers Pass Property is comprised of thin to thick interbedded volcanic sandstone, siltstone and shale with local interbeds of mudstone, conglomerate, volcanic tuff or limestone. Interbeds range from 15 centimetres to many meters in thickness. Siltstone, shale and sandstone appear interbedded at almost all locations noted on the property. Mappable rock unit divisions have been made based on the dominant lithology in outcrop; pyritic shale with interbeds of siltstone/sandstone or siltstone/sandstone with interbedded pyritic shale.

A massive sulphide boulder composed of pyrite, pyrrhotite, chalcopyrite and sphalerite has been observed on the property (a several tonne rock protruding from talus), and it typifies the main target of exploration at Carruthers Pass. Moderate to highly anomalous concentrations of copper, zinc, gold and silver have been returned from sampling the massive sulphide boulder.

The meta-volcanic and meta-sedimentary rocks of the Carruthers Pass property create topography of precipitous scarp faces and extensive talus slopes. Elevations range from a high of 2,084 metres (6,835 feet) to a low of 1,370 metres (4,494 feet). Tree-line is at approximately 1,500 to 1,600 meters elevation. Extensive deposits of glacial till and fluvial glacial-outwash mantle the valley sides and bottom, disrupting the drainage patterns. Exploration efforts are hampered by steep topography and a structurally complex geologic environment.

Historical Exploration and Drilling

Phelps Dodge Corporation of Canada, Limited completed several exploration programs over the Carruthers Pass property during the period 1997 to 2000, including geological mapping, silt, soil and rock geochemical sampling, ground geophysics and drilling.

Since the original Carruthers Pass claims were staked in 1997 through 2011 it is estimated that more than $1.3 million has been expended on exploration of the property as detailed below:

Year	Company	Type of Exploration	Expenditures
1997	Phelps Dodge	Prospecting, Geochemistry	$63,650
1998	Phelps Dodge	Geochemistry, Geology	$109,600
2000	Phelps Dodge	Drilling	$160,134
2003	Wildrose Resources	Prospecting and Sampling	$90,323
2004	Maxtech Ventures	Airborne Survey	$101,490

Year	Company	Type of Exploration	Expenditures
2005	Maxtech Ventures	Drilling	$185,357
2006	Hawthorne Gold	Geological Mapping, Geochemistry	$122,908
2008	Hawthorne Gold	Cliff mapping, sampling	$49,289
2011	La Quinta	Drilling, down hole geophysics	$429,724
		TOTAL	$1,312,475

Exploration work at the property between 2003 and 2011 included a small prospecting and sampling program on the property, a helicopter airborne survey, a three hole, 408.5 metre diamond drill program, a detailed geological mapping, geochemical sampling and magnetic geophysics surveys, a rock sampling program along the cliffs immediately above the boulder zone using technical mountain climbers, a four hole 792.1 metre diamond drill program and a surface and downhole induced polarization geophysical exploration program. Results from the exploration programs to date have indicated that massive sulphide mineralization hosting high levels of copper, zinc and gold occurs on the property within a favourable pyritic shale/siltstone stratigraphic unit.

The following table details the location and orientation of all drill holes completed on the Carruthers Pass Property:

Operator	Hole ID	UTM East	UTM North	Azim (T)	dip	Depth (m)
Phelps Dodge	295-1	667333	6250768	0	-55	177.7
Phelps Dodge	295-2	667337	6250773	290	-60	173.4
Phelps Dodge	295-3	667337	6250773	325	-60	155.4
Phelps Dodge	295-4	667181	6250562	300	-55	115.5
Phelps Dodge	295-5	667181	6250562	300	-70	131.1
Phelps Dodge	295-6	667315	6250100	300	-50	236.2
Maxtech	05-01	667239	6250881	318	-70	94.5
Maxtech	05-02	668036	6251183	23	-55	24.4
Maxtech	05-03	668063	6251528	261	-55	137.2
Maxtech	05-04	667262	6251333	325	-70	152.4
La Quinta	CAR11-11	667184	6250967	160	-45	91.4
La Quinta	CAR11-12	667057	6251066	160	-60	198.3
La Quinta	CAR11-13	667410	6250866	260	-70	274.5
La Quinta	CAR11-14	667410	6250866	260	-50	228.8
TOTAL (metres)						2,190.8

In 2011, a drill hole (CAR11-11) was drilled into the massive sulphide boulder that constitutes the Boulder Zone to determine if the large rock was in-situ. A drill pad was constructed immediately over the approximate 3 metre by 5 metre boulder. One hole was drilled at an angle of -800 directly into the boulder to anchor the drill. Massive sulphide core was collected from this anchor hole. The drill was then oriented at a dip of -450 angled towards 1600 azimuth and drilled to a depth of 91.4 metres. This hole, labelled CAR11-11, intersected massive sulphide from 0 to 6.2 metres, unconsolidated talus material to 18.3 metres and mudstone with local augite porphyry dykes to the end of the hole at 91.4 metres. The table below (La Quinta News Release Oct 26, 2011) summarizes the results of sampling core from this drill hole:

Sample No.	Interval, m (adjusted)	Sample	Au g/t	Ag g/t	Cu %	Zn%
CAR11-CAR-1	0 - 1.03	Massive pyrite w/ chalcopyrite	2.44	129	3.2	3.9
CAR11-CAR-2	1.03 - 1.32	Massive pyrite w/ chalcopyrite	2.97	194	6.19	4.81
CAR11-CAR-3	1.32 - 1.76	Massive pyrite w/ chalcopyrite	1.89	268	13.8	5.93
CAR11-CAR-4	1.76 - 2.79	Massive pyrite w/ chalcopyrite	1.83	133	4.05	4.93
CAR11-CAR-5	2.79 - 3.38	Massive pyrite w/ chalcopyrite	1.64	182	5.06	5.85
CAR11-CAR-6	3.38 - 4.7	Gabbro, Footwall	0.036	2	0.099	0.136

No exploration work has been conducted at Carruthers Pass since 2011.

Mineral Resource Estimates

No Mineral Resources are reported for the Carruthers Pass Property.

Sampling, Analysis and Data Verification

In the opinion of the author of the Carruthers Pass Technical Report, the sampling and analysis procedures used for the 2011 exploration and drilling program were adequate to ensure security and integrity of the samples and that the analytical technique is appropriate for the deposit type sought at the Carruthers Pass Property.

The author also believes that the exploration programs conducted historically by Phelps Dodge, Wildrose, Max Tech, Hawthorne and La Quinta were professionally managed and the programs conducted according to accepted industry standards including acceptable verification of results. A review of analytical certificates provided by laboratories such as Acme Analytical Labs and ALS Minerals indicate that results reported are within generally accepted ranges anticipated for the style and intensity of mineralization observed on the property.

The author verified the data from the 2000 drill program, the 2006 sampling and mapping program and the 2011 drill campaign. Results reported from these programs compare positively with the analytical certificates. During the 2011 exploration program, adequate quality control and chain of custody measures were implemented for the level of exploration being conducted on the Carruthers Pass Property. No blanks, standards or certified reference material were inserted in the sample stream by the operator, however the laboratory systematically used standard reference material and duplicates in the sample stream. More rigorous check procedures including type matched standards would be recommended for larger sampling programs.

The author visited the Carruthers Pass Property on April 11, 2021 at which time there was an estimated four metres of snow covering the property. There were no material changes to the property since the previous visit in 2011.

Conclusion and Recommendation

The author of the Carruthers Pass Technical Report recommends that further exploration for volcanic hosted massive sulphide style mineralization be conducted at Carruthers Pass. The primary target of exploration is the mineralized horizon exposed above the Boulder Zone in the cliff face. Principal methods for tracing this horizon would use a combination of geological mapping, surface geochemical sampling and geophysical surveys. Contingent on favourable results from these surveys diamond drilling would be warranted. Sufficient induced polarization (IP) ground surveys should be conducted as near as perpendicular to the stratigraphy as the topography allows. Results from this survey would then be used to undertake an extensive drill program focused on tracing the mineralized horizon.

A program of mapping and rock sampling in the vicinity of the geophysical and geochemical anomalies identified from previous programs should be undertaken in an effort to determine the extent of additional massive sulphide horizons. In particular, the gossan identified by Kalhert (2008) should be further examined, as should the geochemical anomalies identified in the Northwest grid area. Thorough mapping and sampling of the favourable horizon is necessary to determine the source for the massive sulphide that may have come from a lens or bed within the pyritic siltstone/shale stratigraphy. This work would require the use of professional mountaineers capable of working in the hazardous conditions provided by the steep topography.

It is estimated that the cost to undertake the geological, geochemical and geophysical assessment of specific target areas on the Carruthers Pass Property would be $295,000. Given favourable results from the Phase 1 exploration program, further diamond drilling is warranted to follow up on positive results returned from previous exploration campaigns. It is estimated that a five hole drill program totalling 1,000 metres would cost approximately $450,000. Details for the proposed exploration programs are outlined in the following tables:

Phase 1 - Geology, Geochemistry and Geophysics - Estimated Cost
Category	Detail	Estimated Cost
Geological Mapping	Geologist and Assistant	$31,500
Geochemistry	Two Geotechnicians	$21,000
Geophysics - IP	15 km at $2,750/km	$41,250
Accommodation	$260 per person per day	$23,840
and Board
Equipment rental	Generator, Radios and Communications	$10,000
Field Supplies	Consumables	$2,000
Transportation	Trucking of Equipment and Personnel	$10,800
Helicopter Support		$113,400
Camp Equipment and Supplies	Tents, kitchen, dry	$26,000
Analyses	200 samples @ $35	$7,000
Contingency		$8,210

Phase 1 - Geology, Geochemistry and Geophysics - Estimated Cost
Category	Detail	Estimated Cost
Total Geology, Geochemistry, Geophysics		$295,000

Phase 2 - Diamond Drilling - Estimated Cost
Category	Detail	Estimated Cost
Diamond Drilling	1,000 metres	$ 150,000
Drill Pad Preparation	Five Sites	$22,000
Helicopter Support	Dill and Crew Changes	$110,000
Labour	Geologist, Geotechnician, Pad builders and Camp Manager	$45,000
Accommodation and Board	$260 per person per day	$43,680
Transportation	Equipment, Supplies and Personnel	$20,000
Equipment Rental	Generator, Radios and Communications	$6,000
Field Supplies	Consumables	$5,000
Reclamation	Reclaim Drill Sites	$5,000
Analyses	700 samples @ $35	$24,500
Contingency		$20,000
Total Drill Budget		$451,180

SpinCo intends to commence Phase 1 of the proposed work program in the second half of 2021.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

The costs relating to the Arrangement, including, without limitation, financial advisory, accounting and legal fees, will be borne by SpinCo. To the extent Arrangement expenses have been incurred to date, such expenses have been paid by Vizsla by way of advancing funds on SpinCo's behalf. SpinCo estimates the expenses for the Arrangement and SpinCo Financing expenses to be approximately $300,000. Any funds advanced by Vizsla will be repaid from funds from the SpinCo Financing which is expected to be completed simultaneously with the closing of the Arrangement. However, if required to comply with TSXV initial listing requirements, Vizsla and SpinCo may convert any advanced funds into a working capital injection from Vizsla to SpinCo, without any reduction in the number or proportion of SpinCo Shares distributed to Vizsla Shareholders under the Arrangement.

Following completion of the Arrangement and the SpinCo Financing, SpinCo will have approximately $3.08 million of estimated funds available, comprised of the following:

Available Proceeds	($)
SpinCo Financing	3,500,000
Arrangement Expenses and Issuance Costs	(300,000)
Option Payment under Carruthers Pass Option Agreement	(20,000)
Approximate working capital as at May 31, 2021	(95,492)
Total	3,084,508

Principal Purposes

The following table summarizes the expenditures anticipated by SpinCo required to achieve its business objectives during the 12 months following completion of the Arrangement, assuming that SpinCo raises $3,500,000 in the SpinCo Financing:

Principal Purpose	($)
Blueberry Project - Phase 1 Program	280,000
Carruthers Pass Property - Phase 1 Program	295,000
Carruthers Pass Option Payment - February 2022	20,000
General and administrative costs for next 12 months	1,675,000
Unallocated working capital	814,508
Total	3,084,508

SpinCo intends to spend the funds available to it as stated in the table above and intends to arrange for a future financing when additional funds are required. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for SpinCo to achieve its objectives or to pursue other opportunities that management believes are in the interests of SpinCo. See "Risk Factors" in this Schedule G.

Business Objectives and Milestones

At present, SpinCo is an exploration-stage company with no producing properties and consequently has no current operating income, cash flow or revenues. There is no assurance that a commercially viable mineral deposit exists on any of SpinCo's properties. SpinCo's goals include exploration with the objective of establishing mineral resources, advancing the Blueberry Project and making a determination whether to exercise the Carruthers Pass Option.

DIVIDENDS OR DISTRIBUTIONS

SpinCo has not paid dividends since its incorporation. SpinCo currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

SUMMARY HISTORICAL AND CONSOLIDATED FINANCIAL INFORMATION

Cautionary Note

The historical carve-out financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or the financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor do they purport to project the results of operations or financial position for any future period or as of any future date.

Included as Schedule H to this Circular are the carve-out financial statements of the SpinCo, which holds the Blueberry Project, consisting of: (A) the statements of financial position as at January 31, 2021, April 30, 2020, and April 30, 2019, (B) the statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the nine months ended January 31, 2021, the year ended April 30, 2020 and the period from January 16, 2019 to April 30, 2019, and (C) the notes thereto.

Annual and Interim Management's Discussion and Analysis

The carve-out MD&A for the nine months ended January 31, 2021, the year ended April 30, 2020 and the period from acquisition (January 16, 2019) to April 30, 2019 are attached as Schedules H to this Circular. The attached carve-out annual MD&A, and carve-out interim MD&A should be read in conjunction with corresponding annual and interim carve-out financial statements of SpinCo, together with the notes thereto.

SpinCo Selected Pro Forma Financial Information

The following table sets out selected pro forma financial information in respect of SpinCo as at January 31, 2021, as if the Arrangement had been on that date and should be considered in conjunction with the more complete information contained in the pro forma balance sheet of SpinCo appended as Schedule I to this Circular.

January 31, 2021 ($)
Mineral Properties	1,477,886
Total Liabilities	370,492
Net Loss	(5,000)

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

SpinCo is authorized to issue an unlimited number of common shares with no par value. As at the date of this Circular, 9,100,001 SpinCo Shares are issued and outstanding.

SpinCo Shares

SpinCo shareholders are entitled to receive notice of and to attend and vote at all meetings of SpinCo shareholders and each of the SpinCo Shares confers the right to one vote in person or by proxy at all meetings of SpinCo Shareholders. SpinCo Shareholders are entitled to receive such dividends in any financial year as the SpinCo Board and SpinCo Shareholders may by resolution determine. The capital and assets of SpinCo on a winding-up or other return of capital will be applied in repaying to SpinCo Shareholders the amounts paid up or credited as paid up on their SpinCo Shares and subject thereto will belong to and be distributed accordingly to the number of such SpinCo Shares held by them respectively. The SpinCo Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. When fully paid, the SpinCo Shares will not be liable to further call or assessment.

Securities to Purchase/Acquire SpinCo Shares

SpinCo does not have any warrants outstanding. After completion of the Arrangement, each Vizsla Warrantholder will receive, upon exercise of a Vizsla Warrant, one New Vizsla Share and 1/3 of a SpinCo Share. SpinCo has agreed to issue as many SpinCo Shares as may be required to satisfy the foregoing. Vizsla will, as agent for SpinCo, collect and pay to SpinCo an amount for each 1/3 of a SpinCo Share.

As of the date of this Circular, there are no stock options of SpinCo ("SpinCo Options") outstanding.

SpinCo Financing

SpinCo intends to complete the SpinCo Financing to raise approximately $3,500,000, or such other amount as the SpinCo Board may determine on terms acceptable to SpinCo in order to allow SpinCo to satisfy the initial listing requirements of the TSXV. The SpinCo Financing will be carried out as an "Arm's Length Financing" under TSXV Policy 2.1, and as such no more than 25% of the proceeds will be obtained from "Non-Arm's Length Parties".

SpinCo Stock Option Plan

The following is a summary of certain material terms of the SpinCo Option Plan and is qualified in its entirety by the full text of the SpinCo Stock Option Plan, a copy of which is attached as Schedule J to this Circular. The SpinCo Stock Option Plan will be administered by the SpinCo Board. Pursuant to the SpinCo Stock Option Plan, SpinCo may issue a rolling number of SpinCo Options equal to 10% of the issued and outstanding common shares of SpinCo from time to time. As of the date of the Effective Date, SpinCo expects to be eligible to grant approximately 5 million options under the SpinCo Option Plan.

The purpose of the Stock Option Plan is to provide SpinCo with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incentivize such individuals to contribute toward SpinCo's long-term goals, and to encourage such individuals to acquire SpinCo Shares as long term investments.

The following is a summary of key elements of the SpinCo Option Plan:

• the SpinCo Option Plan is administered by the SpinCo Board which maintains general authority over the plan and options (including amendments), subject to the rules of the TSXV;

• eligible participants in the SpinCo Option Plan include executives, employees and consultants of SpinCo or its subsidiaries;

• the maximum number of SpinCo Options which may be granted to any one holder under the SpinCo Option Plan within any 12 month period will be 5% of the outstanding shares, unless SpinCo obtains disinterested shareholder approval;

• the maximum number of SpinCo Options which may be granted to insiders within any 12 month period must not exceed 10% of the outstanding shares (including any SpinCo Options which are granted and exercised within that 12 month period), unless SpinCo obtains disinterested shareholder approval;

• SpinCo Options may have a term not exceeding 10 years;

• the maximum number of SpinCo Options which may be granted within any 12 month period to (i) any one consultant, or (ii) employees or consultants engaged in investor relations activities, in each case must not exceed 2% of the outstanding shares. SpinCo Options granted to employees or consultants engaged in investor relations activities must vest in stages over 12 months with no more than 25% of the SpinCo Options vesting in any three month period;

• subject to TSXV rules, the exercise price for SpinCo Options may not be less than the closing trading price of the SpinCo Shares on the day immediately preceding the grant date;

• for options held by executives who cease to hold such position other than by reason of death or disability, the expiry date will be the 30th day following the date the holder ceases to hold such position, unless otherwise determined by the SpinCo Board and expressly provided for in the option certificate. If the holder ceases to hold such position as a result of (i) ceasing to meet the corporate law qualifications of the position previously held, (ii) having been removed by such position by a special resolution of shareholders, or (iii) a regulatory authority order, the SpinCo Option held by such executive will expire on the date such holder ceases to hold such position;

• for options held by employees or consultants who cease to hold such position other than by reason of death or disability, the expiry date will be the 30th day following the date the holder ceases to hold such position, unless otherwise determined by the SpinCo Board and expressly provided for in the option certificate. If such holder ceases to hold such position as a result of (i) termination for cause, (ii) resignation, (iii) a regulatory authority order, the SpinCo Option held by such employee or consultant will expire on the date such holder ceases to hold such position;

• the vesting schedule for a SpinCo Option, if any, will be determined by the SpinCo Board and will be set out in the applicable option certificate;

• notwithstanding any vesting schedule, options will cease to vest immediately if the employment, engagement or directorship of an option holder is terminated for any reason, and such holder may only exercise such number of options that are vested as at the date of termination; and

• the SpinCo Board may elect, at any time, to accelerate the vesting schedule of one or more SpinCo Options, including in the case of a change of control. A change of control under the SpinCo Option Plan includes (i) the proposed dissolution, liquidation or wind-up of SpinCo, (ii) a proposed merger or arrangement following which SpinCo shareholders are expected to hold less than a majority of the outstanding shares of the surviving corporation, (iii) the proposed acquisition of all or substantially all of SpinCo's outstanding shares or the creation of a new control person, (iv) the election of a majority of directors at a meeting of shareholders who are not management nominees, (v) the proposed sale or other disposition of all or substantially all of SpinCo's assets, and (vi) a proposed material alteration of SpinCo's capital structure which makes it impractical to maintain the SpinCo Option Plan;

• subject to the approval of the TSXV, in the case of a change of control the SpinCo Board may, without the consent of option holders cause all or a portion of any of options to terminate or be exchanged for options of another corporation upon the occurrence of a change of control in such ratio and at such exercise price as the SpinCo Board deems appropriate, acting reasonably;

• except in the case of death or disability, SpinCo Options are non-assignable and non-transferable; and

• the SpinCo Option Plan contains provisions for the adjustment of option terms in the event of a capital alteration.

STOCK EXCHANGE LISTING

SpinCo is not currently listed on any stock exchange and there is currently no trading market for SpinCo Shares. SpinCo has applied to list the SpinCo Shares on the TSXV and intends to use commercially reasonable efforts to meet the initial listing requirements under the policies of the TSXV and to obtain approval of the listing of the SpinCo Shares on the TSXV prior to the Effective Time. Listing of the SpinCo Shares on the TSXV will be subject to satisfying all of the TSXV's initial listing requirements. It is a condition of the Arrangement that the TSXV will have approved the listing of the SpinCo Shares.

PRIOR SALES

As of the date of this Circular, all of the issued and outstanding SpinCo Shares are held by Vizsla. Immediately following the Effective Time and after completion of the SpinCo Financing, it is expected that approximately 50,351,396 SpinCo Shares will be outstanding pursuant to the Arrangement.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO

CONTRACTUAL RESTRICTION ON TRANSFERS

There are no SpinCo Shares currently held in escrow or that are subject to a contractual restriction on transfer. On completion of the Arrangement, all SpinCo Shares held by principals of SpinCo will be subject to the escrow requirements of the TSXV.

PRINCIPAL SHAREHOLDERS

To the knowledge of management of Vizsla and SpinCo, no person, firm or company will beneficially own, control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of SpinCo immediately following the Effective Time.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with SpinCo of the individuals who will serve as the directors and executive officers of SpinCo after giving effect to the Arrangement are set out below.

Name and Jurisdiction of Residence(1)	Director/Officer Since	Principal Occupations during Last Five Years(1)	SpinCo Shares Expected to be Beneficially Owned or Controlled on the Effective Date of the Arrangement(1)(2)
Craig Parry British Columbia, Canada Executive Chairman	January 16, 2019	Corporate Director. Previously President and Chief Executive Officer of IsoEnergy Ltd.	2,415,828(4)
Michael Konnert(3) British Columbia, Canada Director	May 13, 2021	Currently President and Chief Executive Officer of Vizsla Silver and Managing Partner of Inventa Capital Corp. Previously Chief Executive Officer of CobaltOne Energy Corp.	737,100(4)
Simon Cmrlec(3) British Columbia, Canada Director	May 13, 2021	Currently Chief Operating Officer at Ausenco Limited. Previously President, Americas and that President, North America at Ausenco Limited	334,833(4)
Karlene Collier(3) British Columbia, Canada Director	May 13, 2021	Currently VP Operations of Inventa Capital Corp.	nil
Chris Donaldson British Columbia, Canada	May 13, 2021	Currently Chief Executive Officer and a Director of Outback Goldfields	nil

Name and Jurisdiction of Residence(1)	Director/Officer Since	Principal Occupations during Last Five Years(1)	SpinCo Shares Expected to be Beneficially Owned or Controlled on the Effective Date of the Arrangement(1)(2)
Chief Executive Officer and Director		Corp. Previously Director, Corporate Development at Western Copper and Gold Corporation, and Director, Corporate Development and Community at Casino Mining Corporation.
Grant Tanaka British Columbia, Canada Chief Financial Officer	May 13, 2021	Currently Director, Finance
Operations at Golden Shield
Resources. Previously, Director,
Finance Operations at Ma'aden Gold
& Base Metals, Chief Financial
Officer at Bisha Mining Share
Company and Director of Finance at
		Copper Mountain Mining Corporation	nil
Jennifer Hanson British Columbia, Canada Corporate Secretary	May 13, 2021	President at JC Hanson Corporate
Resources Inc., through which she
acts as Corporate Secretary for Vizsla
Silver, Outback Goldfields, Inventa
Capital Corp., Tarachi Gold Corp.,
Pinedale Energy Ltd. and Geyser
		Brands Inc.	nil

_____________________________________
Notes:

1. The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of SpinCo or Vizsla and has been furnished by the respective director or officer.

2. Does not include any SpinCo Shares that may be acquired in the SpinCo Financing.

3. Member of SpinCo's Audit Committee.

4. Includes 895,556, 33,333 and 44,333 SpinCo Shares, respectively, that would be issuable upon the exercise of Vizsla Warrants after the Effective Time.

As of the date of this Circular, the proposed directors and executive officers do not beneficially own, control or direct, directly or indirectly any SpinCo Shares. Following completion of the Arrangement and SpinCo Financing, but excluding any SpinCo shares that the directors and executive officers may acquire in the SpinCo Financing, the directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, 3,487,762 SpinCo Shares representing approximately 6.1% of the issued and outstanding SpinCo Shares (assuming the exercise of all Vizsla Warrants that are expected to be outstanding at the Effective Time). Any participation by directors and executive officers of SpinCo in the SpinCo Financing, as a group, will be limited to 25% of the SpinCo Financing.

Craig Parry, Executive Chairman and Director

Mr. Parry is a geologist, an experienced executive, and a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr. Parry has over fifteen years of mineral exploration experience in gold, petroleum, diamonds, iron ore, copper, coal and uranium and holds an Honours Degree in Applied Geology from the University of New South Wales. Mr. Parry is the Chairman of Vizsla Resources, Skeena Resources, Outback Goldfields and Goldbull Resources.

Michael Konnert, Director

Since 2017 Michael has been the President of Vizsla Silver Corp., a Mexican-focused silver exploration and development company. Michael is a co-founder and Managing Partner of Inventa Capital Corp., a private natural resource investment company based in Vancouver, BC. Previously, he was co-founder and CEO of Cobalt One Energy Corp. which was acquired by Blackstone Minerals Ltd. (ASX-BSX) in 2017. Michael has over a decade of experience in the natural resources industry, specifically in executing successful corporate strategies for mineral exploration companies. Michael started his career with Pretium Resources Inc. (TSX-PVG) shortly after their $265M IPO. Following that, he spent three years with Riverside Resources Inc. (TSXV-RRI). Michael holds a BComm. from Royal Roads University and a Diploma in Entrepreneurship from the British Columbia Institute of Technology.

Simon Cmrlec, Director

Simon is currently the Chief Operating Officer of Ausenco Limited. He began his career with Western Mining at its Olympic Dam Operations in South Australia where he held a number of technical and operations roles. He was one of the Owners Representatives for the Olympic Dam Expansion Project (ODP) where he was involved in the design, construction and commissioning of the Smelter and Hydrometallurgical facilities. Following the completion of the ODP project Simon joined Kvaerner and was involved in the construction and commissioning of various base metals, iron ore and gold projects in the US, South America, Middle East and South Africa. In 2001 he joined Inco on the Goro Nickel project in New Caledonia as the Project Manager responsible for the Refinery facility. Mr. Cmrlec held a number of roles on the Goro Nickel project including Senior Project Manager and Construction director in his eight years there. Simon attended the Gartrell School of Mining, Metallurgy and Applied Geology at the University of South Australia and graduated with a B.Eng (Hons) in Metallurgical Engineering in 1994.

Karlene Collier, Director

Ms. Collier has 15 years' experience in capital markets, mergers and acquisitions and publicly listed companies listed on the TSXV, focused on the natural resource sector. Ms. Collier scaled the first publicly listed cryptocurrency company in Canada with a market capitalization of over $200 million and has guided start-up companies from private to publicly listed entities, including leading management through the regulatory landscape. Ms. Collier is experienced in overseeing business operations located both locally and internationally, leading operations in five different countries.

Chris Donaldson, Chief Executive Officer and Director

Chris Donaldson is currently the Chief Executive Officer of Outback Goldfields and is an experienced executive with a 25-year track record of raising funds and building out new investment channels for both public and private companies. Chris previously held the dual role of Director, Corporate Development with Western Copper and Gold (NYSE American and TSX listed) as well as Director, Corporate Development and Community with Casino Mining Corporation. Chris believes in community and has been a prime fundraiser for many causes including the Pacific Salmon Foundation, Make-A-Wish BC and Yukon as well as the Leukemia and Lymphoma Society of Canada.

Grant Tanaka, Chief Financial Officer

Grant brings over 15 years of financial leadership experience in the mining industry. Before joining Golden Shield Resources, he was the Director, Finance Operations with Ma'aden Gold & Base Metals. Prior to this Grant held senior financial positions at Teck Resources Limited, New Gold, Copper Mountain Mining Corporation, and Bisha Mining Share Company, an operating subsidiary of Nevsun Resources. He has experience at both the corporate and operational levels having worked throughout North America, Mexico, Africa and the Middle East in gold, base metals and coal operations. Grant has a Bachelor's of Business Administration, specializing in Entrepreneurial Leadership and is a Canadian Chartered Professional Accountant (CPA).

Jennifer Hanson, Corporate Secretary

Ms. Hanson has over 20 years of corporate finance, accounting and regulatory experience in several industries. She currently is Corporate Secretary for a number of Canadian-listed public companies. It is anticipated that Ms. Hanson's involvement with Vizsla Copper will be part-time, representing approximately 10% of her time.

By approving the Arrangement Resolution, Shareholders will be deemed to have approved the proposed directors of SpinCo. The directors of SpinCo will thereafter be elected by the shareholders of SpinCo at each annual meeting of shareholders and will hold office until the next annual meeting of SpinCo, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles of SpinCo; or (ii) he or she becomes disqualified to act as a director.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as otherwise disclosed, to the knowledge of SpinCo, no proposed director or executive officer:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including Vizsla or SpinCo) that:

(i) was the subject, while the proposed director or executive officer was acting in the capacity as director, CEO or CFO of such company, of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director or executive officer was acting in the capacity as director, CEO or CFO of such company; or

Except as otherwise disclosed, to the knowledge of SpinCo, no proposed director or executive officer or a shareholder holding a sufficient number of securities of SpinCo to affect materially the control of SpinCo:

(a) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Vizsla or SpinCo) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director executive officer or shareholder; or

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

At this time, no compensation has been paid to any of the officers or directors of SpinCo, and SpinCo executive officers will not receive salaried compensation until closing of the Arrangement and SpinCo Financing.

Following completion of the Arrangement, it is anticipated that SpinCo will adopt a compensation structure for its executive officers that is appropriate for its size and the nature of its operations, while also providing an incentive for growth. SpinCo expects that the initial compensation structure will reflect its intention to keep general and administrative costs low and as a cash-preserving measure, SpinCo may emphasize compensation through SpinCo Options. Depending on the future development of SpinCo and other factors that may be considered relevant by the SpinCo Board from time to time, it may be determined in the future to emphasize increased base salaries and rely to a lesser extent on share options or other incentives.

SpinCo has not established an annual retainer fee or meeting attendance fee for directors. However, SpinCo expects to establish directors' fees in the future and each director will be entitled to participate in any security- based compensation arrangement or other plan adopted by SpinCo, from time to time, with the approval of the SpinCo Board. The SpinCo Board will periodically review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Termination of Employment, Changes in Responsibility and Employment Contracts

SpinCo and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of SpinCo or its subsidiaries or a change in responsibilities following a change in control.

There are no termination clauses or change of control benefits in employment agreements, or any other contract, agreement, plan or arrangement.

Option-Based Awards

The SpinCo Option Plan will be administered by the SpinCo Board, which will designate, in each year, the recipients of options and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The options and shares available to be issued under the SpinCo Option Plan will be used to retain and motivate current directors, officers, employees, consultants and attract new directors, officers, employees and consultants.

See "SpinCo Options" and "SpinCo Stock Option Plan".

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

No individual who is a director or executive officer of SpinCo, or an associate or affiliate of such an individual, is, or has been since Vizsla's acquisition of SpinCo on January 16, 2019, indebted to SpinCo.

AUDIT COMMITTEE

NI 52-110 requires that SpinCo's Audit Committee meet certain requirements. It also requires SpinCo to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee is responsible for monitoring SpinCo's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of SpinCo's external auditors. The committee is also responsible for reviewing SpinCo's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the Board.

Audit Committee Charter

It is anticipated that the SpinCo Board will adopt an audit committee charter following the Arrangement, substantially in the form attached as Exhibit A to this Schedule G mandating the role of the Audit Committee in supporting the SpinCo Board in meeting its responsibilities to SpinCo Shareholders.

Composition of the Audit Committee

The Audit Committee will consist of at least three directors as determined by the SpinCo Board.

At least one member of the Audit Committee will have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by SpinCo's financial statements.

If SpinCo ceases to be a "venture issuer" (as that term is defined in NI 52-110), then: (i) the Audit Committee will be composed of a minimum of three (3) directors of SpinCo and (ii) all of the members of the Audit Committee will be required to be free from any relationship that, in the opinion of the SpinCo Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

If SpinCo ceases to be a "venture issuer" then all members of the Audit Committee will be financially literate. All members of the Audit Committee who are not financially literate will work toward becoming financially literate to obtain a working familiarity with basic finance and accounting practices.

The members of the Audit Committee will be elected by the SpinCo Board at its first meeting following the Meeting. It is currently anticipated that Michael Konnert, Simon Cmrlec and Karlene Collier will be appointed as the initial members of the Audit Committee. Unless a Chair is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Relevant Education and Experience

Education and experience relevant to the performance of responsibilities as an Audit Committee member include any education or experience that would provide the member with:

(a) an understanding of the accounting principles used by SpinCo to prepare its financial statements;

(b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by SpinCo's financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member:

• Michael Konnert: Mr. Konnert is a director of Vizsla and has been Director, President and CEO since the Vizsla's inception. Mr. Konnert has been involved with multiple public companies in many capacities including management, comprehensive investor communication, capital raising and restructuring. Based on his business experience, Mr. Konnert is financially literate.

• Simon Cmrlec: Mr. Cmrlec is a director of Vizsla. Mr. Cmrlec currently serves as Chief Operating Officer at Ausenco Limited. Mr. Cmrlec has previously been involved with project management, designing, constructing and commissioning different mining projects. Based on his business experience, Mr. Cmrlec is financially literate.

• Karlene Collier: Ms. Collier the VP Operations for Inventa Capital Corp. and has 15 years' experience in capital markets, mergers and acquisitions and publicly listed companies listed on the TSXV. Based on her business experience, Ms. Collier is financially literate.

Pre-Approval Policies and Procedures

The SpinCo Board anticipates adopting the Charter, substantially in the form attached as Exhibit A to this Schedule G of this Circular, which contains policies and procedures for the engagement of non-audit services. The Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to SpinCo by the external auditors subject to any exceptions provided in NI 52-110.

External Auditors Service Fees (By Category)

In the last two fiscal years, in respect of audit fees, audit-related fees, tax fees or other fees SpinCo has paid only the following fees, which were paid to MNP LLP in respect of the audit of SpinCo's carve out financial statements:

Year	Type of Fees	Amount
2021	Audit Fees	$15,000

Exemption in Section 6.1 of NI 52-110

SpinCo is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) as it is a "venture issuer" as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all reporting issuers. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The SpinCo Board considers that some of the guidelines in NP 58-201 are not suitable for SpinCo at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 - Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Board of Directors

The SpinCo Board is currently comprised of five directors, being Craig Parry, Michael Konnert, Simon Cmrlec, Chris Donaldson and Karlene Collier. The SpinCo Board considers Mr. Konnert, Mr. Cmrlec and Ms. Collier to be "independent" in that they will be independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of SpinCo, other than interests and relationships arising from shareholding, following the Arrangement. Mr. Parry is not considered to be independent due to his role as the Executive Chairman of SpinCo, and Mr. Donaldson is not considered independent due to his role as the CEO of SpinCo.

Directorships

Certain of our proposed directors are presently directors of other reporting issuers (or equivalent) in Canada, as set out below:

Director	Reporting Issuer
Craig Parry	Outback Goldfields Corp. Skeena Resources Limited Vizsla Silver Corp. IsoEnergy Ltd. GPM Metals Inc. QX Metals Corp.
Michael Konnert	Vizsla Silver Corp. Tarachi Gold Corp. Summa Silver Corp.
Simon Cmrlec	Vizsla Silver Corp.
Karlene Collier	Baltic I Acquisition Corp.
Chris Donaldson	Outback Goldfields Corp.

Orientation and Continuing Education

SpinCo has not yet developed a formal orientation and training program for directors. If and when new directors are added, they will be provided with:

(a) information respecting the functioning of the SpinCo Board, committees and copies of SpinCo'scorporate governance policies;

(b) access to recent, publicly filed documents of SpinCo, technical reports and SpinCo'sinternal financial information;

(c) access to management and technical experts and consultants; and

(d) a summary of significant corporate and securities responsibilities.

SpinCo Board members will be encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance, and to attend related industry seminars and visit SpinCo's properties. SpinCo Board members will have full access to SpinCo's records.

Ethical Business Conduct

The SpinCo Board has responsibility for the stewardship of SpinCo, including responsibility for strategic planning, identification of the principal risks of SpinCo's business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management) and the integrity of SpinCo's internal control and management information systems. To facilitate meeting this responsibility, the SpinCo Board seeks to foster a culture of ethical conduct by striving to ensure that SpinCo carries out its business in line with high business and moral standards and applicable legal and financial requirements.

In that regard, the SpinCo Board:

(a) will adopt a written Code of Conduct for its directors, officers, employees and consultants. A copy of which will be posted under its profile on SEDAR at www.sedar.com and at its future website at www.vizslacopper.com;

(b) encourages management to consult with legal and financial advisors to ensure that SpinCo is meeting those requirements;

(c) is cognizant of SpinCo's timely disclosure obligations upon becoming a reporting issuer under Canadian securities laws and will review material disclosure documents such as financial statements, MD&A and press releases prior to their distribution;

(d) will rely on its Audit Committee to annually review the systems of internal financial control and discuss such matters with SpinCo's external auditor; and

(e) will actively monitor SpinCo's compliance with the SpinCo Board's directives and ensure that all material transactions are thoroughly reviewed and authorized by the SpinCo Board before being undertaken by management.

Nomination of Directors

SpinCo does not have a stand-alone nomination committee. The full SpinCo Board will have responsibility for identifying potential SpinCo Board candidates. The SpinCo Board will assess potential SpinCo Board candidates to fill perceived needs on the SpinCo Board for required skills, expertise, independence and other factors. Members of the SpinCo Board and representatives of the mining industry will be consulted for possible candidates.

Compensation

The full board of directors of SpinCo has the responsibility for determining compensation for the directors and senior management.

To determine future compensation payable, the SpinCo Board will review compensation paid to directors and CEOs of companies of similar size and stage of development in the mineral exploration/mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of SpinCo. In setting the compensation, the SpinCo Board will annually review the performance of the CEO, in light of SpinCo's objectives, and consider other factors that may have impacted the success of SpinCo in achieving its objectives.

As previously discussed in this Circular, SpinCo has no current arrangements, standard or otherwise, pursuant to which directors are compensated by SpinCo for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert.

Board Committees

The Company plans to initially have one committee upon closing of the Arrangement, being the Audit Committee. It is anticipated that the Audit Committee will be comprised of three of SpinCo's directors: Michael Konnert, Simon Cmrlec and Karlene Collier.

As the directors are expected to be actively involved in the operations of SpinCo and the size of SpinCo's operations does not warrant a larger board of directors, the SpinCo Board has determined that additional standing committees are not necessary at this stage of SpinCo's development.

Assessments

The SpinCo Board does not consider that formal assessments would be useful at this stage of SpinCo's development. The SpinCo Board will conduct informal annual assessments of the SpinCo Board's effectiveness, the individual directors and each of its committees. To assist in its review, the SpinCo Board expects to conduct informal surveys of its directors.

RISK FACTORS

Below are certain risk factors relating to SpinCo that Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. Additional risk factors relating to SpinCo and its shareholders in connection with the Arrangement are set out in the Circular under the heading entitled "Risk Factors".

Risks relating to SpinCo's ability to raise funding to continue its exploration, development and mining activities

SpinCo has no revenues from operations and has recorded losses since inception. SpinCo expects to incur operating losses in future periods due to continuing expenses associated with general and administrative costs, costs of seeking new business opportunities, and advancing the Blueberry Project and the Carruthers Pass Option. SpinCo has finite financial resources and its ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to:

• generate revenues in excess of expenditures;

• reduce costs in the event revenues are insufficient; and

• secure near and long-term financing.

SpinCo may rely on a combination of equity and debt financing to meet its capital requirements. Additional funds raised by SpinCo through the issuance of equity or convertible debt securities will cause current SpinCo Shareholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the SpinCo Shareholders.

SpinCo does not have any contractual restrictions on its ability to incur debt and accordingly, SpinCo could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict SpinCo's operations.

SpinCo may need to pursue alternative ways to finance its future operations as it develops the Blueberry Project and advances the Carruthers Pass Option and seeks new business opportunities. There are no assurances or guarantees that any financing alternative will be successful. There is no certainty that additional financing either through traditional equity and debt financing arrangements or an alternative transaction, or any combination thereof, will be available at all or on acceptable terms.

Nature of the securities and no assurance of any listing

SpinCo Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Even if a listing is obtained, the holding of SpinCo Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. SpinCo Shares should not be held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of SpinCo should not constitute a major portion of an investor's portfolio.

The Arrangement may not be completed

There is no assurance that the Arrangement will receive regulatory, stock exchange, Court or shareholder approval or will be completed. If the Arrangement is not completed, SpinCo will remain a private company and a wholly-owned subsidiary of Vizsla. If the Arrangement is completed, SpinCo Shareholders (which will consist of Vizsla Shareholders who receive SpinCo Shares as well as subscribers to the SpinCo Financing) will be subject to the risk factors described below relating to resource properties.

Following the Arrangement, SpinCo may be unable to make the changes necessary to operate as an independent entity and may incur greater costs

Following the Arrangement, the separation of SpinCo from the other business of Vizsla may materially affect SpinCo. SpinCo may not be able to implement successfully the changes necessary to operate independently. SpinCo may incur additional costs relating to operating independently from Vizsla that could materially negatively affect its cash flows and results of operations. SpinCo may require Vizsla to provide SpinCo with certain services, facilities and/or financing on a transitional basis. SpinCo may, as a result, be dependent on such services and facilities until it is able to provide or obtain its own services, facilities and/or capital.

SpinCo has not had a separate operating history as a stand-alone entity

SpinCo has a limited operating history and no operating revenues. Upon the Arrangement becoming effective, SpinCo will become an independent company. The operating history of Vizsla cannot be regarded as the operating history of SpinCo. The ability of SpinCo to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent on future performance. It will not be able to rely on the capital resources and cash flows of Vizsla.

SpinCo has not defined any mineral resources or mineral reserves and none of its mineral properties are in production or under development

SpinCo is an exploration and development company and all of its properties and property interests are in the exploration stage. SpinCo has not defined or delineated any mineral resources or mineral reserves on any of its properties. The properties to be held by SpinCo are less explored than those properties retained by Vizsla.

Political and regulatory risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both SpinCo's ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Speculative nature of mining exploration and development

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish mineral reserves. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of SpinCo's mineral projects will only follow upon obtaining satisfactory results, which there are no guarantee will occur or be obtained. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that SpinCo's exploration and development activities will result in any discoveries of commercial bodies of ore. There is also no assurance that, even if commercial quantities of ore are discovered, any of SpinCo's mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, cost of labour, anticipated climatic conditions, commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in SpinCo being unable to receive an adequate return on invested capital. The processes of exploration, development and operations also involve risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death. Although SpinCo evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. SpinCo cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on SpinCo.

Mining is a high-risk business

SpinCo's principal operation will be the exploration for and the mining of base metals. Its operations will be subject to all of the hazards and risks normally encountered in the mining and processing of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to or loss of life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, operations are subject to hazards, which may result in environmental pollution and consequent liability which could have a material adverse effect on the business, operations and financial performance of SpinCo. As is common with all mining operations, there is uncertainty and therefore risk associated with SpinCo's operating parameters and costs. These can be difficult to predict and are often affected by factors outside SpinCo's control.

Government regulation risk

The development and exploration activities of SpinCo are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on SpinCo's financial position. Amendments to current laws, regulations and permits governing development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on SpinCo's financial position, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against SpinCo, including orders issued by regulatory or judicial authorities causing development or exploration activities to cease or be curtained or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. SpinCo could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violationsof applicable laws or regulations. Any such regulatory or judicial action could materially increase SpinCo's operating costs and delay or curtail or otherwise negatively impact SpinCo's activities.

Permitting

SpinCo's development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, "permits") from appropriate governmental authorities. Before any development on any of its properties SpinCo must receive numerous permits. SpinCo may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for SpinCo's existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. SpinCo can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Title defects or claims may affect development projects and future acquisitions

Title to SpinCo's properties may be challenged or impugned. SpinCo's mining properties may be subject to prior unregistered agreements, transfers or subject to challenge by private parties. Claims and title may be affected by, among other things, undetected defects. A determination of defective title or a challenge to title rights could impact SpinCo's existing exploration and development projects and future acquisitions.

Indigenous Peoples' claims and rights to consultation and accommodation may affect SpinCo's existing properties as well as future acquisitions

Governments in many jurisdictions may consult with Indigenous Peoples' with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. As an example, the Government of British Columbia has recently introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples in British Columbia. Consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect SpinCo's ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Indigenous Peoples' claims or grievances also could affect existing operations aswell as development projects and future acquisitions. These legal requirements and the risk of Indigenous Peoples' opposition may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.

Influence of third party stakeholders

The mineral properties in which SpinCo holds an interest, or the exploration equipment and road or other means of access which SpinCo intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, SpinCo's work programs may be delayed even if such claims are not meritorious. Such claims may result in significant financial loss and loss of opportunity for SpinCo.

By way of example, during January and February 2020, traffic on a service road leading to the Blueberry Project was temporarily disrupted for a period during a dispute between several Wet'suwet'en hereditary chiefs and Coastal GasLink over the construction of the Coastal GasLink project in northern B.C.

Environmental risks and hazards

All phases of SpinCo's exploration and mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. SpinCo may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Commodity price risk

The price of SpinCo's common shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price gold which price fluctuates widely and are affected by numerous factors beyond SpinCo's control.

No history of dividends

SpinCo has not paid a dividend on the SpinCo Shares since incorporation. SpinCo intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the SpinCo Board and will depend upon the capital requirements of SpinCo, results of operations and such other factors as the SpinCo Board considers relevant.

Joint ventures

SpinCo may enter into joint venture arrangements with regard to future exploration, development and production properties (including potentially SpinCo's concessions). There is a risk any future joint venture partner does not meet its obligations and SpinCo may therefore suffer additional costs or other losses. It is also possible that the  interests of SpinCo or future joint venture partners are not aligned resulting in project delays or additional costs and losses. SpinCo may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect SpinCo's operations, financial condition and results of operations.

Competition

SpinCo faces competition from a number of large established companies with greater financial and technical resources than SpinCo. SpinCo competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. There is also significant and increasing competition for a limited number of suitable properties and resource acquisition opportunities and, as a result, SpinCo may be unable to acquire such mining properties which it desires on terms it considers acceptable.

Dependence on good relations with employees

The success of SpinCo's operations depends on the skills and abilities of its employees. There is intense competition for engineers, geologists and persons with mining expertise. The ability of SpinCo to hire and retain engineers, geologists and persons with mining expertise is key to the mining operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in SpinCo's relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the mining operations, results of operations and financial condition.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to SpinCo on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in SpinCo's exploration programs.

Management

The success of SpinCo will be largely dependent on the performance of its board of directors and its senior management. The loss of any of these individuals or the termination of the existing employment and consulting agreements with Vizsla may have a materially adverse effect on SpinCo's business and prospects. There is no assurance SpinCo can maintain the services of its board of directors and management or other qualified personnel required to operate its business. Failure to do so could have material adverse effects on SpinCo and its prospects.

Key personnel

Recruiting and retaining qualified personnel is critical to SpinCo's success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As SpinCo's business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although SpinCo believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

Property commitments

The properties to be held by SpinCo may be subject to various land payments, royalties and/or work commitments. Failure by SpinCo to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

SpinCo's financial statements may not reflect what its financial position, results of operations or cash flows would have been had SpinCo operated as a stand-alone company or what SpinCo's financial position, results of operations or cash flows will be in the future

The financial statements included in Schedule H to the Circular have been derived from the consolidated financial statements of Vizsla as if SpinCo had been operating as a stand-alone company for the periods presented. SpinCo believes management has made reasonable assumptions underlying SpinCo's financial statements, including reasonable allocations of corporate expenses from Vizsla, such as expenses related to employee benefits, finance, human resources, legal, information technology and executive management. However, because SpinCo's carve- out financial statements are based on certain assumptions and include allocations of corporate expenses from Vizsla, these financial statements may not reflect what SpinCo's financial position, results of operations or cash flows would have been had SpinCo operated as a stand- alone company during the historical periods presented or what SpinCo's financial position, results of operations or cash flows will be in the future.

Reporting issuer obligations

SpinCo's business is subject to evolving corporate governance and public disclosure regulations that have increased both SpinCo's compliance costs and the risk of non-compliance, which could adversely impact SpinCo's share price.

SpinCo is subject to changing rules and regulations promulgated by a number of governmental and self- regulated organizations, including the Canadian Securities Administrators and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Income tax considerations

The fair market value of the SpinCo Shares immediately following the exchange of Vizsla Class A Shares for New Vizsla Shares and SpinCo Shares cannot be determined precisely and will impact the tax consequences of participating in the Arrangement.

No tax ruling has been received from the authorities in Canada or the United States in respect of tax consequences of participating in the Arrangement.

Change in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, SpinCo expects that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on SpinCo's operations. These risks include: extreme weather events, and resource shortages due to disruption of equipment and supplies required on site. SpinCo can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations.

Information systems

Targeted attacks on SpinCo's systems (or on systems of third parties that SpinCo relies on), failure or non- availability of a key information technology ("IT") systems or a breach of security measures designed to protect SpinCo's IT systems could result in disruptions to SpinCo's operations, extensive personal injury, property damage or financial or reputational risks. SpinCo has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever- changing, SpinCo must make continuous mitigation efforts, including: risk prioritized controls to protect against known and emerging threats; tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Conflicts of interest

Certain of the directors and/or officers of SpinCo also serve as directors and/or officers of other companies, including Vizsla, involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by any of such directors and/or officer will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of SpinCo and SpinCo Shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

The possible issuance of additional SpinCo Shares may impact the value of SpinCo Shares

SpinCo is authorized to issue an unlimited number of SpinCo Shares without par value. Sales of substantial amounts of SpinCo Shares, or the perception that such sales could occur, could materially adversely affect the value of SpinCo Shares, particularly when no existing public market for trading such securities exists.

Additional financings may result in dilution

SpinCo may require additional funds to further its activities and objectives. To obtain such funds, SpinCo may issue additional securities, including SpinCo Shares or securities convertible into or exchangeable for SpinCo Shares. As a result, SpinCo's shareholders could be substantially diluted. In addition, there can be no assurance that SpinCo will be able to obtain sufficient financing in the future on terms favourable to SpinCo or at all.

PROMOTER

Under applicable Canadian securities laws, Vizsla may be considered a promoter of SpinCo in that it took initiative in substantially reorganizing the business of SpinCo.

As of the date of this Circular, Vizsla is the registered holder of 9,100,001 SpinCo Share representing all of the issued and outstanding SpinCo Shares.

Immediately following the Effective Time, Vizsla is not expected to beneficially own, control and direct, directly or indirectly, any SpinCo Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

SpinCo is not aware of any actual or pending material legal proceedings to which SpinCo is or is likely to be party or of which any of its business or property is or is likely to be subject.

Regulatory Actions

There are no (a) penalties or sanctions imposed against SpinCo by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court or regulatory body against SpinCo that would likely be considered important to a reasonable investor in making an investment decision in SpinCo; or (c) settlement agreements SpinCo entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTERESTS OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as set out elsewhere in this Circular, none of the proposed directors or executive officers of SpinCo, or any person that is expected to beneficially own or control or direct more than 10% of any class or series of shares of SpinCo, or any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Circular, or any proposed transaction, that has materially affected or would materially affect SpinCo or any of its subsidiaries.

Certain proposed directors and officers of SpinCo are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of SpinCo may not be made available to SpinCo but, rather, may be offered to a company with competing interests. The directors and senior officers of SpinCo are required by law to act honestly and in good faith with a view to the best interests of SpinCo and to disclose any personal interest which they may have in any project or opportunity of SpinCo, and to abstain from voting on such matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

MNP LLP, Suite 2200, MNP Tower, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3, are the auditors of SpinCo. MNP LLP are the auditors for Vizsla and were appointed in 2017.

The transfer agent and registrar for the SpinCo Shares is Computershare. The register of transfers of the SpinCo Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Following the completion of the Arrangement, other than contracts entered into in the ordinary course of business, the only material contracts of SpinCo are the Arrangement Agreement dated as of April 19, 2021 between Vizsla and SpinCo, as described under "The Arrangement - Details of the Arrangement" in this Circular and the Carruthers Pass Option Agreement between SpinCo and Cariboo Rose Resources Ltd. dated February 17, 2021, as described under "Mineral Projects - Carruthers Pass Property" in this Schedule G.

EXPERTS

MNP LLP, prepared an auditors' report to Vizsla, the sole shareholder of SpinCo, on (A) the statements of financial position as at January 31, 2021, April 30, 2020, and April 30, 2019, (B) the statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the nine months ended January 31, 2021, the year ended April 30, 2020 and the period from January 16, 2019 to April 30, 2019, and (C) notes to the financial statements, including a summary of significant accounting policies carve-out statements of financial position as at April 31, 2020 and 2019 and for the nine months ended January 31, 2021. MNP LLP has advised Vizsla that it is independent with respect to SpinCo within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

Geoffrey Goodall, P.Geo. of Global Geological Services Inc., is the author of the Carruthers Pass Technical Report and Michael F. O'Brien, P. Geo., M. Sc., Pr.Sci.Nat., FGSSA, FAUSIMM, FSAIMM of Ausenco Engineering Canada Inc. is the author of the Blueberry Technical Report. As of the date of this Application, none of Mr. Goodall or Mr. O'Brien own any of the issued and outstanding Vizsla Copper shares.

EXHIBIT A TO SCHEDULE G

AUDIT COMMITTEE CHARTER

PURPOSE

1.1 The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Vizsla Copper Corp.(the "Company") will assist the Board in fulfilling its financial oversight responsibilities. The overall purpose of the Committee is to ensure that the Company's management has designed and implemented an effective system of internalfinancial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each member of the Committeewill obtain an understanding of the responsibilities of the Committee membership as well as the Company's business,its operations and related risks.

COMPOSITION, PROCEDURE, AND ORGANIZATION

2.1 The Committee will consist of at least three members of the Board, the majority of whom are not officers oremployees of the Company or of an affiliate of the Company.

2.2 All members of the Committee will be financially literate as defined in NI 52-110 - Audit Committees or any successor policy.

2.3 The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.4 Unless the Board will have appointed a chair of the Committee, the members of the Committee will elect achair and a secretary from among their number.

2.5 The quorum for meetings will be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to heareach other.

2.6 The Committee will have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

2.7 Meetings of the Committee will be conducted as follows:

(a) the Committee will meet at least four times annually at such times and at such locations as maybe requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors will receive notice of and have the right to attend all meetings of the Committee; and

(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

2.8 The external auditors will have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in theCompany as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

3.1 The overall duties and responsibilities of the Committee will be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and interim consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's external auditors andassess their performance;

(c) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d) to report regularly to the Board on the fulfilment of its duties and responsibilities.

3.2 The duties and responsibilities of the Committee as they relate to the external auditors will be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verifythe independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered bythe external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Company's financial and auditing personnel;

(iv) co-operation received from the Company's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Company;

(vii) significant proposed adjustments and recommendations for improving internal accountingcontrols, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(e) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.3 The duties and responsibilities of the Committee as they relate to the internal control procedures of theCompany are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

3.4 The Committee is also charged with the responsibility to:

(a) review and approve the Company's annual and interim financial statements and related Management's Discussion & Analysis ("MD&A"), including the impact of unusual items and changes in accounting principles and estimates;

(b) review and approve the financial sections of any of the following disclosed documents prepared by the Company:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) annual MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company; and

(vi) other public reports of a financial nature requiring approval by the Board,and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review and report on the integrity of the Company's consolidated financial statements;

(f) review the minutes of any audit committee meeting of subsidiary companies;

(g) review with management, the external auditors and, if necessary, with legal counsel, any litigation,claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

3.5 Without limiting the generality of anything in this Charter, the Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee, and

(c) to communicate directly with the Auditor.

EFFECTIVE DATE

4.1 This Charter was implemented by the Board on [ ]

SCHEDULE H

SPINCO AUDITED CARVE-OUT FINANCIAL STATEMENTS AND RELATED MD&A

H - 1

Vizsla Copper Corp.

Carve-Out Financial Statements

For the nine months ended January 31, 2021, the year ended April 30, 2020 and the period from January 16, 2019 (date of acquisition by Vizsla Silver Corp.) to April 30, 2019.

(Expressed in Canadian dollars)

Independent Auditor's Report

To the Shareholders of Vizsla Copper Corp.:

Opinion

We have audited the financial statements of Vizsla Copper Corp. (formerly NorthBase Resources Inc.) (the "Company"), which comprise the statements of financial position as at January 31, 2021, April 30, 2020, and April 30, 2019, and the statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the nine months ended January 31, 2021, the year ended April 30, 2020 and the period from January 16, 2019 (date of acquisition by Vizsla Silver Corp.) to April 30, 2019, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2021, April 30, 2020, and April 30, 2019 and its financial performance and its cash flows for the periods then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates the Company had a deficit as at January 31, 2021, and the Company's ability to continue as a going concern is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

Vancouver, British Columbia

May 14, 2021	Chartered Professional Accountants

Vizsla Copper Corp.
Carve-Out Statement of Financial Position
(Expressed in Canadian dollars)

		January 31,	April 30,	April 30,
	Note	2021	2020	2019
As at		$	$	$

ASSETS
Current assets
Cash		-	-	20,539
		-	-	20,539
Non-current assets
Exploration and evaluation assets	4	1,457,886	1,457,886	1,357,467
		1,457,886	1,457,886	1,378,006

LIABILITIES AND NET PARENT INVESTMENT

LIABILITIES

Current liabilities
Due to related parties	5	95,492	95,492	15,612
		95,492	95,492	15,612
NET PARENT INVESTMENT		1,362,394	1,362,394	1,362,394
Total liabilities and net parent investment		1,457,886	1,457,886	1,378,006

The accompanying notes are an integral part of these carve-out financial statements.

Vizsla Copper Corp.

Carve-Out Statement of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

			Period from
			January 16,
	Nine Months		2019 date of
	Ended	Year Ended	Acquisition to
	January 31,	April 30,	April 30,
	2021	2020	2019
	$	$	$

Operating expenses
General and administrative	-	-	2,606

Comprehensive loss for the period	-	-	2,606

The accompanying notes are an integral part of these carve-out financial statements.

Vizsla Copper Corp.
Carve-Out Statement of Net Parent Investment
For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January
16, 2019 to April 30, 2019
(Expressed in Canadian dollars)

Net Parent
Investment
$
Balance, January 16, 2019	(1,365,000)
Net loss for the period	(2,606)
Balance, January 31, 2021, April 30, 2020 and 2019	(1,362,394)

The accompanying notes are an integral part of these carve-out financial statements.

Vizsla Copper Corp.

Carve-Out Statements of Cash Flow
(Expressed in Canadian dollars)

	Nine months		Period from
	period ended	Year ended	January 16,
	January 31,	April 30,	2019 to April
	2021	2020	30, 2019
	$	$	$
OPERATING ACTIVITIES
Net loss for the period	-	-	(2,606)

Changes in non-cash working capital	-	-	(37,097)
Cash used in operating activities	-	-	(39,703)

INVESTING ACTIVITIES
Exploration and evaluation	-	(100,419)	-
Cash provided by investing activities	-	(100,419)	-

FINANCING ACTIVITIES
Related parties	-	79,880	15,612
Cash provided by financing activities	-	79,880	15,612

Increase (decrease) in cash	-	(20,539)	(24,091)
Cash, beginning of the period	-	20,539	44,630
Cash, end of the period	-	-	20,539

The accompanying notes are an integral part of these carve-out financial statements.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Introduce to the carve-out financial statements

The purpose the these carve-out financial statement is to provide general purpose historical financial information of Vizsla Copper Corp. (formerly NorthBase Resources Inc., the "Company") for inclusion in the management information circular of Vizsla Silver Corp. ("Vizsla Silver") (formerly Vizsla Resources Corp.) in conjunction with the spin-out of the Company, a wholly owned subsidiary of Vizsla Silver. The accounting policies applied in the carve-out financial statements are, to the extent applicable, consistent with accounting policies applied in the Vizsla Silver audited consolidated financial statements.

The carve-out financial statement have been prepared on a "carve-out basis" from the Vizsla Sliver audited consolidated financial statement for the purpose of presenting the financial position, results of operations and cash flows of the Company on a stand-alone basis.

Business Description

The Company is a wholly-owned subsidiary of Vizsla Silver. The Company was incorporated on December 28, 2017 and was acquired by Vizsla Silver on January 16, 2019. For all periods presented in these carve-out financial statements, the Company was under the management of same principals of Vizsla Silver and are therefore considered to be under common management. The Company operates in one industry segment: mineral exploration; within the geographic segment in Canada.

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

Going Concern

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These carve-out financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. The most significant of these being the Company's ability to carry out its business objectives dependent on the Company's ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future. Other uncertainties include the fact that the Company is currently in the exploration stage for its interests in the Blueberry property in British Columbia, Canada (see Note 4), the economic viability of which have not been fully assessed. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of capitalized costs on the Blueberry property is uncertain and dependent upon projects achieving commercial production or sale. The outcome of these matters cannot be predicted at this time.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

Going Concern (continued)

The Company is considering a number of alternatives to secure additional capital including obtaining funding facilities or equity financings. Although management intends to secure additional financing there is no assurance management will be successful or that it will establish future profitable operations. These factors together raise substantial doubt about the Company's ability to continue as a going concern.

	January 31	April 30	April 30
	2021	2020	2019

Working capital surplus/(deficit)	$(95,492)	$(95,492)	$4,927
Net parent investment	$(1,362,394)	$(1,362,394)	$(1,362,394)

If the going concern assumption was not appropriate for these carve-out financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the carve-out statement of financial position classifications used and such amounts would be material.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. Operations at the Blueberry property could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Blueberry property is further suspended or delayed, it may have a material adverse impact on the Company's and Vizsla Silver's results of operations, financial condition. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

2. BASIS OF PREPARATION

Statement of compliance

These carve-out financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The opening balance sheet of Vizsla Copper Corp., as at January 16, 2019, would be derived without adjustment from the annual consolidated financial statements of Vizsla Silver Corp. for the nine months ended January 31, 2021, the year ended April 30, 2020 and 2019.

These carve-out financial statements present the business of Vizsla Copper, representing the activities, assets and liabilities of the Company that relate to or have been assigned to the Company.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (CONTINUED)

Basis of compliance (continued)

Carve-Out Statement of Financial Position

The carve-out statement of financial position includes the assets and liabilities that are the Company related assets and liabilities, which have been determined in the following manner:

• Cash: Cash held in the Company's bank have been assigned to the Company.

• Exploration and evaluation assets: The acquisition cost of the mineral property is the FV of the share consideration paid plus the transaction costs less the net fair value of the working capital at acquisition date. Additions made after acquisition have been recorded at cost.

• Due to related party: The loan is from Vizsla Silver and measured at its face value due to the term of the loan is due on demand.

Carve-Out Statement of Loss and Comprehensive Loss

The carve-out statement of loss and comprehensive loss includes operating expenses that are Company related expenses.

Basis of measurement

All references to dollar amounts in these carve-out financial statements and related notes are in Canadian dollars, unless otherwise indicated. These carve-out financial statements have been prepared on a historical cost basis.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all periods presented in the carve-out financial statements and are prepared using the same accounting policies and methods of computation as the annual audited carve-out financial statements of the Company for the period ended January 31, 2021 and year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019 with the exception of the adoption of following standards as described below.

Adoption of new accounting standards IFRS 9 Financial Instruments

Commencing May 1, 2018, the Company adopted IFRS 9. The adoption of this new accounting standard did not have material impact to the Company's carve-out financial statements.

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments. The new standard contains three classifications for financial assets: measured at amortized cost, fair value through other comprehensive income ("FVTOCI"), and fair value through profit and loss ("FVTPL"). The new standard eliminates the previous IAS 39 categories of held to maturity, loan and receivables, and available for sale.

Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new accounting standards (continued)

IFRS 9 Financial Instruments (continued)

Following is the new accounting policy for financial instruments under IFRS 9:

(i) Classification

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL.

For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial Assets
Cash	FVTPL	Amortized cost

Financial Liabilities
Due to related party	Other liabilities	Amortized cost

There were no adjustments to the carrying amount of financial instruments as a result of the change in classification from IAS 39 to IFRS 9.

(ii) Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

(iii) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the carve-out Statements of Loss and Comprehensive Loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new accounting standards (continued)

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front- loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company adopted IFRS 16 effective from May 1, 2019 using modified retrospective approach. The adoption does not have impact on the Company's carve-out financial statements.

IFRS 9 Financial Instruments (Amendments)

In October 2017, the International Accounting Standards Board issued amendments to IFRS 9 Financial Instruments, incorporated into Part I of the CPA Canada Handbook - Accounting by the Accounting Standards Board (AcSB) in November 2017, to address the classification of certain prepayable financial assets.

The amendments clarify that a financial asset that would otherwise have contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of a prepayment feature with negative compensation may be eligible to be measured at either amortized cost or fair value through other comprehensive income. This classification is subject to the assessment of the business model in which the particular financial asset is held as well as consideration of whether certain eligibility conditions are met. The amendments are adopted on May 1, 2019. The adoption of this standard did not have material impact on the Company's carve-out financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23 on May 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments is recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not have any impact on the Company's financial results or disclosures.

Cash

Cash consists of cash on hand and deposits in banks with no restrictions.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests. Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets. Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at January 31, 2021, April 30, 2020 and 2019, the Company did not have any provision for restoration and rehabilitation.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

Accounting standards issued but not yet effective

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's carve-out financial statements.

Critical accounting judgments, estimates and assumptions

The preparation of the carve-out financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the carve-out financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant Judgments

• Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Judgments (continued)

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified, and the Company plans to continue with its objective of developing the Blueberry Mineral Property.

• The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuring year as they fall due, and to fund planned and contractual exploration programs, involves judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Significant estimates

Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

4. MINERAL PROPERTY INTERESTS

	Balance,
	January 16,		Balance,		Balance,
	2019 and		April 30,		January 31,
	April 30, 2019	Additions	2020	Additions	2021
	$	$	$	$	$
Acquisition costs
Shares	1,357,467	-	1,357,467	-	1,357,467
	1,357,467	-	1,357,467	-	1,357,467
Exploration costs
Analysis	-	15,365	15,365	-	15,365
Equipment	-	13,800	13,800	-	13,800
Geophysical consulting	-	45,499	45,499	-	45,499
Project management	-	6,130	6,130	-	6,130
Travel, supplies and field expenses	-	19,625	19,625	-	19,625
	-	100,419	100,419	-	100,419
Balance	1,357,467	100,419	1,457,886	-	1,457,886

Blueberry Project

The Blueberry property comprises a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia which is located approximately 60 kilometres southwest of the town of Houston, British Columbia. The property falls within the jurisdiction of the Omineca Mining Division. All thirteen staked claims were supposed to expire in January and February 2021. However, the claims were under protection under Government of British Columbia due to COVID 19 and the expiry date was extended to December 31, 2021.

5. RELATED PARTY BALANCES

As at January 31, 2021 and April 30, 2020 the Company is indebted to Vizsla Silver for a total amount of $95,492 related to payments made by Vizsla Silver of exploration expenditures. As at April 30, 2019, the Company is indebted to Vizsla Silver for a total amount of $15,612 related to payments made by Vizsla Silver in connection with the acquisition of the Company. The amount is unsecured, non-interest bearing and due on demand.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

6. CAPITAL DISCLOSURES

The Company's objectives when managing capital are to ensure its ability to continue as a going concern in order to pursue the acquisition and development of mineral property interest. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company is largely dependent upon external financings to fund activities. In order to carry out planned acquisition and development and pay for administrative costs, the Company will spend its existing working and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financing resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the nine month period ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019. The Company is not subject to externally imposed capital restrictions.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value

The fair value of the Company's financial instruments is approximated by their carrying value due to their short- term nature.

IFRS 13 establishes a fair value hierarchy for financial instruments measured at fair value that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 − quoted prices in active markets for identical assets or liabilities;

Level 2 − inputs other than quoted prices included in Level 1 that are observable for the asset or liabilities, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 − inputs for the asset or liability that are not based upon observable market data.

All these financial instruments are carried on the statements of financial position at amortized cost.

The Company's financial instruments are exposed to certain financial risks, which include foreign currency risk, interest rate risk, credit risk, liquidity risk and other price risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The Company's exposure to these risks and its methods of managing the risks remain consistent.

Credit risk

Concentration of credit risk exists with respect to the Company's cash, as all amounts are held at a major Canadian financial institution. The credit risk associated with cash is minimized by ensuring that substantially all dollar amounts are held with a major financial institution with strong investment-grade ratings by a primary ratings agency.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances as its sole source of cash. The Company manages liquidity risk by trying to maintain an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs. As at January 31, 2021, the Company had a cash balance of $nil (April 30, 2020: $nil, April 30, 2019: $20,539), the cash balance will not be sufficient to meet required administrative and exploration and evaluation expenditures over the next twelve months the Company may be required to raise additional capital from Vizsla Silver in the future to fund its operations.

8. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the periods ended January 31, 2021, April 30, 2020 and April 30, 2019:

	January 31, 2021	April 30, 2020	April 30, 2019
	$	$	$
Net loss before tax	-	-	(2,605)
Statutory tax rate	27.0%	27.0%	27.00%
Expected income tax (recovery)	-	-	(703)
Non-deductible items	-	-	346
Change in estimates	-	(10,893)	-
Change in Deferred tax asset not recognized	-	10,893	357
Total income tax expense (recovery)	-	-	-

The unrecognized deductible temporary differences as at January 31, 2021, April 30, 2020, and April 30, 2019 are comprised of the following:

	January 31, 2021	April 30, 2020	April 30, 2019
	$	$	$
Non capital loss carryforwards	41,669	41,669	1,325
Total unrecognized deductible temporary differences	41,669	41,669	1,325

The Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $41,669 (2020: $41,669, 2019: $1,325) which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry	January 31, 2021	April 30, 2020	April 30, 2019
2037	23,967	23,967	-
2038	12,416	12,416	-
2039	5,286	5,286	1,325
TOTAL	41,669	41,669	1,325

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

9. SUBSEQUENT EVENTS

Arrangement Agreement

The Board of Directors of Vizsla Silver Corp. ("Vizsla Silver") has unanimously approved a statutory arrangement (the "Arrangement") where it proposes to distribute the shares of the Vizsla Silver to the shareholders of Vizsla Copper on the basis of one share of the company for every three shares owned of Vizsla Silver.

The purpose of the Arrangement and the related transactions is to reorganize Vizsla Silver into two separate publicly-traded companies: (a) Vizsla Silver, which will be an exploration company focused in Mexico holding the Mexican silver-gold assets; and (b) Vizsla Copper Corp. (formerly NorthBase Resources Inc.) ("Vizsla Copper" or the "Company"), which will be an exploration company focused on British Columbia copper assets, being the holder of a 100% interest in the Blueberry project and the option on the Carruthers Pass property. The Arrangement will result in participating shareholders of Vizsla Silver holding, immediately following completion of the Arrangement and prior to completion of the Vizsla Copper private placement, 100% of the outstanding Vizsla Copper shares in proportion to their holdings of Vizsla Silver shares. Upon completion of the Arrangement, Vizsla Copper will have an obligation to issue shares to Vizsla Silver shareholders upon the exercise of Vizsla Silver warrants at a ratio of 1/3 Vizsla Copper share per each one Vizsla Silver share.

About the Carruthers Pass Project

Subsequent to January 31, 2021, the Company entered into an option agreement to acquire the Carruthers Pass project from Cariboo Rose. The Carruthers Pass is a shale hosted sulfide project (base and precious metal), discovered in 1997 by the Phelps Dodge Corporation of Canada (now Freeport-McMoRan Inc.).

The Carruthers Pass property consists of eight contiguous mineral claims covering 3,250 hectares approximately 200 kilometers northeast of the community of Smithers. The Kemess Mine road passes 25 kilometers north and east of the claims while industrial logging roads extend from Takla Lake northward to within 35 kilometers of the property. The property covers an isolated group of topographically high peaks and the lower area surrounding the range. The property consists of 8 contiguous claims, as 130 units covering approximately 3,250 hectares.

Detailed information about the Carruthers Pass copper property can be found on Cariboo Rose's profile on SEDAR and on Cariboo Rose's website. While extensive exploration had been completed on the property over several years which has outlined numerous target areas, no further work was completed after 2011.

Vizsla has the option to acquire a 60% interest in the project by making the following payments:

Payment Period	Expenditures	Cash Payment	Share Issuance
Effective Date (February 17, 2021)	-	$20,000	-
First Anniversary of Effective Date	$100,000	$20,000	$10,000
Second Anniversary of Effective Date	$300,000	$40,000	$35,000
Third Anniversary of Effective Date	$600,000	$75,000	$40,000
Fourth Anniversary of Effective Date	$1,000,000	$110,000	$75,000
Fifth Anniversary of Effective Date	$1,000,000	$135,000	$90,000
TOTAL:	$3,000,000	$400,000	$250,000

The number of Vizsla Copper shares to be issued on an anniversary date is to be determined at a price equal to the ten-day volume weighted average trading price of the Vizsla Copper shares prior to any proposed issuance.

Vizsla Copper Corp.

Notes to the Carve-Out Financial Statements

For the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019

(Expressed in Canadian Dollars)

9. SUBSEQUENT EVENTS (CONTINUED)

Promissory note

Vizsla Silver issued CAD$250,000 with an interest rate of LIBOR plus 2% which is to be repaid within 6 months or at the close of financing.

CARVE-OUT MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2021,

THE YEAR ENDED APRIL 30, 2020 AND

THE PERIOD FROM ACQUISITION (JANUARY 16, 2019) TO APRIL 30, 2019

The management's discussion and analysis for Vizsla Copper Corp. ("Vizsla Copper") is for the nine months ended January 31, 2021, the year ended April 30, 2020 and the period from January 16, 2019 (date of acquisition) to April 30, 2019 and was prepared as of April 6, 2021, and should be read in conjunction with the audited carve-out financial statements of Vizsla Copper for the corresponding periods.

The audited carve-out financial statements have been prepared in accordance with IFRS and dollar amounts used herein are expressed in Canadian dollars unless otherwise stated. The audited carve-out financial statements have been presented under the historical cost basis of accounting except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the audited carve-out financial statements. In addition, the audited carve-out financial statements have been prepared using the accrual basis of accounting, except for cash flow disclosure. This discussion offers management's analysis of the financial and operating results of Vizsla Copper and contains certain forward-looking statements relating, but not limited, to operational information, and future exploration and development plans. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could" or similar words suggesting future outcomes. Readers and prospective investors in Vizsla Copper are cautioned not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Vizsla Copper. For additional information relating to the risks and uncertainties facing Vizsla Copper and that could affect the performance of its business and results of operations, see "Risk Factors" in Schedule G to the Vizsla Silver Corp. ("Vizsla Silver") information circular dated May 14, 2021 (the "Circular").

The audited carve-out financial statements for Vizsla Copper were prepared for the specific purpose of inclusion in the Circular. They reflect the financial position, statement of loss and comprehensive loss, cash flows and changes in equity related to Vizsla Copper. As Vizsla Copper has not historically prepared financial statements, the carve-out financial statements have been prepared from Vizsla Silver's historical financial records on a carve-out basis with estimates used, when necessary, for certain allocations. The audited carve-out financial statements present the business of Vizsla Copper, representing the activities, assets and liabilities of Vizsla Copper that relate to or have been assigned to Vizsla Copper. The audited carve-out financial statements reflect the substance of the activities, assets, liabilities and expenses attributable to Vizsla Copper.

Overview

Vizsla Copper was incorporated on December 28, 2017 as NorthBase Resources Inc., and Vizsla Silver acquired all of the issued and outstanding shares of Vizsla Copper on January 16, 2019. On April l9, 2021 Vizsla Silver and Vizsla Copper entered into the Arrangement Agreement relating to the previously announced spin-out transaction of the Vizsla Copper Shares to Vizsla Silver shareholders.

Vizsla Copper intends to complete a private placement of shares and flow-through shares for gross proceeds of up to $3,500.000 (the "Financing"). The proceeds of the financing, in part, will be used to fund the exploration, advancement and development of the Blueberry Project and Carruthers Pass Property, which will be Vizsla's Copper's primary focus. Future exploration and development are expected to be financed through additional equity sales, debt issuances or other financing methods deemed appropriate by management.

Outlook

Vizsla Copper is a junior exploration company expected to be engaged in the exploration and development of the Blueberry Property and the Carruthers Pass Property. Its future performance depends on, among other things, its ability to discover and develop ore reserves at commercially recoverable quantities, the prevailing market price of commodities it produces, its ability to secure required financing, and in the event ore reserves are found in economically recoverable quantities, its ability to secure operating and environmental permits to commence and maintain mining operations.

Vizsla Copper has highly prospective copper-focused assets, underpinned by the funds to be raised in the Financing.

Vizsla Copper's primary objective will be to generate returns from these assets for shareholders and value for its other stakeholders. Vizsla Copper may also consider additional opportunities to grow shareholder value through the acquisition of additional prospective mineral properties, or other strategic transactions.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for Vizsla Copper to predict the duration or magnitude of the adverse results of the outbreak and its effects on Vizsla Copper's business or results of operations at this time.

As Vizsla Copper has no source of revenue at this time, it will continue to require additional capital to fund future office and administrative expenditures and to advance the Blueberry Project and Carruthers Pass Property and complete project investigation activities.

Exploration Projects

Vizsla Copper acquired a 100% interest in the Blueberry Project on February 8, 2018 and became a wholly-owned subsidiary of Vizsla Silver on January 16, 2019 when Vizsla Silver acquired all of the outstanding shares of Vizsla Copper. Vizsla Copper acquired its interest in the Carruthers Pass Option subsequent to the end of the period covered by the audited carve-out financial statements, and such statements do not reflect Vizsla Copper's interest in the Carruthers Pass Option.

The Blueberry Project lies in the Stikinia Terrane and on the Skeena Arch north of the Nechako Basin. The Skeena Arch transects central British Columbia and represents a long lived magmatic arc that has produced a diverse range of mineral deposits in a wide variety of geologic settings. It is some of the most richly endowed terrain in British Columbia and has been the site of mineral exploration since the late 19th century.

The type of deposit most likely to be located on the property is a porphyry copper system. Plutonic suite rocks of the type associated with the porphyry-style Berg Deposit, Huckleberry Mine (39 km away) and Ox Lake mineral occurrence, crop out to a limited extent in the south of the property.

In 2018 a stream sediment sampling survey and prospecting program was conducted over the extent of the Blueberry Project. This exploration program aimed to cover the full extent of the property's reservoir sediments to gain a greater understanding of potential copper mineralization over the property and vector in on areas for follow-up exploration. The author of the Blueberry Technical Report believes that the density of the sampling was appropriate for identifying metal grade anomalies but not for mineral resource estimation. This 2018 stream sediment program identified nine target areas based on anomalous copper and gold assays.

The author of the Blueberry Technical Report is of the opinion that the 2018 stream sediment program warrants follow-up exploration and has recommended a two-phase work program. Vizsla Copper intends to carry out Phase 1 of the proposed work program in the second half of 2021.

Review of Financial Results

Below is a summary of the changes in the exploration and evaluation assets for the period from acquisition of Vizsla Copper by Vizsla Silver on January 16, 2019 to April 30, 2019, for the year ended April 30, 2020 and for the nine- month period ended January 31, 2020:

	January 31, 2021	April 30, 2020	April 30, 2019
As at	$	$	$
Non-current assets
Exploration and evaluation assets	1,457,886	1,457,886	1,357,467

During the periods from January 16, 2019 to April 30, 2019, for the year ended April 30, 2020 and for the nine- month period ended January 31, 2020, Vizsla Copper incurred exploration costs in respect of the Blueberry Project as follows:

	Balance,
	January 16,		Balance,		Balance,
	2019 and April		April 30,		January 31,
	30, 2019	Additions	2020	Additions	2021
	$	$	$	$	$
Exploration costs					15,365
Analysis	-	15,365	15,365	-
Equipment	-	13,800	13,800	-	13,800
Geophysical consulting	-	45,499	45,499	-	45,499
Project management	-	6,130	6,130	-	6,130
Travel, supplies and field expenses	-	19,625	19,625	-	19,625
	-	100,419	100,419	-	100,419

Balance	1,357,467	100,419	1,457,886	-	1,457,886

Results of Operations

Nine-month period ended January 31, 2021:

The audited carve-out financial statements of Vizsla Copper reflect the financial condition of Vizsla Copper and the Blueberry Project for the nine-month period ended January 31, 2021.

During the nine-month period ended January 31, 2021, Vizsla Copper did not incur any exploration or general and administrative expenditures, nor did it expend any cash.

The year ended April 30, 2020:

During the year ended April 30, 2020, Vizsla Copper incurred exploration and evaluation expenditures of $100,419, which included analysis, equipment, geophysical consulting, project management and expenses for travel, supplies and field expenses.

The period from acquisition on January 16, 2019 to April 30, 2019:

During the period from acquisition on January 16, 2019 to April 30, 2019, Vizsla Copper incurred a comprehensive loss for the period of $2,606.

The net Vizsla Silver investment for the nine months ended January 31, 2021, year ended April 30, 2020 and period from January 16, 2019 to April 30, 2019 was $1,362,394.

Discussion of Results

To date, operations on the Blueberry Project have consisted of project acquisition, mineral title maintenance, and early-stage project exploration. Significant items impacting the Blueberry Project's net loss are primarily exploration activities and office and administrative expenses. Changing levels in exploration program and general and administrative costs fluctuate independently according to field activities at the Blueberry Projects or general corporate activities.

Liquidity

As Vizsla Copper to date have been engaged entirely in the development of exploration properties, it has not generated any operating revenues and has relied primarily on funding from Vizsla Silver. Vizsla Copper intends to complete the Financing and use such funds for the first phases of the work programs recommended in each of the Blueberry Technical Report and Carruthers Pass Technical Report. Management expects that these funds will be sufficient to support operations in the near term.

The continuing operations of the Blueberry Property and Carruthers Pass Property are dependent upon Vizsla Copper's ability to raise additional funds in the future (which it would consider raising via share issuances, debt facilities, joint venture arrangements, or a combination of these options), and Vizsla Copper's ability to successfully complete the exploration and development of its mineral properties and commence profitable operations in the future.

Vizsla Copper and Vizsla Silver entered into a proposed promissory note in the amount of $250,000 to fund Arrangement and Financing expenses. The promissory note has an interest rate of LIBOR plus 2% and is expected to be repaid with the proceeds of the Financing.

Related Party Transactions

As at January 31, 2021 and April 30, 2020 Vizsla Copper is indebted to Vizsla Silver for a total amount of $95,492 related to payments made by Vizsla Silver of exploration expenditures. As at April 30, 2019, Vizsla Copper is indebted to Vizsla Silver for a total amount of $15,612 related to payments made by Vizsla Silver in connection with the acquisition of Vizsla Copper. The amount is unsecured, non-interest bearing and due on demand. There were no other related party transactions during the period from acquisition on January 16, 2019 to April 30, 2019, for the year ended April 30, 2020 and for the nine-month period ended January 31, 2020.

Contractual Obligations

As at April 30, 2019, April 30, 2020 and January 31, 2021, Vizsla Copper did not have any significant contractual obligations.

Off-Balance Sheet Arrangements

During the period from acquisition on January 16, 2019 to April 30, 2019, for the year ended April 30, 2020 and for the nine-month period ended January 31, 2020, Vizsla Copper did not have any off-balance sheet arrangements, except in connection with the Arrangement and Carruthers Pass Option.

Proposed Transactions

There are no other proposed transactions under consideration.

Capital Resources

Other than the expenditures required to maintain the Blueberry Project and Carruthers Pass mineral titles in good standing, and the payments and share issuances required under the Carruthers Pass Option Agreement, Vizsla Copper has no commitments for capital expenditures as at the date of the Circular.

Operations at the Blueberry Project have historically been funded by funding from Vizsla Silver, which raises capital from the issuance of Vizsla Silver shares pursuant to private placements and it is expected that Vizsla Copper will continue to seek equity capital financing to advance the Blueberry Project and Carruthers Pass Option.

Events after the Reporting Period

Except with respect to the Arrangement and the Carruthers Pass Option discussed above and elsewhere in the Circular, as of the date of the Circular, there are no reportable subsequent events.

Risk Factors

Vizsla Copper faces a variety of risk factors that could affect the performance of Vizsla Copper's business and results of operations. Management monitors its activities and those factors that could impact them in order to manage risk and make timely decisions. Risks and uncertainties considered material in assessing the carve-out financial statements for Vizsla Copper are described below. For a comprehensive discussion of additional risks applicable to Vizsla Copper and its properties and Vizsla's Copper's business and operations, see "Risk Factors" in Schedule G of the Circular.

Liquidity Concerns and Additional Future Financing Requirements.

Vizsla Copper has relied upon equity subscriptions to satisfy its capital requirements and will likely continue to depend upon these sources to finance its activities. Vizsla Copper may require capital and operating expenditures in connection with the operation and development of the Blueberry Project and Carruthers Pass Property and for working capital purposes. There can be no assurance that Vizsla Copper will be successful in obtaining required financing as and when needed. Volatile markets may make it difficult or impossible Vizsla Copper to obtain debt financing or equity financing on favourable terms, if at all. Failure to obtain additional financing on a timely basis may cause Vizsla Copper to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

No Revenues.

To date, Vizsla Copper has not recorded any revenues from operations. There can be no assurance that Vizsla Copper will have sufficient capital resources to continue as a going concern, that significant losses will not occur in the near future or that the Blueberry Project or Carruthers Pass Property will be profitable in the future. Vizsla Copper expects its exploration and development activities to continue to incur losses unless and until such time as the Blueberry Project or Carruthers Pass Property enter into commercial production and generate sufficient revenues to fund their continuing operations. The development of the Blueberry Project and Carruthers Pass Property will continue to require the commitment of substantial resources. There can be no assurance that the Blueberry Project and Carruthers Pass Property will continue as a going concern, generate any revenues or achieve profitability.

Changes in Accounting Policies Including Initial Adoption

The accounting policies applied in preparation of Vizsla Copper carve-out financial statements are disclosed in the audited financial statements for the period from acquisition to April 30, 2019, for the year ended April 30, 2020 and for the nine months ended January 31, 2021. There have been no changes to accounting policies during such periods.

SCHEDULE I

SPINCO PRO FORMA FINANCIAL STATEMENTS

I - 1

Vizsla Copper Corp. PRO‐FORMA FINANCIAL STATEMENTS January 31, 2021 (Unaudited - Expressed in Canadian Dollars)

Vizsla Copper Corp.

PRO‐FORMA STATEMENTS OF FINANCIAL POSITION

As at January 31, 2021

(Unaudited - Expressed in Canadian Dollars)

	Vizsla Copper		Pro‐Forma	Pro‐Forma
	Corp.		Adjustments	Total
	$	Notes	$	$

ASSETS

Current
Cash	‐	2(a)	250,000	250,000
		2(c)	3,200,000	3,200,000

Total current assets	‐		3,450,000	3,450,000
Non‐current
Mineral properties	1,457,886	2(e)	20,000	1,477,886

Total assets	1,457,886		3,470,000	4,927,886

LIABILITIES

Current Liabilities
Promissory note payable		2(a,b)	255,000	255,000
Due to related parties	95,492	2(e)	20,000	115,492

Total liabilities	95,492		275,000	370,492

SHAREHOLDERS' EQUITY

Net Parent Investment	1,362,394	3	3,195,000	4,557,394

Total Net Parent Investment	1,362,394		3,195,000	4,557,394

Total liabilities and Net Parent Investment	1,457,886		3,470,000	4,927,886

The accompanying notes are an integral part of these unaudited pro‐forma financial statements.

2

Vizsla Copper Corp.

PRO‐FORMA STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars)

	Vizsla Copper
	Corp.			Pro‐Forma
	Period ended			Period ended
	January 31,		Pro‐Forma	January 31,
	2021		Adjustments	2021
	$	Notes	$	$

Other income (loss)

Bank charges and interest	‐	2(b)	5,000	5,000

Net income (loss) and total comprehensive income (loss) for the period	‐		(5,000)	(5,000)

The accompanying notes are an integral part of these unaudited pro‐forma financial statements.

3

Vizsla Copper Corp. NOTES TO THE PRO‐FORMA FINANCIAL STATEMENTS January 31, 2021 (Unaudited - Expressed in Canadian Dollars)

1. DESCRIPTION OF THE TRANSACTION AND BASIS OF PRESENTATION

The unaudited pro‐forma financial statements of Vizsla Copper Corp. ("VCC" or the "Company") have been prepared by its management based on carve‐out financial information from Vizsla Silver Corp. ("Parent") prepared in accordance with International Financial Reporting Standards ("IFRS") to give effect to (i) the proposed spin‐out of VCC from Parent pursuant to the terms of an Arrangement Agreement between Parent and VCC dated April 19, 2021 (the "Arrangement Agreement"), and (ii) the option agreement (the "Option Agreement") with Cariboo Rose Resources Ltd. ("Cariboo Rose") dated February 17, 2021, whereby the Company will earn a 60% interest in the Carruthers Pass copper property in British Columbia.

The accounting policies applied are the same accounting policies as described in the audited carve‐out financial statements. The unaudited pro‐forma consolidated financial statements have been prepared for inclusion in the Parent management information circular ("Circular") in conjunction with the spin‐out of VCC, a wholly owned subsidiary of Parent.

Arrangement Agreement

On April 19, 2021 Parent entered into the Arrangement Agreement with VCC, which provides for the spin‐out of VCC from Parent pursuant to the terms of a Plan of Arrangement under the Business Corporations Act (British Columbia). Under the terms of the Plan of Arrangement, shareholders of Parent will receive one VCC share for every three Parent shares held. VCC holds the Blueberry Project and has entered into the Option Agreement in respect of the Carruthers Pass property. Prior to completing the Plan of Arrangement, VCC intends to complete a private placement to raise proceeds of up to $3,500,000 by the issuance of up to 13,333,333 common shares at $0.15 per share and up to 7,500,000 flow‐through shares at $0.20 per share.

Upon closing of the Plan of Arrangement, but prior to completion of the private placement, VCC will be owned exclusively by existing Parent shareholders, keeping their identical proportion to their pre‐Plan of Arrangement shareholdings of Parent.

Closing of the Plan of Arrangement is subject to several conditions including, but not limited to, approval by Parent shareholders, receipt of court and necessary regulatory approvals and securing the required financing.

Option Agreement

The Carruthers Pass property is a shale hosted sulfide project (base and precious metal), discovered in 1997 by the Phelps Dodge Corporation of Canada (now Freeport‐McMoRan Inc.).

The Carruthers Pass property consists of eight contiguous mineral claims covering 3,250 hectares approximately 200 kilometres northeast of the community of Smithers. The Kemess Mine road passes 25 kilometres north and east of the claims while industrial logging roads extend from Takla Lake northward to within 35 kilometres of the property. The property covers an isolated group of topographically high peaks and the lower area surrounding the range. The property consists of 8 contiguous claims, as 130 units covering approximately 3,250 hectares.

4

Vizsla Copper Corp. NOTES TO THE PRO‐FORMA FINANCIAL STATEMENTS January 31, 2021 (Unaudited - Expressed in Canadian Dollars)

1. DESCRIPTION OF THE TRANSACTION AND BASIS OF PRESENTATION (continued)

Detailed information about the Carruthers Pass property can be found on Cariboo Rose's profile on SEDAR and on Cariboo Rose's website. While extensive exploration had been completed on the property over several years which has outlined numerous target areas, no work has been completed at the property since 2011.

Vizsla has the option to acquire a 60% interest in the property by making the following payments:

Payment Period	Expenditures	Cash Payment	Share Issuance
Effective Date (February 17, 2021)	‐	$20,000	‐
First Anniversary of Effective Date	$100,000	$20,000	$10,000
Second Anniversary of Effective Date	$300,000	$40,000	$35,000
Third Anniversary of Effective Date	$600,000	$75,000	$40,000
Fourth Anniversary of Effective Date	$1,000,000	$110,000	$75,000
Fifth Anniversary of Effective Date	$1,000,000	$135,000	$90,000
TOTAL:	$3,000,000	$400,000	$250,000

The number of VCC shares to be issued on an anniversary date is to be determined at a price equal to the ten‐ day volume weighted average trading price of the VCC shares prior to any proposed issuance.

VCC's interest in the Carruthers Pass property is an option to acquire a 60% interest and does not constitute a business or business combination under IFRS.

It is management's opinion that these unaudited pro‐forma financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

These unaudited pro‐forma financial statements have been compiled from and include:

(a) An unaudited pro‐forma statement of financial position including the audited carve‐out statement of financial position of VCC as at January 31, 2021.

(b) An unaudited pro‐forma interim statement of loss and comprehensive loss including the audited carve‐out statement of loss and comprehensive loss of VCC for the nine months ended January 31, 2021.

The unaudited pro‐forma financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entities' financial position or operating results that would have occurred if the acquisitions had been in effect at the dates indicated. Actual amounts recorded upon consummation of the Agreement will likely differ from those recorded in the unaudited pro forma statement of financial position.

5

Vizsla Copper Corp. NOTES TO THE PRO‐FORMA FINANCIAL STATEMENTS January 31, 2021 (Unaudited - Expressed in Canadian Dollars)

1. DESCRIPTION OF THE TRANSACTION AND BASIS OF PRESENTATION (continued)

Further, these pro forma consolidated financial statements are not necessarily indicative of the future financial position or results of operations of VCC as a result of the Plan of Arrangement and spin‐out. These unaudited pro forma financial statements should be read in conjunction with the audited carve‐out financial statements of VCC for nine month period ending January 31, 2021, the year ended April 30, 2020 and the period from acquisition on January 16, 2019 to April 30, 2019, which are contained within the Circular.

2. PRO‐FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro‐forma financial statements reflect the following assumptions and adjustments:

(a) Promissory note

Parent has issued a promissory note to cover spin‐out and private placement expenses up to $250,000 with an interest rate of LIBOR plus 2% which is to be repaid within 6 months or at the close of financing.

(b) Projected bank charges and interest expenses

To record the bank charges and interest expenses related to the promissory note disclosed in Note 2(a).

(c) Private placement financing

It is a condition to closing under the terms of Arrangement Agreement, that VCC complete a private placement to satisfy TSXV Venture Exchange listing requirements. VCC proposes to raise up to $3.5 million (up $2 million raised at $0.15 per share and flow through shares proceeds of up to $1.5 million raised at $0.20 per share). The transaction costs for the spin‐out pursuant and the private placement are expected to be $300,000.

(d) Warrants

Upon completion of the Plan of Arrangement, VCC will have an obligation to issue shares to Parent shareholders upon the exercise of Parent warrants at a ratio of 1/3 VCC share per each one Parent share.

(e) Option agreement

The initial $20,000 cash payment paid to Cariboo Rose on February 17, 2021 under the terms of the Option Agreement.

6

Vizsla Copper Corp. NOTES TO THE PRO‐FORMA FINANCIAL STATEMENTS January 31, 2021 (Unaudited - Expressed in Canadian Dollars)

3. PRO‐FORMA NET PARENT INVESTMENT

Net Parent Investment as at January 31, 2021 in the unaudited pro‐forma financial statements are comprised of the following:

	Pro‐Forma	Number of	Pro‐forma Net
	Adjustments	Shares	Parent Investment
			$

Balance per audited carve‐out financial statements of Vizsla		31,236,383	1,362,394
Copper Corp. at January 31, 2021	3

Net (loss) for the period	2(b)	‐	(5,000)
Equity financing, net of share issuance costs	2(c)	20,833,333	3,200,000

Pro‐forma balance issued and outstanding		52,069,716	4,557,394

As at January 31, 2021, total number of common shares of the Company outstanding before giving effect to the Arrangement Agreement is 9,100,001. As per the terms of the Arrangement Agreement, VCC has agreed to issue shares to Parent shareholders upon the exercise of warrants to acquire Parent shares at a ratio of 1/3 VCC share per each one Parent share. The number of VCC shares to be issued to Parent shareholders at the effective time of the Plan of Arrangement will depend upon the number of Parent shares outstanding on the record date for the Plan of Arrangement. Such number is dependent upon the number of Parent options and warrants that are exercised between the date hereof and the record date. For illustrative purposes, the figure of 93,710,085 Parent shares outstanding has been used, and on such basis the Company is expected to issue approximately 31,236,383 Company shares to Parent shareholders at the effective time of the Plan of Arrangement.

4. EFFECTIVE TAX RATE

Upon completion of the Agreement the effective tax rate of the resulting issuer is expected to be 27%.

7

SCHEDULE J

SPINCO STOCK OPTION PLAN

J - 1

VIZSLA COPPER CORP. STOCK OPTION PLAN Dated <@>, 2021

TABLE OF CONTENTS

VIZSLA COPPER CORP.

1

VIZSLA COPPER CORP.

STOCK OPTION PLAN

(the "Plan")

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms will have the meanings set forth below:

(a) "Administrator" means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, if any.

(b) "Associate" means, where used to indicate a relationship with any person:

(i) any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(ii) any partner, other than a limited partner, of that person;

(iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv) any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c) "Board" means the board of directors of the Company.

(d) "Change of Control" means an occurrence when either:

(i) a Person or Entity, other than the current "control person" of the Company (as that term is defined in the Securities Act), becomes a "control person" of the Company; or

(ii) a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board.

(e) "Committee" means a committee of the Board appointed in accordance with this Plan or if no such committee is appointed, the Board itself.

(f) "Company" means Vizsla Copper Corp.

2

(g) "Consultant" means an individual who:

(i) is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

(ii) provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in paragraph (v) below);

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv) has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof, and includes:

(v) a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity"); or

(vi) an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(h) "Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(i) "Employee" means:

(i) an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as an employee or as an equivalent thereto; or

(ii) an individual who works for the Company or any Subsidiary either full- time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source,

3

and includes:

(iii) a corporation wholly-owned by such individual; and

(iv) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(j) "Executive" means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i) a corporation wholly-owned by such individual; and

(ii) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(k) "Exercise Notice" means the written notice of the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder.

(l) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(m) "Exercise Price" means the price at which an Option is exercisable as determined in accordance with section 5.3.

(n) "Expiry Date" means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 11.4.

(o) "Expiry Time" means the time the Option expires on the Expiry Date, which is 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date.

(p) "Grant Date" means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(q) "Insider" means an insider as that term is defined in the Securities Act.

(r) "Market Value" means the market value of the Shares as determined in accordance with section 5.3.

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(s) "Option" means an incentive share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company.

(t) "Option Certificate" means the certificate, in substantially the form set out as Schedule "A" hereto, evidencing the Option.

(u) "Option Holder" means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(v) "Outstanding Issue" means the number of Shares that are outstanding (on a non- diluted basis) immediately prior to the Share issuance or grant of Option in question.

(w) "Person or Entity" means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(x) "Personal Representative" means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(y) "Plan" means this stock option plan as from time to time amended.

(z) "Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(aa) "Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(bb) "Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

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(cc) "Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(dd) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(ee) "Subsidiary" means a wholly-owned or controlled subsidiary corporation of the Company.

(ff) "Triggering Event" means:

(i) the proposed dissolution, liquidation or wind-up of the Company;

(ii) a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii) the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv) a proposed Change of Control of the Company;

(v) the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi) a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(gg) "TSXV" means the TSX Venture Exchange Inc.

(hh) "Vest" or "Vesting" means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

1.2 Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia. The Company and each Option Holder hereby attorn to the exclusive jurisdiction of the Courts of British Columbia in respect of any legal proceedings relating to the Plan or Options granted hereunder.

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1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2

PURPOSE AND PARTICIPATION

2.1 Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

2.2 Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants, if any, to whom Options are to be granted.

2.3 Limits on Option Grants

If the Company is listed on TSXV, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSXV:

(a) the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue (unless the Company has obtained disinterested shareholder approval as required by the TSXV);

(b) the maximum number of Options which may be granted to Insiders within any 12 month period must not exceed 10% of the Outstanding Issue (including any Options which are granted and exercised within that 12 month period unless the Company has obtained disinterested shareholder approval as required by the TSXV);

(c) with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(d) the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(e) the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period, and such limitation will not be an amendment to this Plan requiring the Option Holders consent under section 9.2.

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2.4 Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

2.5 Copy of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.6 Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

2.7 No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options granted under this Plan.

2.8 Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder receives his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

2.9 Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

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2.10 Representation to TSXV

As a condition precedent to the issuance of an Option, the Company and the Option Holder must be able to represent to the TSXV as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary. The Option Certificate to which the Option Holder is a party must contain such a representation by the Option Holder.

ARTICLE 3

NUMBER OF SHARES UNDER PLAN

3.1 Board to Approve Issuance of Shares

The Board shall approve by resolution the issuance of all Shares to be issued to Option Holders upon the exercise of Options, such authorization to be deemed effective as of the Grant Date of such Options regardless of when it is actually done. The Board shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

3.2 Number of Shares

Subject to adjustment as provided for herein, if the Company is listed on the TSXV, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed 10% of the number of Shares which are issued and outstanding on the particular date of grant of Options. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

3.3 Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 4

GRANT OF OPTIONS

4.1 Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

4.2 Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a) the name and address of the Option Holder;

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(b) the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c) the Grant Date and Expiry Date of the Option;

(d) the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(e) the vesting and other additional terms, if any, attached to the Option; and

(f) the particulars of each and every time the Option is exercised.

4.3 Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

ARTICLE 5

TERMS AND CONDITIONS OF OPTIONS

5.1 Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option.

5.2 Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3 Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

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(a) for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b) if the Company's Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c) if the Company's Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d) if the Company's Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms' length.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4 Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4 and 11.4 of this Plan:

(a) Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i) ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

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(ii) a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; or

(b) Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i) termination for cause;

(ii) resigning his or her position;

(iii) an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5 Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 9.2.

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5.6 Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

ARTICLE 6

TRANSFERABILITY OF OPTIONS

6.1 Non-transferable

Except as provided otherwise in this ARTICLE 6, Options are non-assignable and non- transferable.

6.2 Death of Option Holder

In the event of the Option Holder's death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3 Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder's Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4 Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder's Disability and such Option Holder dies within one year after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Option Holder and the applicable Expiry Date.

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6.5 Vesting

Notwithstanding any vesting schedule to which Options are subject, Options shall cease to vest immediately if the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated for any reason whatsoever. In which case, the Option Holder may only exercise such number of Options that are vested as at the date of termination of such Option Holder's employment, engagement or appointment as a director or officer.

6.6 Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re-employment or re- engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 7

EXERCISE OF OPTION

7.1 Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option.

7.2 Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. All Share Certificates issued pursuant to the Plan shall be subject to the applicable hold periods set by the Regulatory Rules. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the Share Certificate.

7.3 No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

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ARTICLE 8

ADMINISTRATION

8.1 Board or Committee

The Plan shall be administered by the Board, by a Committee of the Board appointed in accordance with section 8.2, or by an Administrator appointed in accordance with paragraph 8.4(b).

8.2 Appointment of Committee

The Board may at any time appoint a Committee, consisting of not less than two of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

8.3 Quorum and Voting

A majority of the members of the Committee shall constitute a quorum and, subject to the limitations in this ARTICLE 8, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself or herself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Options to that member). The Committee may approve matters by written resolution signed by a majority of the quorum.

8.4 Powers of Committee

The Committee (or the Board if no Committee is in place) shall have the authority to do the following:

(a) administer the Plan in accordance with its terms;

(b) appoint or replace the Administrator from time to time;

(c) determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value of the Shares;

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(d) correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e) prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f) determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g) do the following with respect to the granting of Options:

(i) determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii) determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii) subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options;

(iv) determine when Options shall be granted; and

(v) determine the number of Shares subject to each Option;

(h) accelerate the vesting schedule of any Option previously granted; and

(i) make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.5 Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.6 Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

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ARTICLE 9

APPROVALS AND AMENDMENT

9.1 Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company or by a majority of votes cast by disinterested shareholders at a meeting of shareholders of the Company. If shareholder approval is required, any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2 Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a) materially decrease the rights or benefits accruing to an Option Holder; or

(b) materially increase the obligations of an Option Holder;

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company, if required by the TSXV.

ARTICLE 10

CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1 Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2 Obligation to Obtain Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2.

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10.3 Inability to Obtain Regulatory Approvals

The Company shall not be liable with respect to the failure to complete any transaction related to this Plan, including the exercise of Options or the lawful issuance and sale of any Shares pursuant to such Options, if the Company was unable to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete such transaction.

10.4 Withholding Tax Requirements

Upon exercise of an Option, the Option Holder shall, upon notification of the amount due and prior to the delivery of the certificates representing the Shares, pay to the Company amounts necessary to satisfy applicable federal and provincial withholding tax requirements and, if applicable, Canada Pension Plan contributions, in such amount as determined by the Company, or shall otherwise make arrangements satisfactory to the Company for such requirements. In order to implement this provision, the Company or any related corporation shall have the right to retain and withhold from any payment of cash or Shares under this Plan the amount of taxes and, if applicable, Canada Pension Plan contributions, in such amount as determined by the Company, to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require an Option Holder receiving Shares to reimburse the Company for any such taxes and Canada Pension Plan contributions required to be withheld by the Company and withhold any distribution to the Option Holder in whole or in part until the Company is so reimbursed. In lieu thereof, the Company shall have the right to withhold from any other cash amounts due or to become due from the Company to the Option Holder an amount equal to such taxes and, if applicable, Canada Pension Plan contributions as determined by the Company. The Company may also retain and withhold or the Option Holder may elect, subject to approval by the Company at its sole discretion, to have the Company retain and withhold a number of Shares having a market value of not less than the amount of such taxes and, if applicable, Canada Pension Plan contributions, as determined by the Company, required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such Shares so withheld.

ARTICLE 11

ADJUSTMENTS AND TERMINATION

11.1 Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan.

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11.2 No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3 Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a) a change in the number or kind of shares of the Company covered by such Options; and

(b) a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.3, and without limitation, neither:

(c) the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d) the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company.

Any adjustment made to any Options pursuant to this section 11.3 shall not be considered an amendment requiring the Option Holder's consent for the purposes of section 9.2.

11.4 Triggering Events

Subject to the Company complying with section 11.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Holders in question:

(a) cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b) cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably.

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Such termination or exchange shall not be considered an amendment requiring the Option Holder's consent for the purpose of section 9.2.

11.5 Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6 Determinations to be Made By Committee

Adjustments and determinations under this ARTICLE 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

11.7 Options Granted to U.S. Residents or Citizens

The Options and the Shares issuable upon exercise of the Options have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable securities law of any state of the United States and may not be granted to, or exercised by or on behalf of, any person in the United States, any U.S. person or any person acting for the account or benefit of a U.S. person or person in the United States unless exempt from the registration requirements of the U.S. Securities Act and any applicable securities law of any state of the United States. The Options granted, and the Shares issued upon exercise of Options, in the United States, to or by or on behalf of a U.S. person or any person acting for the account or benefit of a U.S. person or person in the United States will bear a legend restricting the transfer and exercise of such Options and Shares unless such offer, sale, pledge or transfer is pursuant to an exemption from the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

20

Any Option granted under the Plan to an Option Holder who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a "U.S. Option Holder") may be an incentive stock option (an "ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "Code"), but only if so designated by the Company in the agreement evidencing such Option, and only to the extent such option qualifies as an ISO under this section 11.7. No more than 5,000,000 Shares may be granted under Options intended to be ISOs, subject to adjustment as provided in section 11.3. No provision of this Plan, as it may be applied to a U.S. Option Holder with respect to Options which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Grants of Options to U.S. Option Holders pursuant to this Plan which are not designated as or otherwise do not qualify as ISOs will be treated as non- statutory stock options for U.S. federal tax purposes. The Exercise Price for Shares under each Option granted to a U.S. Option Holder pursuant to this Plan shall be not less than 100% of the Market Value of such Shares at the time granted, (unless such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Sections 409A and 424(a) of the Code). Options will be granted and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Option Agreement under the Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any this Plan or any Option hereunder may be subject to Section 409A of the Code and related Treasury Regulations and other interpretive guidance issued thereunder, the Administrator may adopt such amendments to the Plan and the applicable agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Option from section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (b) comply with the requirements of Section 409A of the Code and related Treasury Regulations and other interpretive guidance thereunder and thereby avoid the application of any penalty taxes under such section.

Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Option Holder:

(a) ISOs shall only be granted to individual U.S. Option Holders who are, at the time of grant, employees of the Company (within the meaning of the Code). Any director of the Company who is a U.S. Option Holder shall be ineligible to vote upon the granting of such Option;

(b) the aggregate Market Value (determined as of the time an ISO is granted) of the Shares subject to ISOs exercisable for the first time by a U.S. Option Holder during any calendar year under this Plan and all other Company stock option plans, within the meaning of Section 422 of the Code, shall not exceed US$100,000. To the extent that this US$100,000 limit is exceeded, such Options will be treated as non-statutory stock options. For purposes of this paragraph, (i) ISOs will be taken into account in the order in which they were granted and (ii) the calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder.

(c) if any U.S. Option Holder to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the ISO granted to such individual:

21

(i) the Exercise Price (per Share) subject to such ISO shall not be less than 110% of the Market Value of one Share at the time of grant; and

(ii) for the purposes of this paragraph only, the exercise period shall not exceed 5 years from the date of grant;

(d) no ISO may be granted hereunder to a U.S. Option Holder following the expiration of 10 years after the date on which this Plan is adopted by the Company or the date on which the Plan is approved by the shareholders of the Company, whichever is earlier;

(e) no Option granted U.S. Option Holder under the Plan shall be treated as an ISO unless the Plan shall have been approved by the shareholders of the Company within 12 months following the date of its adoption by the Board;

(f) Options shall lose their qualification as ISOs if any leave of absence exceeds 3 months, unless reemployment upon expiration is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then 6 months following the first day of such leave, any ISO held by a U.S. Option Holder will cease to be treated as an ISO and will be treated for tax purposes as a non-statutory stock option;

(g) no ISO shall be transferable by a U.S. Option Holder other than by will or the laws of descent and distribution; and

(h) during the lifetime of the original grantee of an ISO, such ISO may not be exercised by anyone other than such grantee.

SCHEDULE "A"

[Include the following Exchange hold period for stock options granted to: (i) directors, officers and promoters; (ii) over 10% shareholders; and (iii) any Option Holder if the exercise price of the stock options granted is based on less than Market Price.]

[Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ___________ [date four months and one day after Grant Date].]

[For Options issued in the United States or to, or for the account or benefit of U.S. Persons: THIS OPTION AND THE SHARES ISSUABLE UPON EXERCISE OF THIS OPTION HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACCEPTING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

VIZSLA COPPER CORP.

STOCK OPTION PLAN

OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the "Plan") of Vizsla Copper Corp. (the "Company") and evidences that ______________ [Name of Option Holder] is the holder (the "Option Holder") of an option (the "Option") to purchase up to ______________ common shares (the "Shares") in the capital of the Company at a purchase price of Cdn.$ ______________ per Share (the "Exercise Price"). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 5:00 p.m. local time in Vancouver, British Columbia (the "Expiry Time") on ______________, subject to the provisions of the Plan (the "Expiry Date"). The Grant Date of this Option is ______________.

[Include the following for Options issued in the United States or to, or for the account or benefit of U.S. Persons:]

[Type of Option: [Incentive Stock Option] [Non-statutory Stock Option]]

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

2

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

[Include the following Exchange hold period for stock options granted to: (i) directors, officers and promoters; (ii) over 10% shareholders; and (iii) any Option Holder if the exercise price of the stock options granted is based on less than Market Price.]

[Any share certificates issued pursuant to an exercise of the Option before ______________ [date four months and one day after Grant Date] will contain the following legend: "Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ______________ [date four months and one day after Grant Date]."]

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACCEPTING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA"."

3

This Option was granted to the Option Holder in his or her capacity as a bona fide Director, Officer, Employee or Consultant of the Company (circle appropriate relationship with the Company), and shall continue in effect should his or her status change and he or she continue in a new capacity as a Director, Officer, Employee or Consultant of the Company

VIZSLA COPPER CORP.

______________________________

Authorized Signatory

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is a bona fide Director, Officer, Employee or Consultant of the Company (circle appropriate relationship with the Company) and is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the applicable Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

4

By signing this Option Certificate, the undersigned also provides its express written consent to:

(i) the disclosure of Personal Information (as defined below) by the Company to the TSX Venture Exchange (the "Exchange") with respect to any and all forms required to be filed by the Company with the Exchange with respect to the grant of this Option; and

(j) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A of the Corporate Finance Manual of the Exchange, or as otherwise identified by the Exchange, from time to time.

"Personal Information" means any information about an identifiable individual, and includes the information contained in the Form 4G - Summary Form - Incentive Stock Options to be filed by the Company with the Exchange.

Signature of Option Holder:
_____________________________	Date signed: _____________________________
Signature
_____________________________
Print Name
_____________________________
Address
_____________________________

OPTION CERTIFICATE - SCHEDULE

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1. The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

(a) ______ Shares (______%) will vest and be exercisable on or after the Grant Date;

(b) ______ additional Shares (______%) will vest and be exercisable on or after ______ [date];

(c) ______ additional Shares (______%) will vest and be exercisable on or after ______ [date]; and

(d) ______ additional Shares (______%) will vest and be exercisable on or after ______ [date];

2. Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in paragraphs 5.4(a) or 5.4(b) of the Plan, the Expiry Date of the Option shall be ______ [Insert date desired that is longer or shorter than the standard 30 days as set out in the Plan] following the date the Option Holder ceases to hold such position.

SCHEDULE "B"

VIZSLA COPPER CORP.

STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:   Vizsla Copper Corp. (the "Company")

The undersigned hereby irrevocably exercises stock options (the "Options") of the Company previously granted to the undersigned on ________________, and as such subscribes for ___________________ common shares (the "Shares") of the Company at a price of $____________ Share for a total purchase price of $__________ (the "Exercise Price").

The undersigned encloses herewith a cheque, bank draft or money order or has transmitted good same day funds by wire or other lawful money of Canada payable to or to the order of the Company in payment of the Exercise Price.

The undersigned hereby directs that the Shares subscribed for be registered and delivered as follows:

____________________________________

(Name - please print)

____________________________________

(Account Number (if applicable))

____________________________________

(Address - including postal code)

____________________________________

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 5:00 p.m. local time in Vancouver, B.C. on the Expiry Date of the Option.

Dated:	___________________________

Name:	___________________________

Signature:	___________________________

Address:	___________________________

___________________________